Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

HEALTHPEAK PROPERTIES, INC.,

ALPINE SUB, LLC,

ALPINE OP SUB, LLC,

PHYSICIANS REALTY TRUST,

and

PHYSICIANS REALTY L.P.

Dated as of October 29, 2023

TABLE OF CONTENTS

i

Exhibit A	Form of Amended and Restated Operating Agreement of the Partnership Surviving Entity
Exhibit B	Form of Baker & McKenzie REIT Qualification Opinion
Exhibit C	Form of Latham & Watkins Section 368 Opinion
Exhibit D	Form of Latham & Watkins REIT Qualification Opinion
Exhibit E	Form of Baker & McKenzie Section 368 Opinion

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 29, 2023, is made by and among Healthpeak Properties, Inc., a Maryland corporation (“Parent”), Alpine Sub, LLC, a Maryland limited liability company and a wholly owned subsidiary of Parent (“Alpine Sub”), Alpine OP Sub, LLC, a Maryland limited liability company and wholly owned subsidiary of Parent OP (“Alpine OP Sub”, and, together with Alpine Sub and Parent, the “Parent Parties”), Physicians Realty Trust, a Maryland real estate investment trust (the “Company”), and Physicians Realty L.P., a Delaware limited partnership (the “Partnership” and, together with the Company, the “Company Parties”). Parent, Alpine Sub, Alpine OP Sub, the Company and the Partnership are each sometimes referred to herein as a “Party” and, collectively, as the “Parties”.

WHEREAS, it is proposed that: (a) at the Company Merger Effective Time, the Company shall merge with and into Alpine Sub, with Alpine Sub being the Company Surviving Entity in the Company Merger, and pursuant to the Company Merger, each common share of beneficial interest, par value $0.01 per share, of the Company (“Company Common Shares”) issued and outstanding immediately prior to the Company Merger Effective Time (other than Company Common Shares to be canceled in accordance with Section 3.1(a)(iii)) shall be converted into the right to receive the Merger Consideration; (b) immediately following the effectiveness of the Company Merger, Parent shall contribute to Healthpeak OP, LLC, a Maryland limited liability company (“Parent OP”), all of the outstanding equity interests in the Company Surviving Entity pursuant to the Contribution on the terms and subject to the conditions set forth in this Agreement; and (c) at the Partnership Merger Effective Time, the Partnership shall merge with and into Alpine OP Sub, with Alpine OP Sub continuing as the Partnership Surviving Entity, and pursuant to the Partnership Merger, each Common Unit (as defined in the Second Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”)) in the Partnership (any such Common Unit, a “Partnership OP Unit”) issued and outstanding as of immediately prior to the Partnership Merger Effective Time shall convert into the Partnership Merger Consideration;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has duly and validly authorized and approved the execution, delivery and performance of this Agreement and declared that this Agreement and the transactions contemplated hereby, including the Parent Common Stock Issuance, the Parent Charter Amendment, the Company Merger, and the Partnership Merger, are advisable and in the best interests of Parent and the stockholders of Parent, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, each of Parent, as the sole member of Alpine Sub, and Parent OP, as the sole member of Alpine OP Sub, has taken all actions required for the execution of this Agreement by Alpine Sub and Alpine OP Sub, respectively, and the authorization and approval of the consummation by Alpine Sub and Alpine OP Sub, respectively, of the transactions contemplated hereby, including the Company Merger and the Partnership Merger, as applicable;

WHEREAS, the Board of Trustees of the Company (the “Company Board of Trustees”) has duly and validly authorized and approved the execution, delivery and performance of this Agreement and declared that this Agreement and the transactions contemplated hereby, including the Company Merger and Partnership Merger, are advisable and in the best interests of the Company and its shareholders and the Partnership and its limited partners, as applicable, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Company, as the sole general partner of the Partnership, has determined that it is advisable and in the best interests of the Partnership and its limited partners to enter into this Agreement and to effect the Partnership Merger and the other transactions contemplated hereby on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Company Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); and

WHEREAS, each of the Parties desires to make certain representations, warranties, covenants and agreements in connection with the execution of this Agreement and to prescribe various conditions to the Mergers.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained herein, and subject to the conditions set forth herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

Article I

DEFINITIONS

Section 1.1      Certain Definitions.

“Acquisition Proposal” means any inquiry, proposal, indication of interest or offer from any Person or “group” (as defined in Section 13d-3 promulgated under the Exchange Act) (other than any of the Parties or their Subsidiaries) relating to (a) any merger, consolidation, share exchange or similar business combination transaction involving the Company or Parent, as applicable, or any of their respective Subsidiaries that would result in any Person beneficially owning more than fifteen percent (15%) of the outstanding voting securities of the Company or Parent, as applicable, or any successor thereto or parent company thereof, (b) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly (including by way of merger, consolidation, sale of equity interests, share exchange, joint venture or any similar transaction), of any of the Company’s or Parent’s, as applicable, or their respective Subsidiaries’ assets (including stock or other ownership interests of its respective Subsidiaries) representing more than fifteen percent (15%) of the assets of the Company and the Company Subsidiaries or Parent and the Parent Subsidiaries, as applicable, and in each case on a consolidated basis (as determined on a book-value basis (including Indebtedness secured solely by such assets)), (c) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange, joint venture or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exercisable or exchangeable for, such securities) representing more than fifteen percent (15%) of the outstanding voting securities of the Company or Parent, as applicable, or any successor thereto or parent company thereof, (d) any tender offer or exchange offer that, if consummated, would result in any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) acquiring beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of more than fifteen percent (15%) of the outstanding voting securities of the Company or Parent, as applicable, or any successor thereto or parent company thereof, or (e) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction in which a Third Party shall acquire beneficial ownership of more than fifteen percent (15%) of the outstanding voting securities of the Company or Parent, as applicable, or any successor thereto or parent company thereof; provided, however, that the term “Acquisition Proposal” shall not include the Mergers or the other transactions contemplated by this Agreement.

“Action” means any claim, action, suit, litigation, proceeding, arbitration, mediation or other investigation or audit (in each case, whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought, conducted, tried or heard by or before, or otherwise involving, any Governmental Authority).

“Affiliate” of any Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Business Day” means any day other than (a) a Saturday or Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York, New York.

“Claim” means any threatened, asserted, pending or completed Action or inquiry, whether civil, criminal, administrative, investigative or otherwise, including any arbitration or other alternative dispute resolution mechanism, and whether instituted by any Party hereto, any Governmental Authority or any other Person arising out of or pertaining to matters that relate to an Indemnified Party’s duties (including with respect to any acts or omissions occurring in connection with the approval of this Agreement, the Mergers and the consummation of the other transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith) or service as a manager, director, officer, trustee, employee, agent or fiduciary of the Company or any of the Company Subsidiaries or, to the extent such Person is or was serving at the request or for the benefit of the Company or any of the Company Subsidiaries, any other entity or any Company Employee Program maintained by any of the foregoing at or prior to the Company Merger Effective Time.

“Claim Expenses” means reasonable documented attorneys’ fees and all other reasonable documented out-of-pocket costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim, including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party as contemplated in Section 7.5.

“Company Credit Facility” means that certain Third Amended and Restated Credit Agreement, dated as of September 24, 2021, by and among the Partnership, as borrower, the Company, the lenders party thereto, and KeyBank National Association, as administrative agent (as amended, restated, amended and restated, supplemented or otherwise modified prior to the date of this Agreement).

“Company Datasite” means that certain file sharing platform maintained by the Company at https://americas.datasite.com in connection with this Agreement and the transactions contemplated hereby, as such was in existence at 10:00 a.m. New York City time on October 28, 2023.

“Company Debt Agreements” means (a) the Company Credit Facility, (b) the Company Notes Indentures, (c) the Company Private Placement Notes, and (d) any other agreement or instrument representing or evidencing Indebtedness obligations in excess of $ 50,000,000 of the Company or any Company Subsidiary owing to any Person other than the Company or any wholly-owned Company Subsidiary.

“Company Development Contracts” means any contracts for the design, development and construction of the Company Development Properties, including any binding agreement for ground-up development or commencement of construction by the Company or a Company Subsidiary.

“Company Equity Award” means any Company Restricted Shares, Company RSUs or Company PSUs, as applicable.

“Company Equity Incentive Plan” means the Company’s Amended and Restated 2013 Equity Incentive Plan as such plan has been amended and/or restated.

“Company ESPP” means the Company’s Amended and Restated 2015 Employee Stock Purchase Plan, as such plan has been amended and/or restated.

“Company Intellectual Property” means any Intellectual Property owned or purported to be owned by the Company or any Company Subsidiary.

“Company Material Adverse Effect” means, with respect to the Company, the Partnership or any of the Company Subsidiaries, an Event that (a) has had, or would reasonably be expected to have, a material adverse effect on the assets, business, results of operations, or financial condition of the Company and the Company Subsidiaries taken as a whole, other than Events to the extent arising out of or resulting from (i) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, trade disputes or the imposition of trade restrictions, tariffs or similar taxes, (ii) changes in general legal, regulatory, political, economic or business conditions, changes in Law or the interpretation thereof or changes in GAAP or other accounting standards or the interpretation thereof, (iii) the negotiation, execution, announcement or performance of this Agreement in accordance with the terms hereof or the consummation of the transactions contemplated by this Agreement, including any litigation resulting therefrom and the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, tenants, employees, lenders, financing sources, ground lessors, stockholders, joint venture partners, limited partners, or similar relationships (provided, however, that this clause (iii) shall not apply to Section 4.6, Section 4.14(g) or the first sentence of Section 6.1), (iv) acts of war (whether or not declared), sabotage, armed hostilities, civil disobedience, civil unrest or terrorism (including cyberterrorism), or any escalation or worsening of any such acts of war (whether or not declared), sabotage, armed hostilities, civil disobedience, civil unrest or terrorism (including cyberterrorism), (v) earthquakes, hurricanes or other natural disasters or epidemics, disease outbreaks or pandemics (including COVID-19), or any escalation or worsening thereof, including governmental or other commercially reasonable measures to the extent related thereto, (vi) any decline in the market price, or change in trading volume, of the shares of capital stock of the Company, any adverse change in the credit rating of the Company or any of its securities or any failure to meet any internal or publicly announced financial projections, forecasts, guidance, estimates or budgets or internal or published financial or operating predictions of revenue, earnings, cash flow, cash position or other financial or operating measures (provided, however, that any Event giving rise to such decline, change or failure may otherwise be taken into account in determining whether there has been a Company Material Adverse Effect if not falling into one of the other exceptions contained in this definition), or (vii) any change in conditions generally affecting the health care real estate industry; provided, however, that such Events (x) in the cases of clauses (i), (ii), (iv) and (vii), do not materially disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and the Company Subsidiaries operate, and (y) in the case of clause (v), do not materially disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and the Company Subsidiaries operate in the geographic regions in the United States in which the Company and Company Subsidiaries operate or own or lease properties; provided, further, that if any Event has caused or is reasonably likely to cause the Company to fail to qualify as a REIT for U.S. federal income Tax purposes, such Event shall be considered a Company Material Adverse Effect, unless such failure has been, or is able to be, cured on commercially reasonable terms under the applicable provisions of the Code, or (b) will or would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by the Company Parties of the Mergers before the Outside Date or the performance by the Company Parties in all material respects of their obligations under this Agreement (other than any Event due or related to any Claim related to the transactions described herein under any antitrust laws).

“Company Material Contracts” means all contracts, agreements or understandings (whether written or oral) that are currently in effect or pursuant to which the Company or a Company Subsidiary has obligations or its assets are otherwise bound:

(a)            that are required to be filed as an exhibit to the Company’s Annual Report on Form 10-K on or after January 1, 2022 pursuant to Item 601(b)(2) or Item 601(b)(10) of Regulation S-K of Title 17, Part 229 of the Code of Federal Regulations;

(b)            that contain restrictions with respect to payment of dividends or any other distribution in respect of the capital stock or other equity interests of the Company or any of the Company Subsidiaries;

(c)            that require the Company or any Company Subsidiary to dispose of assets or properties (other than in connection with a Material Company Real Property Lease affecting a Company Property) with a fair market value in excess of $25,000,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(d)            that require the Company or any Company Subsidiary to acquire assets or properties where the Company’s obligation for payment of the purchase price of such assets or properties is in excess of $25,000,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(e)            that constitute a loan to any Person (other than a wholly owned Company Subsidiary) by the Company or any Company Subsidiary in an amount in excess of $1,000,000;

(f)            that constitute an Indebtedness obligation of the Company or any Company Subsidiary with a principal amount as of the date hereof greater than $1,000,000;

(g)            that obligate the Company or any Company Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $1,000,000 and that is not cancelable within one hundred eighty (180) days without material penalty to the Company or any Company Subsidiary;

(h)            that are Material Company Real Property Leases;

(i)            that set forth the material operational terms of a joint venture, partnership, co-investment or similar agreement with a Third Party;

(j)            that constitute an interest rate or currency derivative, swap or collar or any hedging or similar transaction or arrangement;

(k)            that involve any resolution or settlement of any actual or written, threatened litigation, arbitration, claim or other dispute which has not been fully performed, other than, in each case, any such contracts, agreements or understandings concerning the routine collection of debts entered into in the ordinary course of business and other than, in each case, providing solely for payments under any such contract, agreement or understanding by the Company or any of its Subsidiaries in an amount less than $1,000,000;

(l)            that are material management agreements to which the Company or any of the Company Subsidiaries is party as manager, other than any management agreement entered into by the Company or any of the Company Subsidiaries in the ordinary course of the Company’s property management business; or

(m)            that are Company Development Contracts.

“Company Notes Indenture” means that certain Senior Indenture, dated as of March 7, 2017, by and among the Company, the Partnership, and U.S. Bank National Association, as trustee, as supplemented by that certain First Supplemental Indenture, dated as of March 7, 2017, as supplemented by that certain Second Supplemental Indenture, dated as of December 1, 2017, as supplemented by that certain Third Supplemental Indenture, dated as of October 13, 2021, and the notes issued pursuant thereto, and as otherwise modified or supplemented prior to the date of this Agreement.

“Company Private Placement Notes” means (a) that certain Note Purchase and Guarantee Agreement, dated as of January 7, 2016, by and among the Company, the Partnership and the purchasers named in Schedule A thereto, together with that certain Amendment No. 1 to the Note Purchase and Guarantee Agreement, dated August 11, 2016, by and among the Company, the Partnership and the Noteholders (as defined therein), together with that certain Amendment No. 2 to the Note Purchase and Guarantee Agreement, dated November 19, 2018 by and among the Company, the Partnership and the Noteholders (as defined therein), and (b) that certain Note Purchase and Guarantee Agreement, dated as of August 11, 2016, by and among the Company, the Partnership and the purchasers named in Schedule A thereto, together with that certain Amendment No. 1 to the Note Purchase and Guarantee Agreement, dated November 19, 2018, by and among the Company, the Partnership and the Noteholders (as defined therein).

“Company PSU” means a performance-vesting restricted stock unit with respect to Company Common Shares granted by the Company pursuant to the Company Equity Incentive Plan.

“Company Restricted Share” means an unvested restricted Company Common Share granted by the Company pursuant to the Company Equity Incentive Plan.

“Company RSU” means a restricted stock unit with respect to Company Common Shares granted by the Company pursuant to the Company Equity Incentive Plan.

“Company Subsidiary REIT” means any Company Subsidiary that qualifies as a REIT under the Code.

“Company’s Knowledge” means the actual knowledge, after due inquiry, of those individuals identified in Section 1.1 of the Company Disclosure Letter.

“Confidentiality Agreement” means the mutual non-disclosure agreement, dated as of September 19, 2023, between Parent and the Company.

“COVID-19” means SARS-CoV-2 or COVID-19, and any variants, evolutions or mutations thereof or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any Law, guideline or recommendation by any Governmental Authority (including the World Health Organization and the Centers for Disease Control and Prevention) in connection with or in response to COVID-19, including with respect to quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, return to work, vaccination or testing mandates, employment, human resources, customer/vendor engagement, real property or leased real property management, safety or otherwise, including the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and the Consolidated Appropriations Act, 2021 (Pub. L. 116-260), in each case together with any administrative or other guidance published with respect thereto by any Governmental Authority.

“Environment” means soil, soil vapor, land surface or subsurface strata, surface water, groundwater, wetlands, ambient and indoor air, natural resources, and any biota living in or on such media.

“Environmental Law” means any Law relating to the protection of human health and safety (to the extent related to exposure to Hazardous Materials), pollution, or the regulation, protection, or restoration of the Environment, and any Law relating to the use, generation, labeling, processing, refinement, management, production, manufacture, remediation, handling, presence, transportation, treatment, storage, disposal, Release, threatened Release or discharge of Hazardous Materials, as well as any Medical Waste Law.

“Environmental Permit” means any certificate of authority, certificate of need, accreditation, permit, approval, franchise, license, right, identification number, exemption, registration or other authorization issued, granted, given, required or otherwise made available by or under the authority of any Governmental Authority under any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Event” means an effect, event, state of facts, change, development, circumstance, condition or occurrence.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expense Amount” means, with respect to the Parent Parties or the Company Parties, as applicable, an amount not to exceed $20,000,000, equal to the sum of all documented reasonable out-of-pocket Expenses paid or payable by any of the Parent Parties or the Company Parties, as applicable, in connection with this Agreement, the Mergers or any of the other transactions contemplated hereby.

“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by any of the Parent Parties or the Company Parties, as applicable, or on their behalf in connection with or related to (a) any due diligence in connection with the transactions contemplated by this Agreement, (b) the authorization, preparation, negotiation, execution and performance of this Agreement, (c) the preparation, printing and filing of the Form S-4 and the preparation, printing, filing and mailing of the Proxy Statement/Prospectus, (d) all SEC and other regulatory filing fees incurred in connection with the transactions contemplated by this Agreement, (e) the solicitation of stockholder and partner approvals, (f) engaging the services of the Exchange Agent, (g) obtaining third-party consents and (h) any other filings with the SEC and all other matters related to the consummation of the Mergers and the other transactions contemplated by this Agreement.

“FLSA” means the federal Fair Labor Standards Act of 1938, as amended, and similar state, local and foreign Laws related to wage and hour matters, including the payment of wages, including minimum wage and overtime wages, and meals and rest breaks.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Authority” means any United States (federal, state or local) or foreign government or arbitration board, panel or tribunal, or any governmental or quasi-governmental, regulatory, judicial, legislative, executive or administrative authority, board, bureau, agency, commission or self-regulatory organization or any foreign, United States or state court of competent jurisdiction.

“Hazardous Materials” means (a) any toxic, hazardous, reactive, corrosive, ignitable or flammable substance, material or waste, whether solid, liquid or gas, (b) any substance, material or waste, whether solid, liquid or gas, that is defined, listed or subject to regulation, or for which liability or standards of care are imposed, under any Environmental Law and (c) petroleum and petroleum products (including crude oil or any fraction thereof), toxic mold, asbestos and asbestos-containing materials, radioactive materials, Medical Waste, per- and poly-fluoroalkyl substances and polychlorinated biphenyls.

“Indebtedness” means, with respect to any Person, without duplication, (a) all principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations of such Person for borrowed money (including any bonds, indentures, debentures or similar instruments), whether secured or unsecured, convertible or not convertible, (b) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person or incurred as financing with respect to property acquired by such Person, (c) all obligations of such Person secured by a lien on such Person’s assets, (d) all capitalized lease obligations of such Person, (e) all obligations of such Person under interest rate or currency derivatives, swaps or collars or any hedging or similar transactions or arrangements (valued at the termination value thereof), (f) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (g) all obligations in respect of bankers acceptances or letters of credit, (h) all obligations in respect of prepayment premiums, penalties, breakage costs, “make whole amounts,” costs, expenses and other payment obligations that would arise if any of the Indebtedness described in the foregoing clauses (a) through (g) were prepaid or unwound and settled, (i) all guarantees of such Person of any such Indebtedness (as described in the foregoing clauses (a) through (h)) of any other Person, and (j) any agreement to provide any of the foregoing.

“Intellectual Property” means all United States and foreign (a) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, reexaminations, provisionals, substitutions and extensions thereof, (b) trademarks, service marks, trade dress, logos, slogans, trade names, corporate names, Internet domain names, and design rights, (c) registered and unregistered copyrights, copyrightable works, software, data, databases and database rights, (d) inventions (whether or not patentable), confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models, algorithms and methodologies, (e) all rights in the foregoing and in other similar intangible assets, and (f) all applications and registrations for the foregoing.

“Intervening Event” means a material positive Event affecting the business, assets or operations of the Company and the Company Subsidiaries, taken as a whole, on the one hand, or of Parent and the Parent Subsidiaries, taken as a whole, on the other hand, that has occurred or has arisen after the date of this Agreement but prior to the receipt of the Company Shareholder Approval or the Parent Stockholder Approval, respectively, that was not known to the Company Board of Trustees or the Parent Board, as applicable (or, if known, the magnitude or material consequences of which were not reasonably foreseeable to the Company Board of Trustees or Parent Board, as applicable, as of the date of this Agreement); provided, however, that in no event shall any of the following constitute or be taken into account in determining whether an “Intervening Event” has occurred: (a) the receipt, terms or existence of any Acquisition Proposal with respect to the applicable Party or any matter arising therefrom or relating thereto, (b) any action taken by a Party pursuant to and in compliance with the covenants and agreements set forth in this Agreement, and any consequences of such actions, (c) changes in the market price or trading volume of the capital stock of the Company or Parent or any of their respective Subsidiaries or in the credit rating of the Company or Parent or any of their respective securities, or (d) the Company or Parent or any of their respective Subsidiaries meeting, exceeding or failing to meet any internal or publicly announced financial projections, forecasts, guidance, estimates or budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position, results of operations or other financial or operating measures for any period; provided, further, that, with respect to the foregoing clauses (c) and (d), the underlying causes of such change, meeting, exceedance or failure may otherwise constitute or be taken into account in determining whether an “Intervening Event” has occurred if not otherwise falling into the foregoing clauses (a) and (b) of this definition.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the United States Internal Revenue Service or any successor agency.

“IT Assets” means software, systems, servers, computers, hardware, firmware, middleware, networks, data processing assets, routers, hubs, switches, and all other information technology equipment.

“Law” means any federal, state, local or foreign law (including common law), statute, code, directive, ordinance, rule, regulation, or Order.

“Medical Waste” means (a) pathological waste, (b) blood, (c) sharps, (d) wastes from surgery or autopsy, (e) dialysis waste, including contaminated disposable equipment and supplies, (f) cultures and stocks of infectious agents and associated biological agents, (g) contaminated animals, (h) isolation wastes, (i) contaminated equipment, (j) laboratory waste, (k) various other biological waste and discarded materials contaminated with or exposed to blood, excretion, or secretions from human beings or animals and (l) any substance, pollutant, material, or contaminant listed or regulated under the Medical Waste Tracking Act of 1988, 42 U.S.C. §§6992 et seq. (“MWTA”).

“Medical Waste Law” means any Law pertaining to the generation, storage, treatment, disposal or other handling of Medical Waste, including the following Laws insofar as they impose requirements relating to Medical Waste: the MWTA; the U.S. Public Vessel Medical Waste Anti-Dumping Act of 1988, 33 U.S.C. §§2501 et seq.; the Marine Protection, Research, and Sanctuaries Act of 1972, 33 U.S.C. §§1401 et seq.; the Occupational Safety and Health Act, 29 U.S.C. §§651 et seq.; and the Department of Health and Human Services, National Institute for Occupational Self-Safety and Health Infectious Waste Disposal Guidelines, Publication No. 88-119.

“NYSE” means the New York Stock Exchange.

“Parent Common Stock” means shares of common stock of Parent, par value $1.00 per share.

“Parent Credit Facility” means, collectively, (a) that certain Second Amended and Restated Credit Agreement, dated as of September 20, 2021, by and among Parent, Parent OP, the lenders party thereto, and Bank of America, N.A., as administrative agent (as amended, restated, amended and restated, supplemented or otherwise modified from time to time), and (b) that certain Term Loan Agreement, dated as of August 22, 2022, by and among Parent, Parent OP, the lenders party thereto, and Bank of America, N.A., as administrative agent (as amended, restated, amended and restated, supplemented or otherwise modified from time to time).

“Parent Datasite” means that certain file sharing platform maintained by Parent at https://services.intralinks.com in connection with this Agreement and the transactions contemplated hereby, as such was in existence at 10:00 a.m. New York City time on October 28, 2023.

“Parent Employee Program” means the plans and programs maintained by Parent or any Parent Subsidiary in which a Continuing Employee is eligible to participate.

“Parent Equity Incentive Plans” means Parent’s 2006 Performance Incentive Plan, Parent’s 2014 Performance Incentive Plan and Parent’s 2023 Performance Incentive Plan, in each case as such plan has been amended and/or restated.

“Parent Material Adverse Effect” means, with respect to Parent, Parent OP or any of the Parent Subsidiaries, an Event that (a) has had, or would reasonably be expected to have, a material adverse effect on the assets, business, results of operations, or financial condition of Parent and the Parent Subsidiaries taken as a whole, other than Events to the extent arising out of or resulting from (i) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, trade disputes or the imposition of trade restrictions, tariffs or similar taxes, (ii) changes in general legal, regulatory, political, economic or business conditions, changes in Law or the interpretation thereof or changes in GAAP or other accounting standards or the interpretation thereof, (iii) the negotiation, execution, announcement or performance of this Agreement in accordance with the terms hereof or the consummation of the transactions contemplated by this Agreement, including any litigation resulting therefrom and the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, tenants, employees, lenders, financing sources, ground lessors, stockholders, joint venture partners, limited partners, or similar relationships (provided, however, that this clause (iii) shall not apply to Section 5.6 or the first sentence of Section 6.2), (iv) acts of war (whether or not declared), sabotage, armed hostilities, civil disobedience, civil unrest or terrorism (including cyberterrorism), or any escalation or worsening of any such acts of war (whether or not declared), sabotage, armed hostilities, civil disobedience, civil unrest or terrorism (including cyberterrorism), (v) earthquakes, hurricanes or other natural disasters or epidemics, disease outbreaks or pandemics (including COVID-19), or any escalation or worsening thereof, including governmental or other commercially reasonable measures to the extent related thereto, (vi) any decline in the market price, or change in trading volume, of the shares of capital stock of Parent, any adverse change in the credit rating of Parent or any of its securities or any failure to meet any internal or publicly announced financial projections, forecasts, guidance, estimates or budgets or internal or published financial or operating predictions of revenue, earnings, cash flow, cash position, or other financial or operating measures (provided, however, that any Event giving rise to such decline, change or failure may otherwise be taken into account in determining whether there has been a Parent Material Adverse Effect if not falling into one of the other exceptions contained in this definition), or (vii) any change in conditions generally affecting the health care or life sciences real estate industry; provided, however, that such Events (x) in the cases of clauses (i), (ii), (iv) and (vii), do not materially disproportionately affect Parent and the Parent Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and the Parent Subsidiaries operate, and (y) in the case of clause (v), do not materially disproportionately affect Parent and the Parent Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and the Parent Subsidiaries operate in the geographic regions in the United States in which Parent and Parent Subsidiaries operate or own or lease properties; provided, further, that if any Event has caused or is reasonably likely to cause Parent to fail to qualify as a REIT for U.S. federal income Tax purposes, such Event shall be considered a Parent Material Adverse Effect, unless such failure has been, or is able to be, cured on commercially reasonable terms under the applicable provisions of the Code, or (b) will or would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by the Parent Parties of the Mergers before the Outside Date or the performance by the Parent Parties in all material respects of their obligations under this Agreement (other than any Event due or related to any Claim related to the transactions described herein under any antitrust laws).

“Parent OP Unit” means a limited liability company interest in Parent OP designated as a “Common Unit” under the Parent OP Operating Agreement.

“Parent Subsidiary REIT” means any Parent Subsidiary that qualifies as a REIT under the Code.

“Parent’s Knowledge” means the actual knowledge, after due inquiry, of those individuals identified in Section 1.1 of the Parent Disclosure Letter.

“Person” means an individual, corporation, limited liability company, partnership, limited partnership, association, trust, unincorporated organization, REIT, other entity, organization or group (as defined in Section 13(d) of the Exchange Act) or a Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority.

“Personal Information” means information or data, in any form, that is capable, directly or indirectly, of being associated with, related to or linked to, or used to identify, describe, contact or locate, a natural Person or household, and/or is considered “personally identifiable information,” “personal information,” “personal data,” or any similar term by any Company Privacy Requirements.

“Privacy Laws” means all Laws and binding guidelines and standards, in each case as amended, consolidated, re-enacted or replaced from time to time, relating to the privacy, security, or processing of Personal Information, data breach notification, website and mobile application privacy policies and practices and email, text message or telephone communications.

“Release” means any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into, through, or upon the Environment.

“Representative” of any Person means any Affiliate, officer, director, trustee, employee or consultant of such Person or any investment banker, financial advisor, attorney, accountant or other representative retained by such Person.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Series A Preferred Unit” means a Partnership OP Unit designated as a “Series A Participating Redeemable Preferred Unit” in the Partnership Agreement.

“Significant Subsidiary” means any Subsidiary that would qualify as a “Significant Subsidiary” within the meaning of Regulation S-X of the SEC.

“Subsidiary” means with respect to any Person, any corporation, limited liability company, partnership, REIT or other organization, whether incorporated or unincorporated, of which at least a majority of the outstanding shares of capital stock, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries.

“Superior Proposal” means a bona fide unsolicited written Acquisition Proposal (except that, for purposes of this definition all percentages included in the definition of “Acquisition Proposal” shall be replaced by fifty percent (50%)) made by a Third Party on terms that the Company Board of Trustees or the Parent Board, as applicable, determines in good faith (after consultation with outside legal counsel and financial advisors and taking into account all factors and matters deemed relevant in good faith by the Company Board of Trustees or the Parent Board, as applicable, including, to the extent deemed relevant by the Company Board of Trustees or the Parent Board, as applicable, financial, legal, regulatory and any other aspects of the transactions including the identity of the Person making such proposal, the net value of such Person’s assets, and the value and stability of such Person’s equity, any termination fees, expense reimbursement provisions, conditions to consummation and whether the transactions contemplated by such Acquisition Proposal are reasonably capable of being consummated) would be more favorable to the Company and the holders of Company Common Shares or Parent and the holders of shares of Parent Common Stock, as applicable, than the transactions contemplated by this Agreement.

“Tax Returns” means all reports, returns, declarations, statements or other information filed or required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto and any amendment thereof, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Taxes” means any and all taxes and similar charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority, including: taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, license, lease, premium, capital stock, payroll, employment, social security, net worth, estimated income, escheat, excise, duty, withholding (including dividend withholding and withholding required pursuant to Section 1445 and Section 1446 of the Code), ad valorem, stamp, transfer, value added or gains taxes and similar charges.

“Termination Fee” means (a) in the case of a Termination Fee payable by the Company, an amount equal to $111,000,000 and (b) in the case of a Termination Fee payable by Parent, an amount equal to $365,000,000.

“Third Party” means any Person or group of Persons other than a Party to this Agreement or their respective Affiliates.

“Unauthorized Code” means any virus, Trojan Horse, worm, or other software routines or hardware components designed to permit unauthorized access, to disable, erase, or otherwise harm software, hardware or data.

“VWAP of Parent Common Stock” means the volume weighted average price of Parent Common Stock for the ten (10) trading days immediately prior to the second (2nd) Business Day prior to the date of the Company Merger Effective Time, starting with the opening of trading on the first (1st) trading day of such period and ending with the closing of trading on the trading day immediately prior to the second (2nd) Business Day prior to the date of the Company Merger Effective Time, as reported by Bloomberg (or, in the event Bloomberg does not report such information, such third-party service as is mutually agreed upon in good faith by the Parties).

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, as amended, and similar state, local and foreign Laws related to plant closings, relocations or mass layoffs.

“Willful Breach” means a deliberate and willful act or a deliberate and willful failure to act, in each case, which action or failure to act (as applicable) occurs with the actual knowledge that such act or failure to act constitutes or would result in a material breach of this Agreement, and which in fact does cause a material breach of this Agreement.

Section 1.2      Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

A&R Partnership Operating Agreement	Section 2.3(b)
Acceptable Confidentiality Agreement	Section 7.4(b)
Acquisition Agreement	Section 7.4(a)
Agreement	Preamble
Alpine OP Sub	Preamble
Alpine Sub	Preamble
Book-Entry Share	Section 3.1(a)(ii)
Certificate	Section 3.1(a)(ii)
Certificate of Limited Partnership	Section 4.1(c)
Change in Company Recommendation	Section 7.4(b)(iii)
Change in Parent Recommendation	Section 7.4(b)(iii)

Chosen Court	Section 10.9(b)
Closing	Section 2.2
Closing Date	Section 2.2
Code	Recitals
Company	Preamble
Company 401(k) Plan	Section 4.14(c)
Company Articles of Merger	Section 2.1(a)(ii)
Company Articles of Organization	Section 2.3(a)
Company Board Designees	Section 7.21(a)
Company Board of Trustees	Recitals
Company Bylaws	Section 4.1(c)
Company Common Shares	Recitals
Company Credit Facility Amendment	Section 7.19(a)
Company Declaration of Trust	Section 4.1(c)
Company Development Properties	Section 4.12(h)
Company Development Property	Section 4.12(h)
Company Disclosure Letter	Article IV
Company Employee Programs	Section 4.14(a)
Company Equity Award Consideration	Section 1.1(d)
Company Governing Documents	Section 4.1(c)
Company JV Partners	Section 4.5
Company Merger	Section 2.1(a)(i)
Company Merger Effective Time	Section 2.1(a)(ii)
Company Operating Agreement	Section 2.3(a)
Company Parties	Preamble
Company Preferred Shares	Section 4.3(a)
Company Privacy Requirements	Section 4.22(a)
Company Properties	Section 4.12(a)
Company Recommendation	Section 4.2(b)
Company SEC Reports	Section 4.8(a)
Company Shareholder Approval	Section 4.18
Company Shareholder Meeting	Section 7.1(c)
Company Subsidiary	Section 4.1(b)
Company Surviving Entity	Section 2.1(a)(i)
Company Tax Protection Agreement	Section 6.1(w)
Consent Solicitations	Section 7.19(b)
Continuing Employee	Section 7.8(a)
Contribution	Section 2.1(b)(i)
Data Partners	Section 4.22(a)
Debt Offer Documents	Section 7.19(b)
DRULPA	Section 2.1(c)(i)
Encumbrances	Section 4.12(b)
Exchange Agent	Section 3.3(a)
Exchange Fund	Section 3.3(a)
Exchange Ratio	Section 3.1(a)(ii)
Form S-4	Section 4.6

Fractional Share Consideration	Section 3.1(a)(ii)
Indemnified Parties	Section 7.5(a)
Indemnifying Party	Section 7.5(a)
Inquiry	Section 7.4(a)
Interim Period	Section 6.1
Intervening Event Notice	Section 7.4(b)(v)
Intervening Event Notice Period	Section 7.4(b)(v)
JV Ownership Interest Rights	Section 4.5
Labor Agreement	Section 4.15(b)
Letter of Transmittal	Section 3.3(c)
Losses	Section 7.19(c)
Material Company Real Property Lease	Section 4.12(a)
Maximum Premium	Section 7.5(c)
Merger Consideration	Section 3.1(a)(ii)
Mergers	Section 2.1(c)(i)
MGCL	Section 3.6
MLLCA	Section 2.1(a)(i)
MRL	Section 2.1(a)(i)
Note Offers and Consent Solicitations	Section 7.19(b)
Notice Period	Section 7.4(b)(iv)
Offers to Exchange	Section 7.19(b)
Offers to Purchase	Section 7.19(b)
Order	Section 4.9
Other Filings	Section 7.2
Outside Date	Section 9.1(b)(iv)
Parent	Preamble
Parent Board	Recitals
Parent Bylaws	Section 5.1(c)
Parent Charter	Section 5.1(c)
Parent Charter Amendment	Section 5.2(a)
Parent Common Stock Issuance	Section 5.2(a)
Parent Disclosure Letter	Article V
Parent Equity Award	Section 5.3(d)
Parent Governing Documents	Section 5.1(c)
Parent JV Partners	Section 5.5
Parent OP	Recitals
Parent OP Articles of Organization	Section 5.1(c)
Parent OP Governing Documents	Section 5.1(c)
Parent OP Operating Agreement	Section 5.1(c)
Parent Parties	Preamble
Parent Preferred Stock	Section 5.3(a)
Parent Recommendation	Section 5.2(b)
Parent SEC Reports	Section 5.8(a)
Parent Stockholder Approval	Section 5.14
Parent Stockholder Meeting	Section 7.1(c)
Parent Subsidiaries	Section 5.1(b)

Parent Subsidiary	Section 5.1(b)
Parent Tax Protection Agreement	Section 6.2(l)
Parties	Preamble
Partnership	Preamble
Partnership Agreement	Recitals
Partnership Articles of Merger	Section 2.1(c)(ii)
Partnership Governing Documents	Section 4.1(c)
Partnership Merger	Section 2.1(c)(i)
Partnership Merger Certificate	Section 2.1(c)(ii)
Partnership Merger Consideration	Section 3.1(b)(ii)
Partnership Merger Effective Time	Section 2.1(c)(ii)
Partnership OP Unit	Recitals
Partnership Surviving Entity	Section 2.1(c)(i)
Partnership Surviving Entity Unit	Section 3.1(b)(ii)
Party	Preamble
Permit	Section 4.7
Permitted REIT Dividend	Section 7.17(a)
Proxy Statement/Prospectus	Section 3.3(a)
Qualified REIT Subsidiary	Section 4.11(f)
Qualifying Income	Section 9.4(a)
Registered Intellectual Property	Section 4.21(a)
REIT	Section 4.11(b)
REIT Dividend	Section 7.17(b)
Release	Section 7.8(c)
Requested Changes	Section 2.5
Sarbanes-Oxley Act	Section 4.8(a)
SDAT	Section 2.1(a)(ii)
Securities Laws	Section 4.8(a)
Security Incident	Section 4.22(b)
Superior Proposal Notice	Section 7.4(b)(iv)
Takeover Statutes	Section 4.26
Tax Protection Agreement	Section 4.11(l)
Taxable REIT Subsidiary	Section 4.11(f)
Termination Payee	Section 9.4(a)
Termination Payor	Section 9.4(a)
Transfer Taxes	Section 7.9(c)
Union	Section 4.15(b)

Article II

THE MERGERs

Section 2.1      The Mergers.

(a)            The Company Merger.

(i)            Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the Maryland REIT Law (the “MRL”), and the Maryland Limited Liability Company Act (the “MLLCA”), at the Company Merger Effective Time, the Company shall be merged with and into Alpine Sub (the “Company Merger”). As a result of the Company Merger, the separate existence of the Company shall cease and Alpine Sub shall continue as the surviving entity in the Company Merger and a wholly owned Subsidiary of Parent (the “Company Surviving Entity”). The Company Merger will have the effects set forth in the MRL, the MLLCA and this Agreement.

(ii)            The Parties shall cause the Company Merger to be consummated by filing as soon as practicable on the Closing Date (A) articles of merger for the Company Merger (the “Company Articles of Merger”) with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the MRL and the MLLCA, and (B) any other filings, recordings or publications required under the MRL or the MLLCA in connection with the Company Merger. The Company Merger shall become effective at such time as the Company Articles of Merger are accepted for record by the SDAT, or on such other date and time as shall be agreed to by Parent and the Company and specified in the Company Articles of Merger (the date and time the Company Merger becomes effective being the “Company Merger Effective Time”).

(b)            Contribution.

(i)            Immediately after the effectiveness of the Company Merger, Parent shall cause the contribution (the “Contribution”) of all of the outstanding equity interests of the Company Surviving Entity held by Parent to Parent OP. As a result of the Contribution, the Company Surviving Entity shall become a direct wholly-owned subsidiary of Parent OP.

(ii)            The Parties shall, and shall cause their applicable Subsidiaries to, cause the Contribution to be consummated immediately after the effectiveness of the Company Merger by executing an assignment and assumption agreement or other instrument of transfer or conveyance (in each case, in form and substance reasonably acceptable to Parent and the Company) to contribute, transfer and convey to Parent OP all of the outstanding equity interests in the Company Surviving Entity.

(c)            Partnership Merger.

(i)            Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”) and the MLLCA, immediately after the Contribution, at the Partnership Merger Effective Time, the Partnership shall be merged with and into Alpine OP Sub (the “Partnership Merger” and, together with the Company Merger, the “Mergers”). As a result of the Partnership Merger, the separate existence of the Partnership shall cease, and Alpine OP Sub shall continue as the surviving entity of the Partnership Merger (the “Partnership Surviving Entity”). The Partnership Merger will have the effects set forth under the DRULPA and the MLLCA and in this Agreement.

(ii)            The Parties shall cause the Partnership Merger to be consummated as soon as practicable after the Contribution (A) by filing a certificate of merger for the Partnership Merger (the “Partnership Merger Certificate”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DRULPA, (B) by filing articles of merger for the Partnership Merger (the “Partnership Articles of Merger”) with the SDAT, in such form as required by, and executed in accordance with the relevant provisions of, the MLLCA, and (C) by making any other filings, recordings or publications required under the DRULPA or the MLLCA in connection with the Partnership Merger. The Partnership Merger shall become effective upon the later of (i) the acceptance of the Partnership Merger Certificate by the Secretary of the State of the State of Delaware and (ii) the acceptance for record of the Partnership Articles of Merger by the SDAT, or on such other date and time as shall be agreed to by Parent and the Company and specified in the Partnership Merger Certificate and Partnership Articles of Merger (the date and time the Partnership Merger becomes effective being the “Partnership Merger Effective Time”).

Section 2.2      Closing. The closing of the Company Merger (the “Closing”) will take place by means of a virtual closing through the electronic exchange of documents and signatures on the second (2nd) Business Day after the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their terms are required to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), unless another date, time or place is agreed to in writing by the Parties. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 2.3      Organizational Documents.

(a)            At the Company Merger Effective Time, the articles of organization of Alpine Sub, as in effect immediately prior to the Company Merger Effective Time, shall be amended and restated as part of the Company Merger to include such indemnification provisions as required by Section 7.5(b) (the “Company Articles of Organization”), which Articles of Organization shall be included in the Company Articles of Merger, and the operating agreement of Alpine Sub, as in effect immediately prior to the Company Merger Effective Time, shall be amended and restated to include such indemnification provisions as required by Section 7.5(b) (the “Company Operating Agreement”), which Company Articles of Organization and Company Operating Agreement shall be the organizational documents of the Company Surviving Entity.

(b)            At the Partnership Merger Effective Time, (i) the articles of organization of Alpine OP Sub, as in effect immediately prior to the Partnership Merger Effective Time, shall become the articles of organization of the Partnership Surviving Entity and (ii) the operating agreement of Alpine OP Sub, as in effect immediately prior to the Partnership Merger Effective Time, shall be amended and restated to be substantially in the form of the Amended and Restated Operating Agreement attached hereto as Exhibit A (the “A&R Partnership Operating Agreement”), which A&R Partnership Operating Agreement shall be the operating agreement of the Partnership Surviving Entity. The A&R Partnership Operating Agreement shall, among other things, specify that the Partnership Surviving Entity Units shall be convertible into, in accordance with, at such times specified in and subject to the conditions of the A&R Partnership Operating Agreement, shares of Parent Common Stock.

Nothing in this Section 2.3 shall affect in any way the indemnification or other obligations provided for in Section 7.5.

Section 2.4      Directors, Trustees and Officers.

(a)            Prior to the Closing, the Company shall cause to be delivered to Parent resignation letters from each of the trustees, directors, and officers of the Company and each Company Subsidiary, other than any trustees, directors and officers designated by Parent in writing to the Company prior to the Closing, pursuant to which each such person shall resign from his or her position as a trustee, director and/or officer of the Company and any Company Subsidiary effective as of the Company Merger Effective Time. The Company and Parent shall cooperate prior to the Closing to ensure that persons designated by Parent shall be elected or appointed as directors and/or officers of the Company Surviving Entity and each Company Subsidiary as of the Company Merger Effective Time (or with respect to the Partnership Surviving Entity and its Subsidiaries, as of the Partnership Merger Effective Time) and to give effect to Section 2.4(b). For the avoidance of doubt and subject to Section 7.8(c), the Parties agree that the resignations contemplated by this Section 2.4(a) shall not be considered a termination of employment for any reason and shall not render such officer or employee ineligible for severance or retention payments under the applicable Company severance plan or arrangement.

(b)            From and after the Company Merger Effective Time, the officers of Alpine Sub immediately prior to the Company Merger Effective Time shall be the officers of the Company Surviving Entity, each to hold office in accordance with the Company Operating Agreement.

(c)            From and after the Partnership Merger Effective Time, the officers of Alpine OP Sub immediately prior to the Partnership Merger Effective Time shall be the officers of the Partnership Surviving Entity, each to hold office as set forth in the A&R Partnership Operating Agreement.

Section 2.5      Transaction Structure. Notwithstanding anything in this Agreement to the contrary, the Company Parties shall cooperate with and agree to any reasonable changes requested by Parent solely regarding the structure or steps of the transactions contemplated by this Article II (such cooperation shall include entering into appropriate amendments to this Agreement to reflect such reasonable changes) (the “Requested Changes”); provided, however, that (a) any such Requested Changes would not reasonably be expected to have an adverse effect in any material respect on the Company or any Company Subsidiary or the holders of the Company Common Shares, the Partnership OP Units or the Company Equity Awards, including any change to the form or amount of consideration to be received by holders of the Company Common Shares, Partnership OP Units or any Company Equity Awards, (b) none of the Requested Changes shall delay or prevent the Closing, (c) any amendments required to implement the Requested Changes must be made in accordance with Section 10.3, (d) none of the Company, the Partnership or any of their Subsidiaries (including all Company Subsidiaries) shall be required to take any action in contravention of any Laws, its organizational documents or any Company Material Contract, (e) the implementation of any such Requested Changes shall be contingent upon the receipt by the Company of a written notice from Parent confirming that all of the conditions set forth in Article VIII, other than such conditions that are to be satisfied at the Closing and the condition set forth in Section 8.1(a), have been satisfied (or, at the option of Parent, waived) and that the Parent Parties are prepared to proceed promptly following receipt of the approvals set forth in Section 8.1(a) with the Closing and any other evidence reasonably requested by the Company that the Closing will occur, (f) the Requested Changes (or the inability to complete the Requested Changes) shall not affect or modify in any respect the obligations of the Parent Parties under this Agreement, including payment of any consideration hereunder, (g) neither the Company nor any Company Subsidiary shall be required to take any such action that could adversely affect the classification of the Company as, or its qualification for taxation as, a REIT, and (h) neither the Company nor any Company Subsidiary shall be required to take any such action that would reasonably be expected to result in an amount of Taxes that are incrementally greater or more adverse than the Taxes which would be imposed on such person in the absence of the Requested Changes being imposed on, or other adverse Tax consequences to, any shareholder or other equity interest holder of the Company or the Partnership (in such person’s capacity as a shareholder or other equity interest holder of the Company or the Partnership), unless such holders are indemnified by the Parent Parties for such incremental Taxes. Parent shall, upon request by the Company or the Partnership, reimburse the Company or the Partnership for all reasonable and documented out-of-pocket costs incurred by the Company or the Partnership in connection with any actions taken by the Company or the Partnership in accordance with this Section 2.5 (including reasonable fees and expenses of their Representatives). The Parent Parties, on a joint and several basis, hereby agree to indemnify and hold harmless the Company, the Partnership, their Subsidiaries (including all Company Subsidiaries), and their Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with or as a result of taking such actions. Without limiting the foregoing, none of the representations, warranties or covenants of the Company Parties shall be deemed to apply to, or deemed breached or violated by, any of the Requested Changes.

Article III

EFFECTS OF THE MERGERs

Section 3.1      Effect on Equity Interests.

(a)            Company Merger. As of the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of any holder of any Company Common Shares, Parent Common Stock or equity interests in Alpine Sub, the following shall occur:

(i)            Alpine Sub Membership Interests. The equity interests of Alpine Sub issued and outstanding as of immediately prior to the Company Merger Effective Time shall remain outstanding following the Company Merger as the membership interests of the Company Surviving Entity.

(ii)            Company Common Shares. Except as provided in Section 3.1(a)(iii) or Section 3.2 and subject to Section 3.5, each Company Common Share issued and outstanding immediately prior to the Company Merger Effective Time, other than Company Common Shares to be canceled in accordance with Section 3.1(a)(iii), shall be automatically converted into the right to receive 0.674 (the “Exchange Ratio”) validly issued, fully paid and non-assessable shares of Parent Common Stock (the “Merger Consideration”), without interest, but subject to any withholding required under applicable tax Law, plus the right, if applicable, to receive pursuant to Section 3.8, cash in lieu of fractional shares of Parent Common Stock (the “Fractional Share Consideration”) into which such Company Common Shares would have been converted pursuant to this Section 3.1(a)(ii). All Company Common Shares, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share (a “Book-Entry Share”) that immediately prior to the Company Merger Effective Time evidenced Company Common Shares shall cease to have any rights with respect to such Company Common Shares, except, in all cases, the right to receive the Merger Consideration, without interest, in accordance with this Section 3.1(a)(ii), including the right, if any, to receive the Fractional Share Consideration, together with the amounts, if any, payable pursuant to Section 3.3(e).

(iii)            Cancelation of Company Common Shares. Each Company Common Share owned by any of the Company Parties or any wholly owned Company Subsidiary and each Company Common Share owned by any of the Parent Parties or any of their respective wholly owned Subsidiaries, in each case, as of immediately prior to the Company Merger Effective Time, shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b)            Partnership Merger. As of the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of any holder of any equity interests in Alpine OP Sub or any holder of Partnership OP Units, the following shall occur:

(i)            Alpine OP Merger Sub Membership Interests. Each membership interest of Alpine OP Sub issued and outstanding immediately prior to the Partnership Merger Effective Time shall automatically be canceled and no payment shall be made with respect thereto.

(ii)            Conversion of Partnership OP Units. Each Partnership OP Unit issued and outstanding immediately prior to the Partnership Merger Effective Time shall automatically be converted into and become a number of common units in the Partnership Surviving Entity equal to the Exchange Ratio (each, a “Partnership Surviving Entity Unit,” and such consideration, the “Partnership Merger Consideration”).

Section 3.2      Effect on Company Equity Awards; Company ESPP.

(a)            Treatment of Company Restricted Shares. Each Company Restricted Share that is issued and outstanding as of immediately prior to the Company Merger Effective Time (i) shall, as of immediately prior to the Company Merger Effective Time, become fully vested and all restrictions with respect thereto shall lapse as of immediately prior to the Company Merger Effective Time and (ii) shall, as of the Company Merger Effective Time, automatically and without any action on the part of the holder thereof, be cancelled and converted into the right to receive (1) the Merger Consideration, plus (2) the Fractional Share Consideration, plus (3) an amount in cash equal to the unpaid dividends accrued with respect to such Company Restricted Share during the period commencing on the date of grant and ending on the Closing Date.

(b)            Treatment of Company PSUs. Each award of Company PSUs that is outstanding as of immediately prior to the Company Merger Effective Time (i) shall, as of immediately prior to the Company Merger Effective Time, be accelerated and vest with respect to the number of Company Common Shares subject to such award of Company PSUs immediately prior to the Company Merger Effective Time that would vest based on the maximum level of achievement of the applicable performance conditions over the three year performance period, determined in accordance with the terms of the applicable award agreement, and (ii) shall, as of the Company Merger Effective Time, automatically and without any action on the part of the holder thereof, be canceled and converted into the right to receive, with respect to each Company Common Share subject to such award of Company PSUs that vests as determined in accordance with the immediately preceding clause (i), (A) the Merger Consideration, plus (B) the Fractional Share Consideration, plus (C) an amount in cash equal to the unpaid dividend equivalents accrued with respect to such award of Company PSUs during the period commencing on the date of grant and ending on the Closing Date.

(c)            Treatment of Company RSUs. Each Company RSU that is issued and outstanding as of immediately prior to the Company Merger Effective Time (i) shall, as of immediately prior to the Company Merger Effective Time, become fully vested and all restrictions with respect thereto shall lapse as of immediately prior to the Company Merger Effective Time and (ii) shall, as of the Company Merger Effective Time, automatically and without any action on the part of the holder thereof, be cancelled and converted into the right to receive (A) the Merger Consideration, plus (B) the Fractional Share Consideration, plus (C) an amount in cash equal to the unpaid dividend equivalents accrued with respect to such award of Company RSUs during the period commencing on the date of grant and ending on the Closing Date.

(d)            Payment. Parent shall cause the consideration described in this Section 3.2 (collectively, the “Company Equity Award Consideration”) to be issued or paid promptly following the Company Merger Effective Time (but no later than five (5) Business Days following the Company Merger Effective Time), without interest and less any applicable withholding or other Taxes or other amounts required by Law to be withheld (including withholding the issuance of or causing the delivery or surrender of shares of Parent Common Stock otherwise payable pursuant to this Section 3.2 to satisfy such obligations). To the extent that any payments due under this Section 3.2 cannot be paid at the time specified in this Section 3.2 without causing the imposition of additional taxes and penalties under Section 409A of the Code, such payments shall instead be paid at the earliest time after the Company Merger Effective Time that would not result in the imposition of such taxes and penalties.

(e)            Company ESPP. Prior to the Company Merger Effective Time, the Company shall take all actions with respect to the Company ESPP that are necessary to provide that, subject to the consummation of the Merger, the Company ESPP shall terminate effective immediately prior to the Company Merger Effective Time. As soon as practicable following the termination of the Company ESPP, any funds that remain within the associated accumulated payroll withholding account for each participant shall be returned to such participant. With respect to any offering period outstanding as of the date of this Agreement under the Company ESPP, promptly following the date of this Agreement, each option granted pursuant to the Company ESPP shall be deemed to have been exercised upon the earlier to occur of (A) the day that is four (4) Business Days prior to the Company Merger Effective Time or (B) the date on which such offering period would otherwise end, and no additional offering period shall commence under the Company ESPP after the date of this Agreement.

(f)            Company Actions. Prior to the Company Merger Effective Time, the Company Parties and the Parent Parties agree that the Company Parties shall, and shall be permitted under this Agreement to, take, or cause to be taken, all trust (or partnership) action necessary to effectuate the provisions of this Section 3.2.

Section 3.3      Exchange of Certificates.

(a)            Exchange Agent. Not less than five (5) days prior to the dissemination of the joint proxy statement/prospectus in definitive form relating to the Company Shareholder Meeting, the Parent Stockholder Meeting and the issuance of Parent Common Stock in connection with the transactions contemplated by this Agreement (together with any amendments or supplements thereto, the “Proxy Statement/Prospectus”), Parent shall appoint a bank or trust company reasonably satisfactory to the Company to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Merger Consideration and the Fractional Share Consideration, as provided in Section 3.1(a)(ii) and Section 3.8. On or before the Company Merger Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent (i) a number of shares of Parent Common Stock equal to the aggregate Merger Consideration in book-entry form issuable by Parent pursuant to Section 3.1(a)(ii) and (ii) cash in immediately available funds in an amount sufficient to pay the aggregate Fractional Share Consideration payable pursuant to Section 3.8. Parent shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time following the Company Merger Effective Time, any dividends or other distributions, if any, to which a holder of Company Common Shares may be entitled pursuant to Section 3.3(e). Such book-entry shares of Parent Common Stock, aggregate Fractional Share Consideration and the amounts of any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 3.3(a) are collectively referred to in this Agreement as the “Exchange Fund.” The Exchange Fund shall be for the sole benefit of the holders of Company Common Shares that were outstanding as of immediately prior to the Company Merger Effective Time. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration and payment of the Fractional Share Consideration and any amounts payable in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.3(e) out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any other purpose.

(b)            Company Common Shares and Partnership OP Unit Transfer Books.

(i)            From and after the Company Merger Effective Time, the share transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of any Company Common Shares. From and after the Company Merger Effective Time, the holders of Certificates (or Book-Entry Shares) evidencing ownership of Company Common Shares outstanding immediately prior to the Company Merger Effective Time shall cease to have rights with respect to such shares, except for the rights provided for herein. From and after the Company Merger Effective Time, any Certificates or Book-Entry Shares representing ownership of Company Common Shares outstanding immediately prior to the Company Merger Effective Time presented to the Exchange Agent, Parent, the Company or any of their respective transfer agents for any reason shall be exchanged as provided in this Article III with respect to the Company Common Shares formerly evidenced thereby.

(ii)            From and after the Partnership Merger Effective Time, there shall be no transfers on the unit transfer books of the Partnership of Partnership OP Units. From and after the Partnership Merger Effective Time, the holders of Partnership OP Units outstanding immediately prior to the Partnership Merger Effective Time shall cease to have rights with respect to such Partnership OP Units, except for the rights provided herein. From and after the Partnership Merger Effective Time, the holders of Partnership OP Units outstanding immediately prior to the Partnership Merger Effective Time shall cease to have rights with respect to such units, except for the rights provided for herein.

(c)            Exchange Procedures. As soon as possible after the Company Merger Effective Time (but, in any event, no later than three (3) Business Days following the Company Merger Effective Time), Parent shall cause the Exchange Agent to mail (and to make available for collection by hand) to each holder of record of a Certificate or Certificates that immediately prior to the Company Merger Effective Time evidenced outstanding Company Common Shares whose shares were converted into the right to receive the Merger Consideration pursuant to Section 3.1(a)(ii): (i) a letter of transmittal (a “Letter of Transmittal”) which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof), to the Exchange Agent, which Letter of Transmittal shall be in such form and have such other customary provisions as Parent and the Company may reasonably agree upon, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) in exchange for the Merger Consideration into which the number of Company Common Shares previously evidenced by such Certificate shall have been converted pursuant to this Agreement, together with any amounts payable in respect of the Fractional Share Consideration in accordance with Section 3.8 and dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.3(e). Upon surrender of a Certificate (or affidavit of loss in lieu thereof) to the Exchange Agent, together with such Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (or affidavit of loss in lieu thereof) the Merger Consideration payable in respect of the Company Common Shares previously evidenced by such Certificate pursuant to the provisions of this Article III, plus any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 3.8 and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.3(e) to be mailed or delivered by wire transfer, as soon as reasonably practicable following the later to occur of (A) the Company Merger Effective Time or (B) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof), and such Certificate so surrendered shall be forthwith canceled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. In the event of a transfer of ownership of Company Common Shares that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate (or affidavit of loss in lieu thereof) shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.3, each Certificate shall be deemed, at any time after the Company Merger Effective Time, to represent only the right to receive, upon such surrender, the Merger Consideration as contemplated by this Article III. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate (or affidavit of loss in lieu thereof).

(d)            Book-Entry Shares. Any holder of Book-Entry Shares that immediately prior to the Company Merger Effective Time evidenced outstanding Company Common Shares whose shares were converted into the right to receive the Merger Consideration pursuant to Section 3.1(a)(ii) shall not be required to deliver a Certificate or an executed Letter of Transmittal to the Exchange Agent to receive the Merger Consideration (or any amounts payable in respect of the Fractional Share Consideration in accordance with Section 3.8 or dividend or distribution to which such holder is entitled pursuant to Section 3.3(e)) that such holder is entitled to receive pursuant to this Article III. In lieu thereof, each registered holder of one or more Book-Entry Shares that immediately prior to the Company Merger Effective Time represented outstanding Company Common Shares whose shares were converted into the right to receive the Merger Consideration pursuant to Section 3.1(a)(ii) shall automatically upon the Company Merger Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as soon as reasonably practicable after the Company Merger Effective Time, the Merger Consideration in accordance with Section 3.1(a)(ii), together with any amounts payable in respect of the Fractional Share Consideration in accordance with Section 3.8 and any dividend or other distribution to which such holder is entitled pursuant to Section 3.3(e) for each Book-Entry Share. Payment of the Merger Consideration, Fractional Share Consideration and dividends or other distributions with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered. No interest shall be paid or accrue on any cash payable upon the conversion of any Book-Entry Share.

(e)            Dividends with Respect to Parent Common Stock. No dividends or other distributions with respect to Parent Common Stock with a record date after the Company Merger Effective Time shall be paid to the holder of any unsurrendered Certificate or to any Book-Entry Share for which the Exchange Agent has not paid and delivered the Merger Consideration pursuant to Section 3.3(a), in each case with respect to the shares of Parent Common Stock issuable to such holder hereunder. All such dividends and other distributions with respect to the shares of Parent Common Stock issuable to any such holder hereunder in accordance with this Agreement shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) or payment and delivery of the Merger Consideration with respect to such Book-Entry Share. Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof) or the conversion of such Book-Entry Share, there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Company Merger Effective Time theretofore paid with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Company Merger Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

(f)            Termination of Exchange Fund. Any portion of the Exchange Fund (including any Fractional Share Consideration and any applicable dividends or other distributions with respect to Parent Common Stock) which remains undistributed to the holders of Company Common Shares for twelve (12) months after the Company Merger Effective Time shall be delivered to Parent, upon demand, and any former holders of Company Common Shares prior to the Company Merger who have not theretofore complied with this Article III shall thereafter look only to Parent or the Company Surviving Entity for payment of the Merger Consideration, the Fractional Share Consideration and any dividends or other distributions to which such holder of Company Common Shares is entitled, subject to the terms and conditions of this Article III.

(g)            No Liability. None of the Parent Parties, the Company Parties, the Exchange Agent, or any employee, officer, director, agent or Affiliate thereof, shall be liable to any Person if any portion of the Exchange Fund has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Company Surviving Entity, free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

(h)            Investment of Exchange Fund. The Exchange Agent shall invest the cash portion of the Exchange Fund in accordance with the exchange agreement. Any net profit resulting from, or interest or other income produced by, such investments shall be paid to Parent. No investment of the Exchange Fund shall relieve Parent or the Exchange Agent from making the payments required by this Article III. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of any of the cash payments contemplated by Section 3.3(e) or Section 3.8, Parent shall, as promptly as reasonably practicable, replace or restore the portion of the Exchange Fund lost through investments or other events so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments in accordance with Section 3.3(e) and Section 3.8.

Section 3.4      Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, to the extent reasonably required by Parent or the Exchange Agent, the posting by such Person of a bond in customary amount, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, the Fractional Share Consideration and any dividends or other distributions to which such holder of Company Common Shares is entitled pursuant to this Article III.

Section 3.5      Withholding Rights. Each of the Parties, each of their respective Representatives and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration, the Partnership Merger Consideration, and the Fractional Share Consideration (including the Company Equity Award Consideration and any other consideration otherwise payable pursuant to this Agreement or deemed paid for Tax purposes), such amounts as it is required to deduct and withhold with respect to such payments under the Code, and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax Law. Any such amounts so deducted and withheld shall be timely paid over to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.6      No Dissenters’ Rights. No dissenters’ or appraisal rights, or rights of objecting shareholders provided for under the MRL or Title 3, Subtitle 2 of the Maryland General Corporation Law (the “MGCL”), shall be available to holders of Company Common Shares or Partnership Op Units with respect to the Mergers or other transactions contemplated hereby.

Section 3.7      Adjustments to Prevent Dilution. Without limiting the other provisions of this Agreement, the Exchange Ratio shall be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend (including any dividend or other distribution of securities convertible into Company Common Shares or shares of Parent Common Stock, as the case may be), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of Company Common Shares or shares of Parent Common Stock, as the case may be, outstanding after the date hereof and prior to the Company Merger Effective Time so as to provide Parent and the holders of Company Common Shares with the same economic effect as contemplated by this Agreement prior to such event.

Section 3.8      No Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares evidencing Company Common Shares or the conversion of Company Equity Awards pursuant to Section 3.2, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of Company Common Shares who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the VWAP of Parent Common Stock, which amount Parent shall deposit, or cause to be deposited, into the Exchange Fund for further payment in accordance with Section 3.3.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in publicly-available Company SEC Reports filed with, or furnished to, as applicable, the SEC on or after January 1, 2020 and at least one (1) Business Day prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” (but including any description of historic facts or events included therein) and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer (but including any description of historic facts or events included therein) or other statements to the extent they are cautionary, predictive or forward-looking in nature); provided, however, that nothing set forth or disclosed in any such Company SEC Reports will be deemed to modify or qualify the representations and warranties set forth in Section 4.2, Section 4.3 and Section 4.10(c), or (b) as set forth in the applicable section of the disclosure letters of the Company Parties delivered concurrently with the execution of this Agreement by the Company Parties to the Parent Parties (the “Company Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any Section of Article IV of the Company Disclosure Letter shall qualify or modify the Section of this Article IV to which it corresponds and any other Section of this Article IV to the extent the applicability of the disclosure to such other Section is reasonably apparent from the text of the disclosure made (it being understood that to be so reasonably apparent it is not required that such other Sections be cross-referenced); provided, however, that (x) nothing in the Company Disclosure Letter is intended to broaden the scope of any representation, warranty, covenant or agreement of the Company Parties made herein and (y) no reference to or disclosure of any item or other matter in the Company Disclosure Letter shall be construed as an admission or indication that (1) such item or other matter (or any item or matter of comparable or greater significant not referred to or disclosed in the Company Disclosure Letter) is material, (2) such item or other matter is required to be referred to or disclosed in the Company Disclosure Letter or that any other item or matter of similar significance not referred to or disclosed in the Company Disclosure Letter is required to be referred to or disclosed in the Company Disclosure Letter, or (3) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which the Company, the Partnership or any of the Company Subsidiaries is a party exists or has actually occurred), the Company represents and warrants to the Parent that:

Section 4.1      Existence; Good Standing; Compliance with Law.

(a)            The Company is a real estate investment trust duly formed, validly existing and in good standing under the Laws of the State of Maryland. Section 4.1(a) of the Company Disclosure Letter lists the jurisdictions in which the Company is duly qualified or licensed to do business as a foreign corporation or other entity. The Company is duly qualified or licensed to do business as a foreign corporation or other entity and is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect. The Company has the requisite corporate or other requisite entity power and authority to own, lease, hold, encumber and, to the extent applicable, operate its properties and to carry on its business as now conducted.

(b)            Section 4.1(b) of the Company Disclosure Letter sets forth a true and complete list of each of the Company’s Subsidiaries (each, a “Company Subsidiary” and, collectively, the “Company Subsidiaries”). Each of the Company Subsidiaries is a corporation, limited partnership or limited liability company duly incorporated or organized, validly existing and in good standing (to the extent applicable) under the Laws of its jurisdiction of incorporation or organization, as the case may be. Each Company Subsidiary is duly qualified or licensed to do business and is in good standing (to the extent applicable) in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification or licensing, except for jurisdictions in which such failure to be so qualified or licensed or to be in good standing (to the extent applicable) would not, individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect. Each Company Subsidiary has the requisite power and authority to own, operate, lease, encumber and, to the extent applicable, operate its properties and to carry on its business as now conducted.

(c)            The Company has previously provided or made available to Parent true and complete copies of (i) the declaration of trust of the Company (the “Company Declaration of Trust”), (ii) the Bylaws of the Company (the “Company Bylaws” and, together with the Company Declaration of Trust, the “Company Governing Documents”), (iii) the Certificate of Limited Partnership of the Partnership (the “Certificate of Limited Partnership” and, together with the Partnership Agreement, the “Partnership Governing Documents”), and (iv) the Partnership Agreement, in each case of clauses (i)-(iv), as amended and supplemented and in effect on the date of this Agreement. Each of the Company Governing Documents and the Partnership Governing Documents are in full force and effect, and neither the Company nor the Partnership is in violation of any of the provisions of such documents.

Section 4.2      Authority.

(a)            Each of the Company Parties has all requisite trust or other entity power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to the receipt of the Company Shareholder Approval, to consummate the transactions contemplated by this Agreement to which the Company is a party, including the Mergers. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary trust action on behalf of the Company, subject, with respect to the Mergers, to (i) the receipt of the Company Shareholder Approval, (ii) the filing of the Company Articles of Merger with, and the acceptance for record of the Company Articles of Merger by, the SDAT, (iii) the filing of the Partnership Merger Certificate with, and the acceptance of the Partnership Merger Certificate by, the Secretary of State of the State of Delaware, and (iv) the filing of the Partnership Articles of Merger with, and the acceptance for record of the Partnership Articles of Merger by, the SDAT. No other trust action on the part of the Company is necessary to authorize this Agreement or the Mergers or to consummate the transactions contemplated by this Agreement. This Agreement has been duly authorized, executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by each of the Parent Parties, constitutes a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b)            The Company Board of Trustees, at a duly held meeting, has, by unanimous vote: (i) for and on behalf of the Company, and as the sole general partner of the Partnership, duly and validly approved, adopted and authorized the execution, delivery and performance of this Agreement and declared that this Agreement and the transactions contemplated hereby, including the Company Merger and the Partnership Merger, are advisable and in the best interests of the Company and its shareholders and the Partnership and its limited partners, as applicable, upon the terms, and subject to the conditions, set forth in this Agreement, (ii) directed that the Mergers and the other transactions contemplated by this Agreement be submitted for consideration at the Company Shareholder Meeting, (iii) resolved to recommend that the shareholders of the Company vote to approve the Company Merger and the other transactions contemplated by this Agreement (the “Company Recommendation”) and approved the inclusion of the Company Recommendation in the Proxy Statement/Prospectus, except that this clause (iii) is subject to Section 7.4(b)(iv) and Section 7.4(b)(v), and (iv) taken all appropriate and necessary action to render any limitations on ownership of Company Common Shares, as set forth in the Company Declaration of Trust, inapplicable to the Mergers and the other transactions contemplated by this Agreement, and such resolutions of the Company Board of Trustees remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way except as expressly permitted hereunder.

(c)            The execution, delivery and performance by the Partnership of this Agreement and the consummation by the Partnership of the transactions contemplated hereby have been duly authorized by all necessary partnership action, and no other partnership proceedings or organizational action on the part of the Partnership are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, subject, with respect to the Mergers, to (i) the receipt of the Company Shareholder Approval, (ii) the filing of the Company Articles of Merger with, and the acceptance for record of the Company Articles of Merger by, the SDAT, (iii) the filing of the Partnership Merger Certificate with, and the acceptance of the Partnership Merger Certificate by, the Secretary of State of the State of Delaware, and (iv) the filing of the Partnership Articles of Merger with, and the acceptance for record of the Partnership Articles of Merger by, the SDAT. This Agreement has been duly executed and delivered by the Partnership and, assuming the due authorization, execution and delivery hereof by each of the Parent Parties, constitutes a valid and legally binding obligation of the Partnership, enforceable against the Partnership in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 4.3      Capitalization.

(a)            The authorized capital of the Company consists of 500,000,000 Company Common Shares and 100,000,000 preferred shares of beneficial interest, par value $0.01 per share (the “Company Preferred Shares”). As of the close of business on October 27, 2023, (i) 238,863,320 Company Common Shares were issued and outstanding, including 375,871 Company Restricted Shares, (ii) no Company Preferred Shares were issued or outstanding, (iii) Company PSUs covering 2,759,046 Company Common Shares were outstanding (reflected at the maximum level of performance), (iv) Company RSUs covering 361,029 Company Common Shares were outstanding, (v) no warrants, rights, convertible or exchangeable securities or similar securities or rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any shares of beneficial interest, shares of capital stock or other voting securities or ownership interests in the Company or any Company Subsidiary (other than the awards and entitlements disclosed in the foregoing clauses (iii)-(iv) and the Partnership OP Units disclosed in the following clause (vi)) with respect to Company Common Shares or any other shares of beneficial interest, shares of capital stock or other equity or voting interests of the Company were issued or outstanding, (vi) 9,814,502 Company Common Shares were reserved for issuance upon exchange of Partnership OP Units, and (vii) the Company does not have any shares of beneficial interests, shares of capital stock or other equity or voting interests issued or outstanding (or which are convertible into or exercisable or exchangeable for such shares of capital stock or other equity or voting interests) except as set forth in this sentence. Since October 27, 2023 to the date of this Agreement, no shares of beneficial interest, shares of capital stock or other equity or voting interests of the Company (or any equity-based awards or other rights with respect to shares of capital stock or other equity or voting interest of the Company, including any warrants, rights, performance shares, performance share units, convertible or exchangeable securities or similar securities or rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities or ownership interests in the Company or any Company Subsidiary) have been issued, authorized or reserved for issuance other than, in each case, with respect to Company Common Shares reserved for issuance as described in clauses (iii)-(vi) above. All issued and outstanding shares of beneficial interest of the Company are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(b)            The Company has no outstanding bonds, debentures, notes or other obligations or securities the holders of which have the right to vote (or which are convertible into or exercisable or exchangeable for securities having the right to vote) with the stockholders of the Company on any matter (whether together with such stockholders or as a separate class).

(c)            Section 4.3(c) of the Company Disclosure Letter sets forth a true and complete list of all outstanding Company Equity Awards as of the close of business on October 27, 2023, including the name of the Person to whom such Company Equity Awards have been granted, the number of Company Common Shares subject to each Company Equity Award (for Company PSUs, reflected at target level), and the date on which such Company Equity Award was granted. All Company Common Shares to be issued pursuant to, or in respect of, any Company Equity Award shall be, when issued, duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Other than the Company Equity Awards set forth in Section 4.3(c) of the Company Disclosure Letter, there are no other equity-based awards or other rights with respect to the Company Common Shares, or with respect to partnership interests in the Partnership, issued and outstanding under the Company Equity Incentive Plan or otherwise as of the date hereof. All Company Equity Awards were (i) granted, accounted for, reported and disclosed in accordance with applicable Law and accounting rules and (ii) granted in accordance with the terms of the Company Equity Incentive Plan. Each Company Equity Award may, by its terms, be treated at the Company Merger Effective Time as set forth in Section 3.2.

(d)            There are no agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of any shares of beneficial interest or other equity or voting interests of the Company or any Company Subsidiary or which restrict the transfer of any such shares or equity or voting interests, nor are there, to the Company’s Knowledge, any Third Party agreements or understandings with respect to the voting of any such shares or equity or voting interests or which restrict the transfer of any such shares or equity or voting interests.

(e)            Except as set forth in the Partnership Agreement, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem, exchange, convert or otherwise acquire any shares of beneficial interest, partnership interests or any other securities of the Company or any Company Subsidiary (other than pursuant to the terms of the Company Equity Awards).

(f)            Neither the Company nor any Company Subsidiary is under any obligation, contingent or otherwise, by reason of any agreement to register the offer and sale or resale of any of their securities under the Securities Act.

(g)            Neither the Company nor any Company Subsidiary has a “poison pill” or similar stockholder rights plan.

(h)            Except as set forth in this Section 4.3, there are no (i) voting trusts, proxies or other similar agreements or understandings to which the Company or any Company Subsidiary was bound with respect to the voting of any shares of beneficial interest or other equity or voting interests of the Company or any Company Subsidiary, (ii) contractual obligations or commitments of any character to which the Company or any Company Subsidiary was a party or by which the Company or any Company Subsidiary was bound restricting the transfer of, or requiring the registration for the sale of, any shares of beneficial interest or other equity or voting interests of the Company or any Company Subsidiary or (iii) stock appreciation rights, performance shares, performance share units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any shares of beneficial interest or other equity or voting interests of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any of its shares of beneficial interest or other equity or voting interests.

(i)            All dividends or other distributions on the Company Common Shares and any material dividends or other distributions on any securities of any Company Subsidiary which have been authorized and declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

(j)            The Company is the sole general partner of the Partnership. As of October 27, 2023, the Company owned 7,423,498 Partnership OP Units, constituting approximately forty-three percent (43%) ownership in the Partnership. As of October 27, 2023, the Partnership’s Limited Partners (as defined in the Partnership Agreement) (not including the Partnership OP Units held by the Company), owned 9,814,502 Partnership OP Units, constituting approximately fifty-seven percent (57%) ownership in the Partnership. Section 4.3(j) of the Company Disclosure Letter sets forth a true and complete list of the holders of all Partnership OP Units, such holder’s most recent address and the exact number and type (e.g., general, limited, etc.) of Partnership OP Units held as of October 27, 2023. Other than Partnership OP Units set forth on Section 4.3(j) of the Company Disclosure Letter, there are no other issued or outstanding equity or voting interests of the Partnership. Since October 27, 2023 to the date of this Agreement, no Partnership OP Units or other equity or voting interests of the Partnership have been issued, authorized or reserved for issuance. Except as set forth in this Section 4.3, there are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate the Partnership to issue, transfer or sell any partnership interests of the Partnership. Except as set forth in the Partnership Agreement, there are no outstanding contractual obligations of the Partnership to repurchase, redeem or otherwise acquire any partnership interests of the Partnership. The partnership interests owned by the Company and, to the Company’s Knowledge, the partnership interests owned by the Partnership’s Limited Partners (as defined in the Partnership Agreement), are subject only to the restrictions on transfer set forth in the Partnership Agreement and those imposed by applicable Securities Laws. All issued and outstanding Partnership OP Units are duly authorized, validly issued, fully paid and free of preemptive rights. As of the date of this Agreement, no Series A Preferred Units are outstanding.

Section 4.4      Subsidiary Interests. All issued and outstanding shares of capital stock of each of the Company Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the other Company Subsidiaries are duly authorized and validly issued. There are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate any Company Subsidiary (other than the Partnership OP Units disclosed pursuant to Section 4.3) to issue, transfer or sell any interests with respect to any Company Subsidiary. Except for the Partnership OP Units identified in Section 4.3(j) of the Company Disclosure Letter as being owned by a holder other than the Company, all issued and outstanding shares or other equity or voting interests of each Company Subsidiary are owned directly or indirectly by the Company free and clear of all liens, pledges, security interests, claims, call rights, options, right of first refusal, rights of first offer, agreements, limitations on the Company’s or any Company Subsidiary’s voting rights, charges or other encumbrances of any nature whatsoever.

Section 4.5      Other Interests. Except for any put rights, call rights, rights of first offer, rights of first refusal, rights relating to transfers, buy or sell rights, or any other similar rights (collectively, the “JV Ownership Interest Rights”) between or among the Company or any Company Subsidiary, on the one hand, and any joint venture partner of the Company or any Company Subsidiary (collectively, the “Company JV Partners”), on the other hand, as may be expressly set forth in the applicable joint venture agreements or contracts between or among the Company or any Company Subsidiary, on the one hand, and any such Company JV Partners, on the other hand, which JV Ownership Interest Rights relate solely to the ownership or membership interests of the applicable joint venture entities with such Company JV Partners, neither the Company nor any Company Subsidiary owns directly or indirectly any interest or investment (whether equity or debt) in any Person (other than in the Company Subsidiaries and investments in short-term investment securities).

Section 4.6      Consents and Approvals; No Violations. Subject to the receipt of the Company Shareholder Approval, and except (a) for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, state securities or state “blue sky” Laws, (b) for filing of the Company Articles of Merger with, and the acceptance for record of the Company Articles of Merger by, the SDAT, (c) the filing of the Partnership Merger Certificate with, and the acceptance of the Partnership Merger Certificate by, the Secretary of State of the State of Delaware, and (d) the filing of the Partnership Articles of Merger with, and the acceptance for record of the Partnership Articles of Merger by, the SDAT, none of the execution, delivery or performance of this Agreement by the Company Parties, the consummation by the Company Parties of the transactions contemplated hereby or compliance by the Company Parties or the Company Subsidiaries with any of the provisions hereof will (i) conflict with or result in any breach or violation of any provision of (A) the Company Governing Documents or the Partnership Governing Documents or (B) the organizational documents of any Company Subsidiary, (ii) require any filing by any of the Company Parties or any Company Subsidiary with, notice to, or permit, authorization, consent or approval of, any Governmental Authority, except (A) (I) the filing with the SEC of the Proxy Statement/Prospectus in preliminary and definitive form and of a registration statement on Form S-4 pursuant to which the offer and issuance of shares of Parent Common Stock in the Company Merger will be registered pursuant to the Securities Act (together with any amendments or supplements thereto, the “Form S-4”), and the declaration of effectiveness of the Form S-4, and (II) the filing with the SEC of such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (B) as may be required under the rules and regulations of NYSE, and (C) such filings as may be required in connection with Transfer Taxes, (iii) require any consent or notice under, result in a violation or breach by the Company or any Company Subsidiary of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancelation or acceleration) under, result in the triggering of any payment or result in the creation of any Encumbrance on any property or asset of the Company or any of the Company Subsidiaries or trigger any preemptive rights, rights of first offer or refusal, purchase options or any similar rights pursuant to any of the terms, conditions or provisions of any Company Material Contract, or (iv) violate or conflict with any Law applicable to the Company or any Company Subsidiary or any of its respective properties or assets, excluding from the foregoing clauses (ii), (iii) and (iv) such filings, notices, permits, authorizations, consents, approvals, violations, breaches or defaults which would not, individually or in the aggregate, have, or would reasonably be expected to have, a Company Material Adverse Effect.

Section 4.7      Compliance with Applicable Laws. The Company and each of the Company Subsidiaries is, and since January 1, 2020 has been, in compliance with all Laws applicable to the Company or such Company Subsidiary or by which any property or asset of the Company or such Company Subsidiary is bound (except for Laws addressed in Section 4.12, or Section 4.21, which shall be governed solely by such Sections), except for any such violations that have been cured, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except for the Permits that are the subject of Section 4.12, or Section 4.21, which are addressed solely in those Sections, the Company and each Company Subsidiary has all permits, authorizations, approvals, registrations, certificates, orders, waivers, clearances and variances (each, a “Permit”) necessary to conduct the Company’s or a Company Subsidiary’s business, as applicable, substantially as it is being conducted as of the date hereof, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Company’s Knowledge, none of the Company or any Company Subsidiary has received written notice that any Permit will be terminated or modified or cannot be renewed in the ordinary course of business, except which termination, modification or nonrenewal would not, individually or in the aggregate, have, or would reasonably be expected to have, a Company Material Adverse Effect. All such Permits are valid and in full force and effect and there are no pending or, to the Company’s Knowledge, threatened administrative or judicial Actions that would reasonably be expected to result in modification, termination or revocation thereof, except which modification, termination or revocation would not, individually or in the aggregate, have, or would reasonably be expected to have, a Company Material Adverse Effect. To the Company’s Knowledge, since January 1, 2020, the Company and each Company Subsidiary has been in compliance with the terms and requirements of such Permits, except for failures to comply that would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

Section 4.8      SEC Reports, Financial Statements and Internal Controls.

(a)            Each of the Company Parties has, since January 1, 2020, filed with or otherwise furnished to (as applicable) the SEC on a timely basis all reports, schedules, forms, registration statements, definitive proxy statements and other documents required to be filed or furnished by it under the Exchange Act or the Securities Act (the “Securities Laws”), together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) (such documents, together with any documents and information incorporated therein by reference, collectively, the “Company SEC Reports”), all of which were prepared in all material respects in accordance with the requirements of the Securities Laws. As of their respective dates, the Company SEC Reports (other than preliminary materials) (i) complied (or with respect to Company SEC Reports filed after the date hereof, will comply) as to form in all material respects with the requirements of the Securities Laws and (ii) at the time of filing or being furnished (or effectiveness in the case of registration statements) did not (or with respect to Company SEC Reports filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later Company SEC Reports filed with or furnished to the SEC and publicly available prior to the date of this Agreement and provided that no representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not supplied by or on behalf of the Company or the Partnership. Neither the Company nor the Partnership has any outstanding and unresolved comments from the SEC with respect to the Company SEC Reports. Each of the consolidated balance sheets included in or incorporated by reference into the Company SEC Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of the Company, the Partnership and their respective consolidated Subsidiaries as of its date and each of the consolidated statements of operations, comprehensive income, shareholders’ equity or partners’ capital, as applicable, and cash flows of the Company and the Partnership included in or incorporated by reference into the Company SEC Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, comprehensive income, shareholders’ equity or partners’ capital, as applicable, or cash flows, as the case may be, of the Company, the Partnership and their respective consolidated Subsidiaries for the periods set forth therein, in each case in accordance with GAAP and the applicable rules, accounting requirements and regulations of the SEC consistently applied during the periods involved, except to the extent such financial statements have been modified or superseded by later Company SEC Reports filed with or furnished to the SEC and publicly available prior to the date of this Agreement, and except, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act and pursuant to Sections 13 or 15(d) of the Exchange Act and for normal year-end audit adjustments which would not be material in amount or effect. With the exception of the Partnership, no Company Subsidiary is required to file any periodic report with the SEC.

(b)            Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated Affiliate of the Company or any Company Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303 of Regulation S-K), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company, any Company Subsidiary or such Company’s or Company Subsidiary’s audited financial statements or other Company SEC Reports.

(c)            There are no liabilities of the Company or any Company Subsidiary of a nature that would be required under GAAP to be set forth on the consolidated financial statements of the Company or the Partnership or the notes thereto, other than liabilities (i) adequately provided for on the consolidated balance sheet of the Company or the Partnership dated as of December 31, 2022 (including the notes thereto) included in the Company SEC Reports filed with the SEC and publicly available prior to the date of this Agreement, (ii) incurred under this Agreement or in connection with the transactions contemplated hereby, or (iii) incurred in the ordinary course of business, consistent with past practice, subsequent to December 31, 2022.

(d)            Since the end of the Company’s most recent audited fiscal year, there have been no significant deficiencies or material weakness in the Company’s internal control over financial reporting (whether or not remediated) and no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Since January 1, 2020, the Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information relating to the Company and required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure, (i) to the Company’s Knowledge, such disclosure controls and procedures are effective in timely alerting the principal executive officer and principal financial officer of the Company to material information relating to the Company required to be included in the reports the Company is required to file under the Exchange Act, and (ii) the Company has disclosed to the Company’s independent registered public accounting firm and the audit committee of the Company Board of Trustees (A) all known significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. The principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were, as of their respective dates made, complete and correct in all material respects.

(e)            Since January 1, 2020, (A) none of the Company, any of the Company Subsidiaries nor, to the Company’s Knowledge, any Representative of the Company or any of the Company Subsidiaries has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of the Company Subsidiaries or their respective internal accounting controls relating to periods after January 1, 2020, including any material complaint, allegation, assertion or claim that the Company or any of the Company Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date hereof which have no reasonable basis), and (B) to the Company’s Knowledge, no attorney representing the Company or any of the Company Subsidiaries has reported to the Company Board of Trustees or any committee thereof evidence of a material violation of securities Laws or breach of fiduciary duty relating to periods after January 1, 2020, by the Company, any of the Company Subsidiaries or any of their respective officers, directors, employees or agents.

Section 4.9      Litigation. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries taken as a whole, (i) there is no Action pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries and (ii) neither the Company nor any Company Subsidiary nor any of the Company Properties is subject to any outstanding order, writ, judgment, injunction, stipulation, award, ruling, or decree of, or agreement with, any Governmental Authority (each, an “Order”).

Section 4.10      Absence of Certain Changes. From January 1, 2023 through the date hereof, the Company and the Company Subsidiaries have conducted their businesses in all material respects in the ordinary course of business consistent with past practice (except for the matters with respect to the negotiation of this Agreement) and there has not been: (a) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company (other than the regular quarterly dividends to be paid to holders of Company Common Shares); (b) any material change in the Company’s or the Partnership’s accounting principles, practices or methods except insofar as may have been required by a change in GAAP; or (c) any Event that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.11      Taxes.

(a)            Each of the Company and the Company Subsidiaries (i) has timely filed (or had timely filed on its behalf) all material Tax Returns required to be filed by any of them (after giving effect to any filing extension granted by a Governmental Authority), and such Tax Returns are true, correct and complete in all material respects, and (ii) has timely paid (or had timely paid on its behalf) all material Taxes required to be paid by it, other than Taxes being contested in good faith and for which adequate reserves have been established in the Company’s most recent financial statements contained in the Company SEC Reports.

(b)            The Company, (i) for all taxable years commencing with its taxable year ended December 31, 2013 through and including its taxable year ending December 31 immediately prior to the Company Merger Effective Time, has elected and has been subject to U.S. federal taxation as a “real estate investment trust” (a “REIT”) within the meaning of Section 856 of the Code and has satisfied all requirements to qualify as a REIT for such years, (ii) has operated at all times since such date, and will continue to operate until the Closing, in such a manner as to permit it to continue to qualify as a REIT for the taxable year that will end on the Closing Date, and (iii) has not taken or omitted to take any action that would reasonably be expected to result in the Company’s failure to qualify as a REIT or a successful challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or, to the Company’s Knowledge, threatened.

(c)            The most recent financial statements contained in the Company SEC Reports reflect an adequate reserve for all Taxes payable by the Company and the Company Subsidiaries for all taxable periods and portions thereof through the date of such financial statements in accordance with GAAP, whether or not shown as being due on any Tax Returns.

(d)            No material deficiencies for any Taxes have been asserted or assessed in writing against the Company or any of the Company Subsidiaries and remain outstanding as of the date of this Agreement, and no requests for waivers of the time to assess any such Taxes are pending.

(e)            The Company does not directly or indirectly hold any asset the disposition of which would subject it to tax on built-in gain pursuant to IRS Notice 88-19, Section 1.337(d)-7 of the Treasury Regulations, or any other temporary or final regulations issued under Section 337(d) of the Code or any elections made thereunder.

(f)            No entity in which the Company directly or indirectly owns an interest is or at any time since the later of its acquisition or formation has been a corporation for U.S. federal income tax purposes, other than a corporation that qualifies as a REIT, a Company Subsidiary REIT, a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (“Qualified REIT Subsidiary”) or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (“Taxable REIT Subsidiary”).

(g)            No entity in which the Company directly or indirectly owns an interest is or at any time since the later of its acquisition or formation has been a “publicly traded partnership” taxable as a corporation under Section 7704(b) of the Code.

(h)            Neither the Company nor any Company Subsidiary (other than a Taxable REIT Subsidiary of the Company) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. Neither the Company nor any Company Subsidiary has engaged in any transaction that would give rise to “redetermined rents”, “redetermined deductions”, “excess interest” or “redetermined TRS service income”, in each case as defined in Section 857(b)(7) of the Code.

(i)            (i) There are no audits, investigations by any Governmental Authority or other proceedings ongoing or, to the Company’s Knowledge, threatened with regard to any material Taxes or Tax Returns of the Company or any Company Subsidiary, including claims by any Governmental Authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns; (ii) neither the Company nor any of the Company Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); and (iii) neither the Company nor any Company Subsidiary has requested or received a ruling from, or requested or entered into a binding agreement with, the IRS or other Governmental Authorities relating to Taxes.

(j)            The Company and the Company Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 through 1474, and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(k)            There are no liens for Taxes upon any property or assets of the Company or any Company Subsidiary except liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(l)            There is no Tax allocation or sharing agreement or similar arrangement with respect to which the Company or any Company Subsidiary is a party (other than customary arrangements under commercial contracts or borrowings entered into in the ordinary course of business and which do not primarily relate to Taxes). There are no Tax Protection Agreements to which the Company, any Company Subsidiary or any other entity in which the Company or a Company Subsidiary has an interest is directly or indirectly subject. For purposes of this Agreement, “Tax Protection Agreement” means any agreement pursuant to which, in connection with the deferral of income Taxes of a holder of an equity interest in a Person that is acquired by such holder in exchange for the contribution to such Person of property, such Person has agreed to (i) maintain a minimum level of debt, continue a particular debt or allocate a certain amount of debt to a particular Person, (ii) retain or not dispose of assets for a period of time that has not since expired, (iii) make or refrain from making Tax elections, (iv) use or refrain from using a particular method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such Person or any of its subsidiaries, (v) use or refrain from using a particular method for allocating one or more liabilities of such Person or any of its subsidiaries under Section 752 of the Code, and/or (vi) only dispose of assets in a particular manner.

(m)            Except for ordinary course transactions that may be “reportable transactions” solely on account of the recognition of a tax loss, neither the Company nor any Company Subsidiary is or has been a party to any “reportable transaction” as such term is used in the Treasury Regulations under Section 6011 of the Code.

(n)            Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

(o)            Neither the Company nor any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (A) in the two (2) years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(p)            Section 4.11(p) of the Company Disclosure Letter sets forth a list of all transactions intended to qualify as an exchange subject to Section 1031(a)(1) of the Code in which either the Company or any of the Company Subsidiaries has participated that has not been completed as of the date hereof.

(q)            Neither the Company nor any of the Company Subsidiaries (other than a Taxable REIT Subsidiary) has or has had any earnings and profits at the close of any taxable year (including such taxable year that will close as of the Closing Date) that were attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(r)            The Company is not aware of any fact or circumstance that could reasonably be expected to prevent the Company Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(s)            Neither the Company nor any of the Company Subsidiaries (i) has, or has ever had, a permanent establishment in any country other than the country in which it is organized and resident, (ii) has engaged in a trade or business in any country other than the country in which it is organized and resident that subjected it to Tax in such country, or (iii) is, or has ever been, subject to Tax in a jurisdiction outside the country in which it is organized and resident.

(t)            Neither the Company nor any of the Company Subsidiaries has made an election under Section 965(h) of the Code to pay the “net tax liability” (as defined therein) in installments or made an election under Section 965(m) of the Code to defer the inclusion in gross income of a portion of the amount required to be taken into account under Section 951(a)(1) of the Code.

Section 4.12      Properties.

(a)            Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of the Company Subsidiaries owns good and marketable fee simple title (with respect to jurisdictions that recognize such form of title or substantially similar title with respect to all other jurisdictions) to, or has a good and valid leasehold interest in, each of the real properties identified as owned or leased by the Company in the Company SEC Reports or otherwise that is purported to be owned or leased by, or occupied by, the Company or a Company Subsidiary (collectively, the “Company Properties”). Section 4.12(a) of the Company Disclosure Letter sets forth a true and complete list of all leases or ground leases pursuant to which the Company or any Company Subsidiary is a tenant as of the date of this Agreement (each, together with all amendments, modifications, supplements, renewals and extensions related thereto, a “Material Company Real Property Lease”).

(b)            Each Company Property is owned or leased, as the case may be, free and clear of liens, mortgages or deeds of trust, claims against title, charges which are liens, security interests, pledges, easements, restrictive covenants, encroachments, defects to title or other encumbrances (“Encumbrances”), except for the following: (i) liens for Taxes or other governmental charges, assessments or levies that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Company (if such reserves are required by GAAP), (ii) statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar liens arising or incurred in the ordinary course of business consistent with past practice that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Company (if such reserves are required by GAAP), or that are not otherwise material individually or in the aggregate, (iii) all matters disclosed in the public records or in existing title policies, the existence of which does not, and would not reasonably be expected to, individually or in the aggregate, materially impair or interfere with the marketability, value or use and enjoyment of such real property (as such property is currently being used or, with respect to any development properties, intended to be used), (iv) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record, in each case that would be disclosed by an accurate survey or a personal inspection of the property and the existence of which do not, and would not reasonably be expected to, individually or in the aggregate, materially impair or interfere with the marketability, value or use and enjoyment of such real property (as such property is currently being used or, with respect to any development properties, intended to be used), (v) any Laws, including any zoning regulation or ordinance, building or similar Law, code, ordinance, order or regulation, which is not currently violated (other than violations of any zoning regulation or ordinance resulting from a change to such zoning regulation or ordinance which render such real property legally non-conforming pursuant to such zoning regulations or ordinances), or which violation is being contested in good faith by appropriate proceedings or which violation individually, or in the aggregate with other violations, are not reasonably expected to materially impair or interfere with the marketability, value or use and enjoyment of such real property (as such property is currently being used or, with respect to any development properties, intended to be used), (vi) Encumbrances, rights or obligations created by or resulting from the acts or omissions of Parent or any Parent Subsidiary or any of their respective Representatives, contractors, invitees or licensees or any Person claiming by, through or under any of the foregoing, and (vii) other non-monetary Encumbrances that do not, and would not reasonably be expected to, individually or in the aggregate, materially impair or interfere with the marketability, value or use and enjoyment of any such real property (as such property is currently being used or, with respect to any development properties, intended to be used). Section 4.12(b) of the Company Disclosure Letter sets forth a true and complete list of each contract related to Indebtedness secured by a lien, mortgage or similar security interest on any Company Property.

(c)            Section 4.12(c) of the Company Disclosure Letter sets forth a true and complete list of the real property which, as of the date of this Agreement, is under contract to be purchased by the Company or a Company Subsidiary after the date of this Agreement or that is required under a binding contract to be leased or subleased by the Company or a Company Subsidiary as lessee or sublessee after the date of this Agreement. There are no written agreements to which either the Company or any Company Subsidiary is a party pursuant to which either the Company or any Company Subsidiary is obligated to buy or lease or sublease as a tenant any material real properties at some future date.

(d)            Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are title insurance policies issued to the Company or the applicable Company Subsidiary for each Company Property, insuring the Company’s or the applicable Company Subsidiary’s fee or leasehold interest in each such Company Property, as applicable, and no written claim has been made against any such policy by the Company or any Company Subsidiary which remains outstanding.

(e)            Neither the Company nor any Company Subsidiary has received any written notice to the effect that (i) any condemnation, eminent domain or rezoning proceedings are pending or, to the Company’s Knowledge, threatened with respect to any of the Company Properties, that would, or would reasonably be expected to, interfere in any material manner with the current use of the Company Properties (assuming its continued use in the manner it is currently used or, with respect to any development properties, intended to be used), or otherwise impair in any material manner the operations of such Company Properties (assuming its continued use in the manner it is currently operated or, with respect to any Company Development Properties, intended to be operated), or (ii) any Laws, including any zoning regulation or ordinance, building or similar Law, code, ordinance, order or regulation, has been violated (and remains in violation) for any Company Property (other than violations of any zoning regulation or ordinance resulting from a change to such zoning regulation or ordinance which render such Company Property legally non-conforming pursuant to such zoning regulations or ordinances), which have not been cured, contested in good faith by appropriate proceedings or which violations would individually, or in the aggregate, reasonably be expected to be material to the Company or any Company Subsidiary. To the Company’s Knowledge, the current use, occupancy and condition of the Company Properties and the operations thereon do not violate any applicable Laws, easement, covenant, condition, restriction or similar provision in any instrument of record or any unrecorded agreement affecting the Company Properties, in each case, except for violations which have been cured, contested in good faith by appropriate proceedings or such violations that would not individually, or in the aggregate, reasonably be expected to be material to the Company or any Company Subsidiary.

(f)            Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and except for any statutory rights or options to occupy or purchase any Company Property in favor of a Governmental Authority, neither the Company nor any of the Company Subsidiaries has granted any unexpired option agreements, rights of first offer or rights of first refusal with respect to the purchase of a Company Property or any portion thereof or any other unexpired rights in favor of any Persons to purchase or otherwise acquire a Company Property or any portion thereof or entered into any contract for sale or letter of intent to sell any Company Property or any portion thereof.

(g)            To the Company’s Knowledge, each of the Company Properties has sufficient direct or indirect access to and from publicly dedicated streets for its current use and operation, without any constraints that materially interfere with the normal use, occupancy and operation thereof.

(h)            Section 4.12(h) of the Company Disclosure Letter sets forth a true and complete list of the Company Properties which are under construction and/or development as of the date hereof and have budgeted annual expenses in excess of $10,000,000 (each, a “Company Development Property”, and, collectively, the “Company Development Properties”). There are no defaults under any of the Company Development Contracts which, individually or in the aggregate, have had, or would reasonably be expected to have, a Company Material Adverse Effect. To the Company’s Knowledge, the Company or the Company Subsidiaries have obtained any and all material approvals, consents and authorizations to conduct the current activity on the Company Development Properties and, to the Company’s Knowledge, no facts or circumstances exist which would reasonably be expected to lead to a failure to obtain any material approvals, consents and authorizations to initiate and complete the currently contemplated development, redevelopment or constructions of the Company Development Properties. Section 4.12(h) of the Company Disclosure Letter lists the common name of each Company Property which is vacant land.

Section 4.13      Environmental Matters. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect:

(a)            The Company and each Company Subsidiary (i) is, and in the past five (5) years has been, in compliance with all Environmental Laws and the terms and conditions of all Environmental Permits, in each case, applicable to the Company, any Company Subsidiary or any Company Property, and (ii) has no liability under Environmental Laws, Environmental Permits, or with respect to Hazardous Materials.

(b)            The Company and each Company Subsidiary is in possession of all Environmental Permits required to be held by the Company or any Company Subsidiary for the operation of the business as currently conducted, including with respect to all Company Properties, and all such Environmental Permits are in full force and effect.

(c)            Neither the Company nor any Company Subsidiary has received, or to the Company’s Knowledge, been threatened in writing with, (i) any request for information from a Governmental Authority, or (ii) any Action, Claim, order or notice from any Person alleging that the Company or any Company Subsidiary is or may be in violation of, or has liability under any Environmental Law or with respect to Hazardous Materials.

(d)            Neither the Company nor any Company Subsidiary has entered into or agreed to any consent decree or order or is a party to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or any investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials, which is still in effect or which has any ongoing obligations, nor has there been any such judgment, decree or order for the past five (5) years.

(e)            Neither the Company nor any Company Subsidiary has contractually assumed any material liability of another Person under any Environmental Law or with respect to Hazardous Materials.

(f)            (i) There has been no Release of Hazardous Materials on, at, under or from any real property currently or formerly owned, leased or operated by the Company or any Company Subsidiary, including any Company Properties that has resulted or would reasonably be expected to result in liability to the Company or any Company Subsidiary pursuant to Environmental Laws, (ii) no underground storage tanks are present or, to the Company’s Knowledge, have ever been present at any Company Properties in connection with the operation of the business of the Company or any Company Subsidiary, and (iii) neither the Company nor any Company Subsidiary has disposed of or arranged, by contract, agreement or otherwise, for the transportation, treatment or disposal of Hazardous Materials at any location, in each case, that has resulted in or would reasonably be expected to result in liability to the Company or any Company Subsidiary pursuant to Environmental Laws.

Section 4.14      Employee Benefit Plans.

(a)            Section 4.14(a) of the Company Disclosure Letter sets forth a true and complete list of each employee benefit plan, within the meaning of ERISA Section 3(3) (whether or not subject to ERISA), and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, profit sharing, pension, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, insurance and other similar fringe or material employee benefit plan (other than any immaterial non-cash benefit provided at any work location(s)) that is sponsored, maintained or contributed to by the Company or any Company Subsidiary or under or with respect to which the Company or any Company Subsidiary may have any material liability (“Company Employee Programs”). No Company Employee Program is established or maintained outside of the United States or for the benefit of current or former employees, directors or individual independent contractors of the Company or any Company Subsidiary residing outside of the United States.

(b)            The Company has delivered or made available to Parent a true and complete copy of each Company Employee Program and, with respect thereto, if applicable, (i) all amendments, trust (or other funding vehicle) agreements, summary plan descriptions and insurance contracts, (ii) the most recent annual report (Form 5500 series including, where applicable, all schedules and actuarial and accountants’ reports) filed with the IRS and the most recent actuarial report or other financial statement relating to such Company Employee Program, (iii) the most recent determination or opinion letter from the IRS for such Company Employee Program and (iv) any notice to or from the IRS or any office or Representative of the Department of Labor relating to any unresolved compliance issues in respect of such Company Employee Program.

(c)            Each Company Employee Program that is intended to qualify under Section 401(a) of the Code (the “Company 401(k) Plan”) has received a favorable determination or opinion letter from the IRS regarding its qualification thereunder and, to the Company’s Knowledge, no event has occurred and no condition exists that could reasonably be expected to result in the revocation of any such determination.

(d)            Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Employee Program has been established and administered in accordance with its terms and in accordance with the requirements of applicable Law, including ERISA and the Code. No Company Employee Program is, and none of the Company, any Company Subsidiary or any other entity (whether or not incorporated) that, together with the Company or any Company Subsidiary, would be treated as a single employer under Section 414 of the Code or Section 4001(b) of ERISA, maintains, contributes to, or participates in, or at any time within the previous six (6) years has maintained, contributed to, or participated in, or otherwise has any obligation or liability with respect to, (i) any employee benefit plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a multiemployer plan (within the meaning of ERISA Section 3(37)), (iii) a multiple employer pension plan, or (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(e)            Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all payments and/or contributions required to have been made with respect to all Company Employee Programs either have been made or have been accrued in accordance with the terms of the applicable Company Employee Program and applicable Law, (ii) no material Action has been made, commenced or, to the Company’s Knowledge, threatened with respect to any Company Employee Program (other than for benefits payable in the ordinary course of business), and (iii) there have been no non-exempt “prohibited transactions” (as described in Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Employee Program, and neither the Company nor any Company Subsidiary has engaged in any prohibited transaction, in any case that have not been corrected in full.

(f)            No Company Employee Program provides for post-termination or retiree medical, life insurance or other welfare benefits (other than under Section 4980B of the Code or similar state Law or pursuant to subsidized coverage during any post-employment severance period) to any current or future retiree or former employee of the Company or any Company Subsidiary.

(g)            Except as otherwise provided in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Mergers will (either alone or together with any other event) (i) result in, or cause, the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other individual service provider of the Company or any Company Subsidiary, (ii) increase any benefits otherwise payable or trigger any other obligation under any Company Employee Program or (iii) result in any payment or benefit to any current or former employee, officer, director or other individual service provider of the Company or any Company Subsidiary which would constitute an “excess parachute payment” (within the meaning of Section 280G of the Code). No Company Employee Program provides for, and neither the Company nor any Company Subsidiary is otherwise obligated to provide, the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code or otherwise.

Section 4.15      Labor and Employment Matters.

(a)            The Company has provided a materially true and complete list of all employees employed by, and all individuals engaged on an independent contractor basis by, the Company or any Company Subsidiary, by employing entity, principal work location, job title, classification as exempt or non-exempt (if applicable), base salary or hourly rate and any incentive compensation.

(b)            Neither the Company nor any Company Subsidiary is or, within the past five (5) years has been, a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a trade or labor union, works council, employee association, or other bargaining unit representative (each, a “Union,” and such an agreement or arrangement with a Union, a “Labor Agreement”), nor are there any negotiations or discussions currently pending or occurring between the Company, or any of the Company Subsidiaries, and any Union regarding any Labor Agreement or any other work rules or polices, nor is the Company or any of its Subsidiaries under an obligation to negotiate with any Union. There is, and in the past three (3) years there has been, no unfair labor practice charge, labor arbitration, grievance, or other labor Action pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries relating to or affecting their business. There are, and in the past three (3) years there has been, no material organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving any employees of the Company or any of the Company Subsidiaries.

(c)            There are no (i) strikes or lockouts with respect to any employees of, or otherwise affecting the Company or any Company Subsidiary pending or, to the Company’s Knowledge, threatened, (ii)  slowdown or work stoppage or other labor dispute or disruption, in effect or, to the Company’s Knowledge, threatened with respect to employees of, or otherwise affecting, the Company or any Company Subsidiary, nor has the Company or any Company Subsidiary experienced any events described in clauses (i) and (ii) hereof within the past three (3) years, except, in each case, as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is required to notify or consult with any Union relating to the transactions contemplated by this Agreement.

(d)            There are no unfair labor practice, labor dispute (other than routine individual grievances), labor arbitration or other proceedings pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries in any forum by or on behalf of any present or former employee of the Company or any of the Company Subsidiaries, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company or any of the Company Subsidiaries in connection with the employment relationship, which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is required to notify or consult with any Union relating to the transactions contemplated by this Agreement.

(e)            There are no labor or employment-related Actions pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries in any forum by or on behalf of any present or former employee of the Company or any of the Company Subsidiaries, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing labor, employment, or terms and conditions of employment, including the termination of employment, or any other discriminatory, wrongful or tortious conduct on the part of the Company or any of the Company Subsidiaries in connection with the employment relationship. In the past three (3) years, the Company and the Company Subsidiaries have investigated all allegations of sexual harassment or discriminatory harassment of which they are or were aware and have taken all reasonable and necessary corrective actions with respect to such allegations. No such allegation of sexual or discriminatory harassment would reasonably be expected to result in any material loss to the Company or any Company Subsidiary and no such allegations have been made that, if known to the public, would reasonably be expected to bring the Company or any Company Subsidiary into material disrepute.

(f)            Since January 1, 2020, to the Company’s Knowledge, the Company and the Company Subsidiaries have been and are in material compliance with (i) all applicable Laws respecting employment and employment practices, terms and conditions of employment, background checks, worker classification, collective bargaining, disability, accommodations, privacy, identity and employment eligibility verification, immigration, health and safety, wages, hours and benefits, harassment, discrimination, retaliation, record retention, notice, leaves of absence, workers’ compensation, termination, unemployment compensation, and the collection and payment of withholding or payroll Taxes and similar Taxes, and (ii) all obligations of the Company and the Company Subsidiaries under any employment agreement, consulting agreement, severance agreement, collective bargaining agreement or any other employment or labor-related agreement or understanding. Since January 1, 2020, to the Company’s Knowledge, all current and former independent contractors or other individual engaged in any other non-employee role by the Company or any Company Subsidiaries are and have been at all times properly classified as such for purposes of all Laws, including Laws with respect to employee benefits, and all current and former employees of the Company or any Company Subsidiaries are and have been at all times properly classified under the FLSA.

(g)            During the preceding three (3) years, the Company and the Company Subsidiaries have not effectuated a “plant closing” or “mass layoff” (each as defined in the WARN Act). As of the date hereof, no employees of the Company or any Company Subsidiaries are involuntarily on temporary layoff or working hours that have been reduced by fifty percent (50%) or more.

Section 4.16      No Brokers. Other than BofA Securities, Inc. and KeyBanc Capital Markets, Inc., neither the Company nor any of the Company Subsidiaries has entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of such entity or any of the Parent Parties to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement, the entry into this Agreement or the consummation of the Mergers or other transactions contemplated hereby. True and complete copies of the engagement letters with BofA Securities, Inc. and KeyBanc Capital Markets, Inc. have been made available to Parent prior to the date hereof.

Section 4.17      Opinion of Financial Advisor. The Company Board of Trustees has received the opinion of BofA Securities, Inc. to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio provided for in the Company Merger is fair, from a financial point of view, to holders of Company Common Shares (other than shares held by Parent, the Company or any of their respective Subsidiaries). A true and complete copy of such opinion will be provided to Parent by the Company solely for informational purposes promptly following the date of this Agreement, it being expressly understood and agreed that such opinion is for the benefit of the Company Board of Trustees only and may not be relied upon by Parent or any other Person.

Section 4.18      Vote Required. The affirmative vote of a majority of the votes entitled to be cast by the holders of the outstanding Company Common Shares on the matter at the Company Shareholder Meeting is the only vote of the holders of any class or series of shares of beneficial interest, shares of capital stock or other equity or voting interests of the Company or any Company Subsidiary (other than the Partnership) necessary to approve the Mergers and the other transactions contemplated by this Agreement (the “Company Shareholder Approval”). The Company, as the sole general partner of the Partnership, has approved this Agreement and the other transactions contemplated by this Agreement, including the Mergers, and such approval is the only approval necessary for the approval of this Agreement and the other transactions contemplated by this Agreement, including the Mergers, by, or on behalf of, the Partnership.

Section 4.19      Company Material Contracts.

(a)            Other than as set forth in the exhibits to the Company SEC Reports filed with the SEC and publicly available prior to the date of this Agreement, Section 4.19(a) of the Company Disclosure Letter sets forth a true and complete list of all Company Material Contracts as of the date hereof. A true and complete copy of each Company Material Contract, as of the date of this Agreement, has been made available by the Company to Parent prior to the date of this Agreement. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is legal, valid, binding and enforceable on the Company and each Company Subsidiary that is a party thereto, and, to the Company’s Knowledge, on each other Person party thereto, and is in full force and effect except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(b)            Neither the Company nor any Company Subsidiary is, and, to the Company’s Knowledge, no other party to a Company Material Contract is in violation of, or in default under (nor does there exist any condition which, upon the passage of time or the giving of notice or both, would cause such a violation of or default under) any Company Material Contract to which it is a party or by which any of its properties or assets is bound, except for violations or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received written, or to the Company’s Knowledge, oral notice of any material violation of, or material default under, any Company Material Contract.

Section 4.20      Related Party Transactions. From January 1, 2020 through the date of this Agreement, there have been no transactions or contracts between the Company or any Company Subsidiary, on the one hand, and any Affiliates (other than Company Subsidiaries) of the Company or other Persons, on the other hand, that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC that have not been so reported.

Section 4.21      Intellectual Property.

(a)            Section 4.21(a) of the Company Disclosure Letter sets forth a true and complete list of all Intellectual Property owned by the Company or any Company Subsidiary that is the subject of an application, certificate, filing, registration or other document issued by, filed with or recorded by any Governmental Authority or domain name registrar (the “Registered Intellectual Property”). To the Company’s Knowledge, all material Registered Intellectual Property has been maintained effective by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees. None of the material Registered Intellectual Property is subject to any pending challenge received by the Company or any Company Subsidiary relating to the ownership, use, registrability, patentability, validity or enforceability of such Registered Intellectual Property (excluding ordinary course office actions at the U.S. Patent & Trademark Office or similar Governmental Authorities).

(b)            Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect: (a) the Company and the Company Subsidiaries own all right, title and interest in the Company Intellectual Property, (b) there are no pending Actions brought by the Company or any Company Subsidiary against any Third Party alleging infringement of Company Intellectual Property and, to the Company’s Knowledge, no Third Party has infringed any of the Company Intellectual Property, (c) there are no claims pending or, to the Company’s Knowledge, threatened against the Company or any Company Subsidiary alleging a violation of any Third Party’s Intellectual Property rights, (d) the conduct of the business of the Company and the Company Subsidiaries as currently conducted does not infringe upon any Third Party’s Intellectual Property rights, (e) since January 1, 2020, to the Company’s Knowledge there has been no unauthorized access, unauthorized acquisition or disclosure, or any loss or theft, of any material Company trade secret held by the Company or any Company Subsidiary, and (f) the Company and the Company Subsidiaries own or have the valid, subsisting and enforceable rights to use all Intellectual Property necessary to conduct the business of the Company and the Company Subsidiaries as currently conducted.

(c)            Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, the IT Assets owned or used by the Company or any Company Subsidiary (i) are in operating order in all material respects, (ii) have not, since January 1, 2020, experienced any errors, breakdowns or security breaches, and (iii) do not contain Unauthorized Code.

Section 4.22      Privacy and Data Security. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect:

(a)            The Company and the Company Subsidiaries and, to the Company’s Knowledge, all Third Parties processing Personal Information on behalf of the Company or any Company Subsidiary or otherwise receiving from, or sharing with, the Company or a Company Subsidiary any Personal Information (collectively, “Data Partners”) have since January 1, 2020 complied with all applicable (i) Privacy Laws, (ii) policies, notices, and/or statements related to Personal Information and (iii) contractual commitments related to the processing of Personal Information (collectively, “Company Privacy Requirements”).

(b)            The Company and each Company Subsidiary have at all times since January 1, 2020 implemented and maintained, and have used their reasonable best effort to cause any Company Data Partners to implement and maintain, commercially reasonable measures to protect Personal Information against any accidental, unlawful or unauthorized access, use, loss, disclosure, alteration, destruction, or compromise of Personal Information (a “Security Incident”). Since January 1, 2020, neither the Company and the Company Subsidiaries nor, to the Company’s Knowledge, any Data Partner has experienced a Security Incident. In relation to any Security Incident and/or Company Privacy Requirement, to the Company’s Knowledge, neither the Company and the Company Subsidiaries nor any Data Partner with respect to the Company and the Company Subsidiaries has (i) been notified or been required to notify any Person under Privacy Laws, or (ii) received any notice, inquiry, request, claim, complaint, correspondence or other communication from, or been the subject of any investigation or enforcement action by, any Person.

Section 4.23      Insurance. The Company and the Company Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company (taking into account the cost and availability of such insurance) and which the Company believes are adequate for the operation of its business and the protection of its assets. There is no material claim by the Company or any Company Subsidiary pending under any such insurance policies which (a) has been denied or disputed by the insurer or (b) would have, or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not be material to the Company and the Company Subsidiaries, taken as a whole, all such insurance policies are in full force and effect, all premiums due and payable thereon have been paid, the Company and the Company Subsidiaries are in compliance in all material respects with the terms of such insurance policies, and no written notice of cancelation or termination has been received by the Company with respect to any such insurance policy other than in connection with ordinary course renewals.

Section 4.24      Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company Parties for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus will (a) in the case of the Form S-4, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) in the case of the Proxy Statement/Prospectus, on the date such Proxy Statement/Prospectus is first mailed to the Company’s shareholders or Parent’s stockholders or at the time of the Company Shareholder Meeting or at the Parent Stockholder Meeting or at the time that the Form S-4 is declared effective or at the Company Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. At each of the times described in the preceding sentence, the Form S-4 and the Proxy Statement/Prospectus will (with respect to the Company, its trustees and officers and the Company Subsidiaries) comply as to form in all material respects with the applicable requirements of the Securities Laws. No representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not supplied by or on behalf of the Company or the Partnership.

Section 4.25      Investment Company Act. Neither the Company nor any of the Company Subsidiaries is required to be registered under the Investment Company Act.

Section 4.26      Takeover Statutes. Subject to the receipt of the Company Shareholder Approval, each of the Company Parties has taken such actions and votes as are necessary on its part to render the provisions of any takeover Laws, including any “fair price,” “moratorium,” “business combination,” or “control share acquisition” or similar Laws, including the provisions contained in Title 3, Subtitle 6 and Title 3, Subtitle 7 of the MGCL, or any other anti-takeover statute or similar federal or state statute or similar provisions in the Company Governing Documents or the Partnership Governing Documents (collectively, with any similar provisions of the Parent Governing Documents and the Parent OP Governing Documents, the “Takeover Statutes”) inapplicable to this Agreement, the Mergers and other transactions contemplated by this Agreement, and upon receipt of the Company Shareholder Approval, such Takeover Statues will be inapplicable to this Agreement, the Mergers and the other transactions contemplated by this Agreement. Neither of the Company nor the Partnership nor any Company Subsidiary is, nor at any time during the last two years, has been: (i) an “interested stockholder”, or an “affiliate” or “associate” of an interested stockholder, of Parent under Section 3-601 of the MGCL; or (ii) a “Related Person” under Section 2 of Article V of the Parent Charter.

Section 4.27      No Other Representations or Warranties. The Company acknowledges that, except for the representations and warranties made by the Parent in Article V, neither Parent, Alpine Sub, Alpine OP Sub, nor any of their respective Representatives makes any representations or warranties, and Parent, Alpine Sub, and Alpine OP Sub hereby disclaim any other representations or warranties, with respect to Parent, Alpine Sub, Alpine OP Sub, the Parent Subsidiaries, or their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or the negotiation, execution, delivery or performance of this Agreement by Parent, Alpine Sub, and Alpine OP Sub, notwithstanding the delivery or disclosure to the Company Parties or their Representatives of any documentation or other information with respect to any one or more of the foregoing.

Article V

REPRESENTATIONS AND WARRANTIES OF THE PARENT

Except (a) as disclosed in publicly-available Parent SEC Reports filed with, or furnished to, as applicable, the SEC on or after January 1, 2020 and at least one (1) Business Day prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” (but including any description of historic facts or events included therein) and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer (but including any description of historic facts or events included therein) or other statements to the extent they are cautionary, predictive or forward-looking in nature); provided, however, that nothing set forth or disclosed in any such Parent SEC Reports will be deemed to modify or qualify the representations and warranties set forth in Section 5.2, Section 5.3 or Section 5.10(c), or (b) as set forth in the applicable section of the disclosure letters of the Parent Parties delivered concurrently with the execution of this Agreement by the Parent Parties to the Company Parties (the “Parent Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any Section of Article V of the Parent Disclosure Letter shall qualify or modify the Section of this Article V to which it corresponds and any other Section of this Article V to the extent the applicability of the disclosure to such other Section is reasonably apparent from the text of the disclosure made (it being understood that to be so reasonably apparent it is not required that such other Sections be cross-referenced); provided, however, that (x) nothing in the Parent Disclosure Letter is intended to broaden the scope of any representation, warranty, covenant or agreement of the Parent Parties made herein and (y) no reference to or disclosure of any item or other matter in the Parent Disclosure Letter shall be construed as an admission or indication that (1) such item or other matter (or any item or matter of comparable or greater significant not referred to or disclosed in the Parent Disclosure Letter) is material, (2) such item or other matter is required to be referred to or disclosed in the Parent Disclosure Letter or that any other item or matter of similar significance not referred to or disclosed in the Parent Disclosure Letter is required to be referred to or disclosed in the Parent Disclosure Letter, or (3) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which Parent or any of the Parent Subsidiaries is a party exists or has actually occurred), Parent represents and warrants to the Company that:

Section 5.1      Existence; Good Standing; Compliance with Law.

(a)            Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Maryland. Section 5.1(a) of the Parent Disclosure Letter lists the jurisdictions in which Parent is duly qualified or licensed to do business as a foreign corporation or other entity. Parent is duly qualified or licensed to do business as a foreign corporation and is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, have, or reasonably be expected to have, a Parent Material Adverse Effect. Parent has the requisite corporate power and authority to own, lease, hold, encumber and, to the extent applicable, operate its properties and to carry on its business as now conducted.

(b)            Section 5.1(b) of the Parent Disclosure Letter sets forth a true and complete list of each of Parent’s Subsidiaries (each, a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”). Each of the Parent Subsidiaries is a corporation, limited partnership or limited liability company duly incorporated or organized, validly existing and in good standing (to the extent applicable) under the Laws of its jurisdiction of incorporation or organization, as the case may be. Each Parent Subsidiary is duly qualified or licensed to do business and is in good standing (to the extent applicable) in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification or licensing, except for jurisdictions in which such failure to be so qualified, licensed or to be in good standing (to the extent applicable) would not, individually or in the aggregate, have or reasonably be expected to have, a Parent Material Adverse Effect. Each Parent Subsidiary has the requisite power and authority to own, operate, lease, encumber and, to the extent applicable, operate its properties and to carry on its business as now conducted.

(c)            Parent has previously provided or made available to the Company true and complete copies of (i) the charter of Parent (the “Parent Charter”), (ii) the Amended and Restated Bylaws of Parent (the “Parent Bylaws” and, together with the Parent Charter, the “Parent Governing Documents”), (iii) the Articles of Organization of Parent OP (the “Parent OP Articles of Organization”), and (iv) the Operating Agreement of Parent OP (the “Parent OP Operating Agreement” and, together with the Parent OP Articles of Organization, the “Parent OP Governing Documents”), in each case as amended and supplemented and in effect on the date of this Agreement. Each of the Parent Governing Documents and the Parent OP Governing Documents are in full force and effect, and neither Parent nor Parent OP is in violation of any of the provisions of such documents.

Section 5.2      Authority.

(a)            Each of the Parent Parties has all requisite corporate or other entity power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to the receipt of the Parent Stockholder Approval, to consummate the transactions contemplated by this Agreement to which a Parent Party is a party, including the Merger. The execution, delivery and performance by the Parent Parties of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on behalf of such Parent Parties, subject, (i) (x) with respect to the issuance of shares of Parent Common Stock in connection with the Company Merger pursuant to this Agreement (the “Parent Common Stock Issuance”) and (y) with respect to the amendment of the Parent Charter to increase the authorized shares of Parent Common Stock such that a total of 1,500,000,000 shares of Parent Common Stock are authorized for issuance under the Parent Charter (the “Parent Charter Amendment”), the receipt of the Parent Stockholder Approval, (ii) with respect to the Mergers, to (x) the filing of the Company Articles of Merger with, and the acceptance for record of the Company Articles of Merger by, the SDAT, (y) the filing of the Partnership Merger Certificate with, and the acceptance of the Partnership Merger Certificate by, the Secretary of State of the State of Delaware, and (z) the filing of the Partnership Articles of Merger with, and the acceptance for record of the Partnership Articles of Merger by, the SDAT. No other corporate proceedings on the part of the Parent Parties are necessary to authorize this Agreement or the Mergers or to consummate the transactions contemplated by this Agreement. This Agreement has been duly authorized, executed and delivered by the Parent Parties and, assuming the due authorization, execution and delivery hereof by each of the Company Parties, constitutes a valid and legally binding obligation of the Parent Parties, enforceable against the Parent Parties in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b)            The Parent Board, at a duly held meeting, has, on behalf of Parent and in Parent’s capacity as the sole managing member of Parent OP (and on behalf of Parent in Parent’s capacity as sole member of Alpine Sub and on behalf of Parent OP in Parent OP’s capacity as the sole member of Alpine OP Sub), by unanimous vote (i) approved the execution, delivery and performance of this Agreement and declared that this Agreement and the transactions contemplated hereby, including the Parent Common Stock Issuance, the Parent Charter Amendment, and the Mergers, are advisable and in the best interests of Parent and the stockholders of Parent, (ii) directed that the Parent Common Stock Issuance and the Parent Charter Amendment be submitted for consideration at the Parent Stockholder Meeting, and (iii) resolved to recommend that the stockholders of Parent vote in favor of the approval of Parent Common Stock Issuance and the Parent Charter Amendment (the “Parent Recommendation”) and approved the inclusion of the Parent Recommendation in the Proxy Statement/Prospectus, except that this clause (iii) is subject to Section 7.4(b)(iv) and Section 7.4(b)(v), and such resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way except as expressly permitted hereunder.

Section 5.3      Capitalization.

(a)            The authorized capital stock of Parent consists of 750,000,000 shares of Parent Common Stock and 50,000,000 shares of preferred stock, par value $1.00 per share (“Parent Preferred Stock”). As of the close of business on October 27, 2023, (i) 547,074,354 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Preferred Stock were issued and outstanding, (iii) 1,386,566 shares of Parent Common Stock were issuable in respect of outstanding options, restricted stock units, performance stock units (reflected at the maximum level of performance), performance based long-term incentive plan awards, deferred stock units, dividend equivalent units, phantom shares, and other awards and entitlements outstanding pursuant to the Parent Equity Incentive Plans, (iv) no warrants, rights, convertible or exchangeable securities or similar securities or rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities or ownership interests in Parent or any Parent Subsidiary with respect to the Parent Common Stock were outstanding, (v) 9,252,429 shares of Parent Common Stock were reserved for issuance upon redemption or exchange of Parent OP Units (with any unvested interest exchangeable or convertible into Parent OP Units being deemed fully vested) or non-managing member units of those certain limited liability companies set forth on Section 5.3(c) of the Parent Disclosure Letter, and (vi) Parent does not have any shares of capital stock or other equity or voting interests (or which are convertible into or exercisable or exchangeable for such shares of capital stock or other equity or voting interests) issued or outstanding except as set forth in this sentence. All issued and outstanding shares of capital stock of Parent are duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights.

(b)            Parent has no outstanding bonds, debentures, notes or other obligations or securities the holders of which have the right to vote (or which are convertible into or exercisable or exchangeable for securities having the right to vote) with the stockholders of Parent on any matter (whether together with such stockholders or as a separate class).

(c)            There are no agreements or understandings to which Parent or any Parent Subsidiary is a party with respect to the voting of any shares of capital stock or other equity or voting interests of Parent or any Parent Subsidiary or which restrict the transfer of any such shares or equity or voting interests, nor are there, to Parent’s Knowledge, any Third Party agreements or understandings with respect to the voting of any such shares or equity or voting interests or which restrict the transfer of any such shares or equity or voting interests.

(d)            Except as set forth in the Parent OP Operating Agreement, as of the date of this Agreement, there are no outstanding contractual obligations of Parent, Parent OP or any Parent Subsidiary to repurchase, redeem, exchange, convert or otherwise acquire any shares of capital stock, partnership interests or any other securities of Parent or any Parent Subsidiary (other than pursuant to the cashless exercise of, or the forfeiture or withholding of taxes with respect to, any equity-based award granted under the Parent Equity Incentive Plans (“Parent Equity Award”)).

(e)            Neither Parent nor any Parent Subsidiary has a “poison pill” or similar stockholder rights plan.

(f)            Except as set forth in this Section 5.3, there are no (i) voting trusts, proxies or other similar agreements or understandings to which Parent or any Parent Subsidiary was bound with respect to the voting of any shares of capital stock or other equity or voting interests of Parent or any Parent Subsidiary, (ii) contractual obligations or commitments of any character to which Parent or any Parent Subsidiary was a party or by which Parent or any Parent Subsidiary was bound restricting the transfer of, or requiring the registration for sale of, any shares of capital stock or other equity or voting interests of Parent or any Parent Subsidiary, or (iii) stock appreciation rights, performance shares, performance share units, contingent value rights, phantom stock or similar securities or rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any shares of capital stock or other equity or voting interests of Parent or any Parent Subsidiary. Neither Parent nor any Parent Subsidiary has granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any of its shares of capital stock or other equity or voting interests.

(g)            All dividends or other distributions on the shares of Parent Common Stock and any material dividends or other distributions on any securities of any Parent Subsidiary which have been authorized and declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

(h)            Parent is the managing member of Parent OP. As of October 27, 2023, Parent owned all Parent OP Units. Except as set forth in this Section 5.3, there are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate Parent OP to issue, transfer or sell any Parent OP Units. Except as set forth in the Parent OP Operating Agreement, as of the date hereof, there are no outstanding contractual obligations of Parent OP to repurchase, redeem or otherwise acquire any membership interests of Parent OP. The membership interests owned by Parent and, to Parent’s Knowledge, the membership interests owned by the Parent OP’s Members (as defined in the Parent OP Operating Agreement), are subject only to the restrictions on transfer set forth in the Parent OP Operating Agreement and those imposed by applicable Securities Laws. All issued and outstanding Parent OP Units are duly authorized, validly issued, fully paid and free of preemptive rights.

Section 5.4      Subsidiary Interests. All issued and outstanding shares of capital stock of each of the Parent Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Parent Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. There are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate any Parent Subsidiary to issue, transfer or sell any interests of any Parent Subsidiary. All issued and outstanding shares or other equity or voting interests of each Parent Subsidiary (other than Parent OP) are owned directly or indirectly by Parent OP free and clear of all liens, pledges, security interests, claims, call rights, options, right of first refusal, rights of first offer, agreements, limitations on Parent OP’s or any Parent Subsidiary’s voting rights, charges or other encumbrances of any nature whatsoever.

Section 5.5      Other Interests. Except for any JV Ownership Interest Rights between or among Parent or any Parent Subsidiary, on the one hand, and any joint venture partner of Parent or any Parent Subsidiary (collectively, the “Parent JV Partners”), on the other hand, as may be expressly set forth in the applicable joint venture agreements or contracts between or among Parent or any Parent Subsidiary, on the one hand, and any such Parent JV Partners, on the other hand, which JV Ownership Interest Rights relate solely to the ownership or membership interests of the applicable joint venture entities with such Parent JV Partners, neither Parent nor any Parent Subsidiary owns directly or indirectly any interest or investment (whether equity or debt) in any Person (other than in the Company Subsidiaries and investments in short-term investment securities).

Section 5.6      Consents and Approvals; No Violations. Subject to the receipt of the Parent Stockholder Approval, and except (a) for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, state securities or state “blue sky” Laws, (b) for filing of the Company Articles of Merger with, and the acceptance for record of the Company Articles of Merger by, the SDAT, (c) the filing of the Partnership Merger Certificate with, and the acceptance of the Partnership Merger Certificate by, the Secretary of State of the State of Delaware, and (d) the filing of the Partnership Articles of Merger with, and the acceptance for record of the Partnership Articles of Merger by, the SDAT, none of the execution, delivery or performance of this Agreement by the Parent Parties, the consummation by the Parent Parties of the transactions contemplated hereby or compliance by the Parent Parties with any of the provisions hereof will (i) conflict with or result in any breach or violation of any provision of (A) the Parent Governing Documents or the Parent OP Governing Documents or (B) the organizational documents of any Parent Subsidiary, (ii) require any filing by any of the Parent Parties or any Parent Subsidiary with, notice to, or permit, authorization, consent or approval of, any Governmental Authority, except (A) (I) the filing with the SEC of the Form S-4 and Proxy Statement/Prospectus, and the declaration of effectiveness of the Form S-4, and (II) the filing with the SEC of such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (B) as may be required under the rules and regulations of NYSE, and (C) such filings as may be required in connection with Transfer Taxes, or (iii) violate or conflict with any Law applicable to Parent or any Parent Subsidiary or any of its respective properties or assets, excluding from the foregoing clauses (ii) and (iii) such filings, notices, permits, authorizations, consents, approvals, violations, breaches or defaults which would not, individually or in the aggregate, have, or would reasonably be expected to have, a Parent Material Adverse Effect.

Section 5.7      Compliance with Applicable Laws. Parent and each of the Parent Subsidiaries is, and since January 1, 2020 has been, in compliance with all Laws applicable to Parent or such Parent Subsidiary or by which any property or asset of Parent or such Parent Subsidiary is bound, except for any such violations that have been cured, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each Parent Subsidiary has all Permits necessary to conduct Parent’s or a Parent Subsidiary’s business, as applicable, substantially as it is being conducted as of the date hereof, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To Parent’s Knowledge, none of Parent or any Parent Subsidiary has received written notice that any Permit will be terminated or modified or cannot be renewed in the ordinary course of business, except which termination, modification or nonrenewal would not, individually or in the aggregate, have, or would reasonably be expected to have, a Parent Material Adverse Effect. All such Permits are valid and in full force and effect and there are no pending or, to Parent’s Knowledge, threatened administrative or judicial Actions that would reasonably be expected to result in modification, termination or revocation thereof, except which modification, termination or revocation would not, individually or in the aggregate, have, or would reasonably be expected to have, a Parent Material Adverse Effect. To Parent’s Knowledge, since January 1, 2020, Parent and each Parent Subsidiary has been in compliance with the terms and requirements of such Permits, except for failures to comply that would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect.

Section 5.8      SEC Reports, Financial Statements and Internal Controls. For purposes of this Section 5.8, for all periods prior to February 10, 2023, “Parent” shall be deemed to include the company formerly known as Healthpeak Properties, Inc.

(a)            Each of the Parent Parties has, since January 1, 2020, filed with or otherwise furnished to (as applicable) the SEC on a timely basis all reports, schedules, forms, registration statements, definitive proxy statements and other documents required to be filed or furnished by it under the Securities Laws, together with all certifications required pursuant to the Sarbanes-Oxley Act (such documents, together with any documents and information incorporated therein by reference, collectively, the “Parent SEC Reports”), all of which were prepared in all material respects in accordance with the requirements of the Securities Laws. As of their respective dates, the Parent SEC Reports (other than preliminary materials) (i) complied (or with respect to Parent SEC Reports filed after the date hereof, will comply) as to form in all material respects with the requirements of the Securities Laws, and (ii) at the time of filing or being furnished (or effectiveness in the case of registration statements) did not (or with respect to Parent SEC Reports filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later Parent SEC Reports filed with or furnished to the SEC and publicly available prior to the date of this Agreement and provided that no representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not supplied by or on behalf of Parent or the Parent OP. Neither Parent nor Parent OP has any outstanding and unresolved comments from the SEC with respect to the Parent SEC Reports. Each of the consolidated balance sheets included in or incorporated by reference into the Parent SEC Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Parent and the Parent Subsidiaries as of its date and each of the consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows of Parent included in or incorporated by reference into the Parent SEC Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, comprehensive income, stockholders’ equity or cash flows, as the case may be, of Parent and the Parent Subsidiaries for the periods set forth therein, in each case in accordance with GAAP and the applicable rules, accounting requirements and regulations of the SEC consistently applied during the periods involved, except to the extent such financial statements have been modified or superseded by later Parent SEC Reports filed with or furnished to the SEC and publicly available prior to the date of this Agreement, and except, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act and pursuant to Sections 13 or 15(d) of the Exchange Act and for normal year-end audit adjustments which would not be material in amount or effect. With the exception of Parent OP, no Parent Subsidiary is required to file any periodic report with the SEC.

(b)            Neither Parent nor any Parent Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among Parent and any Parent Subsidiary, on the one hand, and any unconsolidated Affiliate of Parent or any Parent Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303 of Regulation S-K), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent any Parent Subsidiary or such Parent’s or Parent Subsidiary’s audited financial statements or other Parent SEC Reports.

(c)            There are no liabilities of Parent or any Parent Subsidiary of a nature that would be required under GAAP to be set forth on the consolidated financial statements of Parent or the notes thereto, other than liabilities (i) adequately provided for on the balance sheet of Parent dated as of December 31, 2022 (including the notes thereto) included in the Parent SEC Reports filed with the SEC and publicly available prior to the date of this Agreement, (ii) incurred under this Agreement or in connection with the transactions contemplated hereby, or (iii) incurred in the ordinary course of business, consistent with past practice, subsequent to December 31, 2022.

(d)            Since the end of Parent’s most recent audited fiscal year, there have been no significant deficiencies or material weakness in Parent’s internal control over financial reporting (whether or not remediated) and no change in Parent’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Parent’s internal control over financial reporting. Since January 1, 2020, Parent has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information relating to Parent and required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure, (i) to Parent’s Knowledge, such disclosure controls and procedures are effective in timely alerting the principal executive officer and principal financial officer of Parent to material information relating to Parent required to be included in the reports Parent is required to file under the Exchange Act, and (ii) Parent has disclosed to Parent’s independent registered public accounting firm and the audit committee of Parent Board (A) all known significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information, and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. The principal executive officer and principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were, as of their respective dates made, complete and correct in all material respects.

(e)            Since January 1, 2020, (A) none of Parent, any of the Parent Subsidiaries nor, to Parent’s Knowledge, any Representative of Parent or any of the Parent Subsidiaries has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of the Parent Subsidiaries or their respective internal accounting controls relating to periods after January 1, 2020, including any material complaint, allegation, assertion or claim that Parent or any of the Parent Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date hereof which have no reasonable basis), and (B) to Parent’s Knowledge, no attorney representing Parent or any of the Parent Subsidiaries has reported to the Parent Board or any committee thereof evidence of a material violation of securities Laws or breach of fiduciary duty relating to periods after January 1, 2020, by Parent, any of the Parent Subsidiaries or any of their respective officers, directors, employees or agents.

Section 5.9      Litigation. Except as would not, individually or in the aggregate, reasonably be expected to be material to Parent and the Parent Subsidiaries taken as a whole, (i) there is no Action pending or, to Parent’s Knowledge, threatened against Parent or any of the Parent Subsidiaries, and (ii) neither Parent nor any Parent Subsidiary is subject to any outstanding order, writ, judgment, injunction, stipulation, award or decree of any Governmental Authority.

Section 5.10      Absence of Certain Changes. From January 1, 2023 through the date hereof, Parent and the Parent Subsidiaries have conducted their businesses in all material respects in the ordinary course of business consistent with past practice (except for the matters with respect to the negotiation of this Agreement) and there has not been: (a) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Parent (other than the regular quarterly dividends to be paid to holders of shares of Parent Common Stock); (b) any material change in Parent’s or Parent OP’s accounting principles, practices or methods except insofar as may have been required by a change in GAAP; or (c) any Event that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.11      Taxes.

(a)            Each of Parent and the Parent Subsidiaries (i) has timely filed (or had timely filed on its behalf) all material Tax Returns required to be filed by any of them (after giving effect to any filing extension granted by a Governmental Authority), and such Tax Returns are true, correct and complete in all material respects, and (ii) has timely paid (or had timely paid on its behalf) all material Taxes required to be paid by it, other than Taxes being contested in good faith and for which adequate reserves have been established in Parent’s most recent financial statements contained in the Parent SEC Reports.

(b)            Parent (i) for all taxable years commencing with its taxable year ended December 31, 1985 through and including its taxable year ending December 31 immediately prior to the Company Merger Effective Time, has elected and has been subject to U.S. federal taxation as a REIT within the meaning of Section 856 of the Code and has satisfied all requirements to qualify as a REIT for such years, (ii) has operated at all times since such date, and intends to continue to operate for the taxable year that includes the Closing (and currently intends to continue to operate thereafter), in such a manner as to permit it to qualify as a REIT for the taxable year that will include the Company Merger, and (iii) has not taken or omitted to take any action that would reasonably be expected to result in Parent’s failure to qualify as a REIT or a successful challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or, to Parent’s Knowledge, threatened.

(c)            The most recent financial statements contained in the Parent SEC Reports reflect an adequate reserve for all Taxes payable by Parent and the Parent Subsidiaries for all taxable periods and portions thereof through the date of such financial statements in accordance with GAAP, whether or not shown as being due on any Tax Returns.

(d)            No material deficiencies for any Taxes have been asserted or assessed in writing against Parent or any of the Parent Subsidiaries and remain outstanding as of the date of this Agreement, and no requests for waivers of the time to assess any such Taxes are pending.

(e)            Parent does not directly or indirectly hold any asset the disposition of which would subject it to tax on built-in gain pursuant to IRS Notice 88-19, Section 1.337(d)-7 of the Treasury Regulations, or any other temporary or final regulations issued under Section 337(d) of the Code or any elections made thereunder.

(f)            No entity in which Parent directly or indirectly owns an interest is or at any time since the later of its acquisition or formation has been a corporation for U.S. federal income tax purposes, other than a corporation that qualifies as a REIT, a Parent Subsidiary REIT, a Qualified REIT Subsidiary or a Taxable REIT Subsidiary.

(g)            No entity in which Parent directly or indirectly owns an interest is or at any time since the later of its acquisition or formation has been a “publicly traded partnership” taxable as a corporation under Section 7704(b) of the Code.

(h)            Neither Parent nor any Parent Subsidiary (other than a Taxable REIT Subsidiary of Parent) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. Neither Parent nor any Parent Subsidiary has engaged in any transaction that would give rise to “redetermined rents,” “redetermined deductions,” “excess interest” or “redetermined TRS service income”, in each case as defined in Section 857(b)(7) of the Code.

(i)            (i) There are no audits, investigations by any Governmental Authority or other proceedings ongoing or, to Parent’s Knowledge, threatened with regard to any material Taxes or Tax Returns of Parent or any Parent Subsidiary, including claims by any Governmental Authority in a jurisdiction where Parent or any Parent Subsidiary does not file Tax Returns; (ii) neither Parent nor any of the Parent Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); and (iii) neither Parent nor any Parent Subsidiary has requested or received a ruling from, or requested or entered into a binding agreement with, the IRS or other Governmental Authorities relating to Taxes.

(j)            Parent and the Parent Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 through 1474, and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(k)            There are no liens for Taxes upon any property or assets of Parent or any Parent Subsidiary except liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(l)            Except for ordinary course transactions that may be “reportable transactions” solely on account of the recognition of a tax loss, neither Parent nor any Parent Subsidiary is or has been a party to any “reportable transaction” as such term is used in the Treasury Regulations under Section 6011 of the Code.

(m)            Neither Parent nor any Parent Subsidiary (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than Parent or any Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

(n)            Neither Parent nor any of the Parent Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(o)            Neither Parent nor any of the Parent Subsidiaries (other than a Taxable REIT Subsidiary) has or has had any earnings and profits at the close of any taxable year (including such taxable year that will close as of the Closing Date) that were attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(p)            Parent is not aware of any fact or circumstance that could reasonably be expected to prevent the Company Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 5.12      No Brokers. Except for the fees and expenses of Barclays Capital Inc. and Morgan Stanley & Co LLC, no broker, investment banker, financial advisor or other Person is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Mergers in each case based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 5.13      Opinion of Financial Advisor. The Parent Board has received an opinion from Barclays Capital Inc. to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, qualifications and other matters set forth in such opinion, the Exchange Ratio to be paid by Parent in the Company Merger is fair to Parent from a financial point of view. A true and complete copy of such opinion will be provided to the Company by Parent solely for informational purposes promptly following the date of this Agreement, it being expressly understood and agreed that such opinion is for the benefit of the Parent Board only and may not be relied upon by the Company or any other Person.

Section 5.14      Vote Required. The (i) affirmative vote of a majority of the votes cast by the holders of outstanding shares of Parent Common Stock to approve the Parent Common Stock Issuance and (ii) affirmative vote of a majority of the votes entitled to be cast by the holders of outstanding shares of Parent Common Stock to approve the Parent Charter Amendment, in each case, on such matter at the Parent Stockholder Meeting, are the only votes of the holders of any class or series of shares of capital stock or other equity or voting interests of Parent necessary to approve this Agreement, the Parent Common Stock Issuance, the Parent Charter Amendment, and the other transactions contemplated by this Agreement (the “Parent Stockholder Approval”).

Section 5.15      Information Supplied. None of the information supplied or to be supplied by or on behalf of the Parent Parties for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus will (a) in the case of the Form S-4, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) in the case of the Proxy Statement/Prospectus, on the date such Proxy Statement/Prospectus is first mailed to the Company’s shareholders or Parent’s stockholders or at the time of the Company Shareholder Meeting or at the Parent Stockholder Meeting or at the time that the Form S-4 is declared effective or at the Company Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. At each of the times described in the preceding sentence, the Form S-4 and the Proxy Statement/Prospectus will (with respect to Parent, its directors and officers and the Parent Subsidiaries) comply as to form in all material respects with the applicable requirements of the Securities Laws. No representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not supplied by or on behalf of Parent or any Parent Subsidiary.

Section 5.16      Investment Company Act. Neither Parent nor any of the Parent Subsidiaries is required to be registered under the Investment Company Act.

Section 5.17      Takeover Statute. Each of the Parent Parties has taken such actions and votes as are necessary on its part to render the provisions of any Takeover Statute inapplicable to this Agreement, the Mergers and the other transactions contemplated by this Agreement. Neither Parent nor any Parent Subsidiary is, nor at any time during the last two years, has been, an “interested stockholder”, or an “affiliate” or “associate” of an interested stockholder, of the Company under Section 3-601 of the MGCL.

Section 5.18      Activities of Alpine Sub and Alpine OP Sub. Alpine Sub and Alpine OP Sub were formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Alpine Sub and Alpine OP Sub have engaged in no other business activities, have no liabilities or obligations, other than those incident to their formation and incurred pursuant to this Agreement and have conducted their operations only as contemplated hereby.

Section 5.19      No Other Representations or Warranties. The Parent acknowledges that, except for the representations and warranties made by the Company in Article IV, neither the Company, the Partnership, nor any of their respective Representatives makes any representations or warranties, and the Company and the Partnership hereby disclaim any other representations or warranties, with respect to the Company, the Partnership, the Company Subsidiaries, or their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or the negotiation, execution, delivery or performance of this Agreement by the Company and the Partnership, notwithstanding the delivery or disclosure to the Parent Parties or their Representatives of any documentation or other information with respect to any one or more of the foregoing.

Article VI

CONDUCT OF BUSINESS PENDING THE MERGERs

Section 6.1      Conduct of Business by the Company. During the period from the date of this Agreement until the earlier to occur of the Company Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Interim Period”), except (1) to the extent required by Law (including COVID-19 Measures) or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any Company Subsidiary, (2) as otherwise expressly required or permitted by this Agreement, or (3) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), the Company Parties shall use their commercially reasonable efforts to, and shall cause each of the Company Subsidiaries to use its commercially reasonable efforts to, (x) carry on their respective businesses in all material respects in the ordinary course, consistent with past practice, and (y) (1) maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of the Company’s or any Company Subsidiary’s control excepted), (2) preserve intact in all material respects their present business organizations, ongoing businesses and significant business relationships, (3) keep available the services of their current executive officers, and (4) preserve the Company’s status as a REIT. Without limiting the foregoing, neither the Company Parties nor any of the Company Subsidiaries will (and the Company Parties will cause the Company Subsidiaries not to), during the Interim Period, except (A) to the extent required by Law (including COVID-19 Measures) or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any Company Subsidiary, (B) as otherwise expressly required or permitted by this Agreement, (C) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), or (D) as set forth in Section 6.1 of the Company Disclosure Letter:

(a)            split, combine, reclassify or subdivide any shares of beneficial interest or capital stock, units or other equity or voting securities or ownership interests of any Company Party or any Company Subsidiary (other than a wholly owned Company Subsidiary);

(b)            declare, set aside or pay any dividend on, or make any other distributions (whether in cash, stock or property or otherwise) in respect of, any shares of beneficial interest of the Company, any units of the Partnership or other equity or voting securities or ownership interests in the Company or any Company Subsidiary, except for: (i) the declaration and payment by the Company of dividends in accordance with Section 7.17; (ii) the regular distributions that are required to be made in respect of the shares of the Partnership OP Units in connection with any permitted dividends paid on the Company Common Shares in accordance with the Partnership Agreement; (iii) dividends or other distributions, declared, set aside or paid by any Company Subsidiary to the Company, the Partnership or any Company Subsidiary that is, directly or indirectly, wholly owned by the Company; (iv) distributions by any Company Subsidiary that is not wholly owned, directly or indirectly, by the Company, including any Company Subsidiary REIT, in accordance with the requirements of the organizational documents of such Company Subsidiary; and (v) dividends or other distributions on Company Equity Awards pursuant to the terms thereof; provided, however, that notwithstanding the restriction on dividends and other distributions in this Section 6.1(b) and Section 7.17, the Company and any Company Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for the Company and any Company Subsidiary REIT as of the date hereof to maintain its status as a REIT under the Code and avoid or reduce the imposition of any entity-level income or excise Tax under the Code, after taking into account any Permitted REIT Dividends by the Company;

(c)            except for (i) transactions among the Company and one or more wholly owned Company Subsidiaries, (ii) issuances of Company Common Shares upon the exercise, vesting or settlement of any Company Equity Award that is outstanding as of the date of this Agreement or granted following the date of this Agreement in compliance with this Section 6.1, (iii) exchanges of Partnership OP Units for Company Common Shares, in accordance with the Partnership Agreement, or (iv) issuances of Company Common Shares pursuant to the Company ESPP, authorize for issuance, issue, sell or grant, or agree or commit to issue, sell or grant (whether through the issuance or granting of options, warrants, convertible securities, voting securities, commitments, subscriptions, rights to purchase or otherwise), any shares, units or other equity or voting interests or capital stock of any class or any other securities or equity equivalents (including Company Equity Awards and phantom stock rights or stock appreciation rights) of the Company or any Company Subsidiaries;

(d)            purchase, redeem, repurchase, or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity or voting interests of any Company Party or a Company Subsidiary, other than (i) the withholding of Company Common Shares to satisfy exercise price or withholding Tax obligations with respect to outstanding Company Equity Awards, (ii) the redemption or purchase of Partnership OP Units to the extent required under the terms of the Partnership Agreement, or (iii) in connection with the redemption or repurchase by a wholly owned Company Subsidiary of its own securities (but solely to the extent such securities or equity equivalents are owned by the Company or a wholly owned Company Subsidiary);

(e)            acquire or agree to acquire any corporation, partnership, joint venture, other business organization or any division or material amount of assets thereof, or real property or personal property, except acquisitions on (i) arm’s length terms at a total cost of less than $150,000,000 in the aggregate that are in the ordinary course of business and (ii) that are set forth on Section 6.1(e) of the Company Disclosure Letter;

(f)            sell, assign, transfer or dispose of, or effect a deed in lieu of foreclosure with respect to any Company Property (or real property that if owned by the Company or any Company Subsidiaries on the date of this Agreement would be a Company Property) or any other material assets, or place or permit any Encumbrance thereupon (whether by asset acquisition, stock acquisition or otherwise, including by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner), other than in the ordinary course of business, except, sales, transfers or other such dispositions of any Company Property or any other assets on arm’s length terms that do not exceed $75,000,000 in the aggregate and that are in the ordinary course of business;

(g)            (i) incur, create, assume, refinance, replace or prepay any amount of Indebtedness for borrowed money, or assume, guarantee or endorse or otherwise become responsible (whether directly, contingently or otherwise) for, any Indebtedness of any other Person (other than a wholly owned Company Subsidiary), except (A) Indebtedness incurred under the Company Credit Facility in an amount not to exceed $5,000,000 for (1) working capital purposes in the ordinary course of business consistent with past practice (including to the extent necessary to pay dividends permitted by Section 6.1(b)) and (2) acquisitions otherwise permitted by this Section 6.1, (B) Indebtedness incurred under existing construction loan facilities with respect to ongoing construction projects by the Company or any Company Subsidiary, (C) refinancing of any existing Indebtedness, including the replacement or renewal of any letters of credit (provided, however, that (1) (x) the terms of such new Indebtedness allow for prepayment and termination at any time and do not include any make-whole, yield maintenance or any other penalties upon prepayment of the principal amount, (y) the terms of such new Indebtedness shall not in the aggregate, for each separate instrument of Indebtedness, be materially more onerous on the Company compared to the Indebtedness subject to such refinancing and (z) the principal amount of such replacement Indebtedness shall not be greater than the Indebtedness it is replacing and (2) the refinancing of any Indebtedness incurred pursuant to the Company Credit Facility shall require the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed)), (D) inter-company Indebtedness among the Company and any wholly owned Company Subsidiaries, or (E) Indebtedness incurred under existing interest rate or currency derivatives or existing hedging transactions or similar arrangements, which, in the case of each of clauses (A) through (D), would not reasonably be expected to directly or indirectly prevent or impede the consummation of the Mergers; or (ii) issue or sell debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary or guarantee any debt securities of another Person;

(h)            make any material loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, trustees, Affiliates, agents or consultants), or make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, enter into any “keep well” or other similar arrangement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of the foregoing other than (i) by the Company or a wholly owned Company Subsidiary to the Company or a wholly owned Company Subsidiary, (ii) loans or advances required to be made under any ground leases pursuant to which any Third Party is a lessee or sublessee on any Company Property, (iii) ordinary course loans or advances required to be made under any existing joint venture arrangement to which the Company or a Company Subsidiary is a party, (iv) as contractually required by any Company Material Contract in effect on the date hereof and (v) advances of reasonable business expenses to its officers and employees in the ordinary course of business;

(i)            subject to Section 7.10, other than as expressly permitted by this Section 6.1, waive, release, assign, settle or compromise any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), directly or indirectly, other than waivers, releases, assignments, settlements or compromises that (i) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level or other insurance policy) that do not exceed $1,000,000 individually or $5,000,000 in the aggregate, (ii) do not involve the imposition of any material injunctive relief against the Company or any Company Subsidiary, (iii) do not provide for any admission of liability by the Company or any of the Company Subsidiaries, other than liability that is immaterial in nature and does not involve any admission of criminal or fraudulent conduct, and (iv) with respect to any legal Action involving any present, former or purported holder or group of holders of Company Common Shares or Partnership OP Units, are in accordance with Section 7.10;

(j)            make any material change to its methods of accounting in effect on December 31, 2022, except as required by a change in GAAP or in applicable Law;

(k)            enter into any new line of business or create any new Significant Subsidiaries;

(l)            fail to timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law or applicable rules or regulations;

(m)            enter into any joint venture, partnership or new funds or other similar agreement;

(n)            except (i) as required by applicable Law or (ii) as required by the terms of any Company Employee Program as in effect as of the date hereof or adopted in compliance with this Section 6.1, (A) hire or terminate (other than terminations for “cause”) any employee with a title of vice president (or equivalent) or higher of the Company or promote or appoint any Person to a position with a title of vice president (or equivalent) or higher of the Company, (B) increase in any manner the amount, rate or terms of compensation or benefits of any current or former directors, trustees, officers, employees or independent contractors of the Company or any Company Subsidiary, (C) enter into, adopt, or materially amend any Company Employee Program (other than entry into offer letters with newly hired employees permitted under clause (A) above that do not provide for severance or change in control payments as benefits), (D) other than as contemplated by Section 3.2 above, accelerate the vesting or payment of any award under the Company Equity Incentive Plan or of any other compensation or benefits to any current or former directors, trustees, officers, employees or independent contractor of the Company or any Company Subsidiary, (E) grant any equity or equity-based compensation awards under the Company Equity Incentive Plan or otherwise to any current or former directors, trustees, officers, employees or independent contractors of the Company or any Company Subsidiary, or (F) grant any rights to severance, retention, change in control or termination pay to any current or former director, independent contractor or current or former employee of the Company or any Company Subsidiary;

(o)            except to the extent required to comply with its obligations hereunder or with applicable Law, amend or propose to amend (i) the Company Declaration of Trust or Company Bylaws, (ii) the Partnership Agreement or Certificate of Limited Partnership, or (iii) such equivalent organizational or governing documents of any Company Subsidiary material to the Company and the Company Subsidiaries, considered as a whole, if such amendment, in the case of this clause (iii), would be adverse to the Company or Parent;

(p)            adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiaries or adopt resolutions providing for or authorizing such merger, liquidation, dissolution, consolidation, restructuring, recapitalization or reorganization (other than the Mergers), except in connection with any acquisitions conducted by Company Subsidiaries to the extent permitted pursuant to Section 6.1(e) and in a manner that would not reasonably be expected (i) to be materially adverse to the Company or Parent or (ii) prevent or impede the ability of the Company Parties to consummate the Mergers;

(q)            except as required by any other provision of this Agreement, amend any term of any outstanding shares of beneficial interest or capital stock or other equity or voting security of the Company or any Company Subsidiary;

(r)            enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any material rights or material claims under, any Company Material Contract (or any contract that, if existing as of the date hereof, would constitute a Company Material Contract) except (i) as expressly permitted by this Section 6.1 or required by Section 7.19, (ii) any termination or renewal in accordance with the terms of any existing Company Material Contract, (iii) the entry into any modification or amendment of, or waiver or consent under, any mortgage or related agreement to which the Company or any Company Subsidiary is a party as required or necessitated by this Agreement or the transactions contemplated hereby; provided, however, that any such modification, amendment, waiver or consent does not materially increase the principal amount thereunder or otherwise materially adversely affect the Company, any Company Subsidiary or Parent or any Parent Subsidiary, (iv) the entry into any commercial leases in the ordinary course of business consistent with past practice or (v) in connection with change orders related to any construction, development, redevelopment or capital expenditure projects that either (A) do not materially increase the cost of any such project, or (B) are otherwise permitted pursuant to this Section 6.1;

(s)            enter into any agreement that would limit or otherwise restrict (or purport to limit or otherwise restrict) the Company or any of the Company Subsidiaries or any of their successors from engaging or competing in any line of business or owning property in, whether or not restricted to, any geographic area;

(t)            enter into, renew, modify, amend, extend, renew or terminate (other than any expiration in accordance with its terms), or waive, release, or compromise in any material respects or assign any material rights or material claims under, any Material Company Real Property Lease, except for entering into any new lease or renewing or modifying any Material Company Real Property Lease in the ordinary course of business consistent with past practice;

(u)            make or commit to make any capital expenditures in excess of $75,000,000 in the aggregate, in each case in the ordinary course of business consistent with past practice;

(v)            take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause (i) the Company or any Company Subsidiary REIT to fail to qualify as a REIT, or (ii) any Company Subsidiary other than a Company Subsidiary REIT to cease to be treated as any of (A) a partnership or disregarded entity for federal income tax purposes, or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(w)            enter into or modify in a manner materially adverse to the Company or Parent or any of their respective Subsidiaries any Tax Protection Agreement applicable to the Company or any Company Subsidiary (a “Company Tax Protection Agreement”); make, change or rescind any material election relating to Taxes; change a material method of Tax accounting; amend any material income Tax Return; settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment; enter into any material closing agreement related to Taxes; or knowingly surrender any right to claim any material Tax refund; except, in each case, (i) to the extent required by Law or (ii) to the extent necessary, and provided the Company has provided prior notice to Parent, (A) to preserve the Company’s qualification as a REIT under the Code or (B) to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT under the applicable provisions of Section 856 of the Code, as the case may be;

(x)            knowingly take any action, or knowingly fail to take any action, which action or failure to act would be reasonably expected to prevent the Company Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(y)            permit any material insurance policy naming the Company or any of its Subsidiaries or directors, trustees, or officers as a beneficiary or an insured or a loss payable payee, or the Company’s trustees and officers liability insurance policy, to be canceled, terminated or allowed to expire unless such entity shall have used its reasonable best efforts to obtain an insurance policy with substantially similar terms and conditions to the canceled, terminated or expired policy; provided, however, that, with respect to any renewal of any such policy, the Company shall (i) use reasonable best efforts to obtain favorable terms with respect to the assignment or other transfer of such policy and termination fees or refunds payable pursuant to such policy and (ii) (A) provide Parent a reasonable opportunity to review and consider the terms of any such policy and (B) consider in good faith any comments Parent may provide to the Company with respect to the terms of any such policy;

(z)            except to the extent permitted by Section 7.4, take any action that would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement;

(aa)      sell, assign, transfer, abandon, exclusively license or otherwise license outside of the ordinary course of business, any material Intellectual Property of the Company or any Company Subsidiaries; or

(bb)      authorize, or enter into any contract, agreement, commitment or arrangement to take, any of the foregoing actions.

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit (i) the Company from taking any action, at any time or from time to time but with prior notice to Parent, that in the reasonable judgment of the Company Board of Trustees, upon advice of outside counsel to the Company, is reasonably necessary for the Company or any Company Subsidiary REIT to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Company Merger Effective Time, including making dividend or other distribution payments to stockholders of the Company or such Company Subsidiary REIT, as applicable, in accordance with this Agreement or otherwise, or to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes, or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or REIT under the applicable provisions of Section 856 of the Code, as the case may be, and (ii) the Partnership from taking any action, at any time or from time to time, as the Partnership reasonably determines to be necessary to: (A) be in compliance at all times with all of its obligations under any Company Tax Protection Agreement; and (B) avoid liability for any indemnification or other payment under any Company Tax Protection Agreement.

Section 6.2      Conduct of Business by Parent. During the Interim Period, except (1) to the extent required by Law (including COVID-19 Measures) or the regulations or requirements of any stock exchange or regulatory organization applicable to the Parent or any Parent Subsidiary, (2) as otherwise expressly required or permitted by this Agreement, or (3) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned, or delayed), the Parent Parties shall use their commercially reasonable efforts to, and shall cause each of the Parent Subsidiaries to use its commercially reasonable efforts to, (x) carry on their respective businesses in all material respects in the ordinary course, consistent with past practice, and (y) (1) maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of Parent’s or any Parent Subsidiary’s control excepted), (2) preserve intact in all material respects their present business organizations, ongoing businesses and significant business relationships, (3) keep available the services of their current executive officers, and (4) preserve Parent’s status as a REIT. Without limiting the foregoing, neither the Parent Parties nor any of the Parent Subsidiaries will (and the Parent Parties will cause the Parent Subsidiaries not to), during the Interim Period, except (A) to the extent required by Law (including COVID-19 Measures) or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent or any Parent Subsidiary, (B) as otherwise expressly required or permitted by this Agreement, (C) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned, or delayed), or (D) as set forth in Section 6.2 of the Parent Disclosure Letter:

(a)            split, combine, reclassify or subdivide any shares of capital stock, units or other equity or voting securities or ownership interests of any Parent Party or any Parent Subsidiary (other than a wholly owned Parent Subsidiary);

(b)            declare, set aside or pay any dividend on, or make any other distributions (whether in cash, stock or property or otherwise) in respect of any shares of, capital stock of Parent, any units of Parent OP or other equity or voting securities or ownership interests in Parent or any Parent Subsidiary, except for: (i) the declaration and payment by Parent of dividends in accordance with Section 7.17; (ii) the regular distributions that are required to be made in respect of the Parent OP Units in connection with any permitted dividends paid on the shares of the Parent Common Stock in accordance with the Parent OP Operating Agreement; (iii) dividends or other distributions, declared, set aside or paid by any Parent Subsidiary to Parent or any Parent Subsidiary that is, directly or indirectly, wholly owned by Parent; (iv) distributions by any Parent Subsidiary that is not wholly owned, directly or indirectly, by Parent, including any Parent Subsidiary REIT, in accordance with the requirements of the organizational documents of such Parent Subsidiary; and (v) dividends or other distributions on Parent Equity Awards pursuant to the terms thereof; provided, however, that, notwithstanding the restriction on dividends and other distributions in this Section 6.2(b) and Section 7.17, Parent and any Parent Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for Parent and any Parent Subsidiary REIT as of the date hereof to maintain its status as a REIT under the Code and avoid or reduce the imposition of any entity-level income or excise Tax under the Code, after taking into account any Permitted REIT Dividends by Parent;

(c)            except for (i) transactions among Parent and one or more wholly owned Parent Subsidiaries, (ii) issuances of shares of Parent Common Stock upon the exercise, vesting or settlement of any Parent Equity Award that is outstanding as of the date of this Agreement or granted following the date of this Agreement in the ordinary course of business, (iii) exchanges or redemptions of Parent OP Units for shares of Parent Common Stock, in accordance with the Parent OP Operating Agreement, (iv) issuances of Parent Equity Awards in the ordinary course of business, or (v) the settlement of outstanding forwards under the Parent’s at-the-market offering program, authorize for issuance, issue, sell or grant, or agree or commit to issue, sell or grant (whether through the issuance or granting of options, warrants, convertible securities, voting securities, commitments, subscriptions, rights to purchase or otherwise), any shares, units or other equity or voting interests or capital stock of any class or any other securities or equity equivalents (including Parent Equity Awards and phantom stock rights or stock appreciation rights) of Parent or any Parent Subsidiaries;

(d)            purchase, redeem, repurchase, or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity or voting interests of any Parent Party or a Parent Subsidiary, other than (i) the withholding of shares of Parent Common Stock to satisfy exercise price or withholding Tax obligations with respect to outstanding Parent Equity Awards, (ii) the redemption or purchase of Parent OP Units to the extent required under the terms of the Parent OP Operating Agreement, or (iii) in connection with the redemption or repurchase by a wholly owned Parent Subsidiary of its own securities (but solely to the extent such securities or equity equivalents are owned by Parent or a wholly owned Parent Subsidiary);

(e)            make any material change to its methods of accounting in effect on December 31, 2022, except as required by a change in GAAP or in applicable Law;

(f)            except to the extent required to comply with its obligations hereunder or with applicable Law, amend or propose to amend (i) the Parent Charter or Parent Bylaws, (ii) the Parent OP Operating Agreement or Parent OP Articles of Organization or (iii) such equivalent organizational or governing documents of any Parent Subsidiary material to Parent and the Parent Subsidiaries, considered as a whole, if such amendment, in the case of this clause (iii), would be adverse to the Company or Parent;

(g)            adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of Parent, Parent OP or any Parent Subsidiaries or adopt resolutions providing for or authorizing such merger, liquidation, dissolution, consolidation, restructuring, recapitalization or reorganization (other than the Mergers), except in connection with any acquisitions conducted by Parent Subsidiaries in a manner that would not reasonably be expected (i) to be materially adverse to the Company or Parent or (ii) prevent or impede the ability of the Parent Parties to consummate the Mergers;

(h)            except as required by any other provision of this Agreement, amend any term of any outstanding shares of capital stock or other equity or voting security of Parent or any Parent Subsidiary;

(i)            take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause Parent or any Parent Subsidiary REIT to fail to qualify as a REIT;

(j)            knowingly take any action, or knowingly fail to take any action, which action or failure to act would be reasonably expected to prevent the Company Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(k)            except to the extent permitted by Section 7.4, take any action that would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement; or

(l)            authorize, or enter into any contract, agreement, commitment or arrangement to take, any of the foregoing actions.

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit (i) Parent from taking any action, at any time or from time to time but with prior notice to the Company, that in the reasonable judgment of Parent Board, upon advice of outside counsel to Parent, is reasonably necessary for Parent or any Parent Subsidiary REIT to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Company Merger Effective Time, including making dividend or other distribution payments to stockholders of Parent or such Parent Subsidiary REIT, as applicable, in accordance with this Agreement or otherwise, or to qualify or preserve the status of Parent OP or any other Parent Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or REIT under the applicable provisions of Section 856 of the Code, as the case may be; and (ii) Parent OP from taking any action, at any time or from time to time, as Parent OP reasonably determines to be necessary to: (A) be in compliance at all times with all of its obligations under any Tax Protection Agreement applicable to Parent or any Parent Subsidiary (a “Parent Tax Protection Agreement”), and (B) avoid liability for any indemnification or other payment under any Parent Tax Protection Agreement.

Section 6.3      No Control of Other Party’s Business. Nothing contained in this Agreement shall give any of the Company Parties, directly or indirectly, the right to control or direct Parent’s, Parent OP’s or any Parent Subsidiary’s operations prior to the Company Merger Effective Time, and nothing contained in this Agreement shall give any of the Parent Parties, directly or indirectly, the right to control or direct the Company’s, the Partnership’s or any Company Subsidiary’s operations prior to the Company Merger Effective Time. Prior to the Company Merger Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Article VII

COVENANTS

Section 7.1      Preparation of the Form S-4 and the Proxy Statement/Prospectus; Company Shareholder Meeting; Parent Stockholder Meeting; Listing Application.

(a)            As soon as reasonably practicable following the date of this Agreement, (i) each of the Parties hereto shall jointly prepare, and cause to be filed with the SEC, the Form S-4 with respect to the Parent Common Stock issuable in the Company Merger, which will include the preliminary Proxy Statement/Prospectus, and (ii) Parent shall prepare and cause to be submitted to NYSE the application and other agreements and documentation necessary for the listing of the Parent Common Stock issuable in the Company Merger on NYSE. Each of the Parties hereto shall use its commercially reasonable efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 and the Proxy Statement/Prospectus comply in all material respects with the applicable provisions of the Exchange Act and Securities Act, and (C) keep the Form S-4 effective for so long as necessary to complete the Company Merger. Parent shall use its commercially reasonable efforts to have the application for the listing of the Parent Common Stock accepted by NYSE as promptly as is practicable following submission. Each of the Parties hereto shall furnish to any other Party any and all information concerning itself, its Affiliates and the holders of its shares of capital stock as may be required or reasonably requested to be disclosed in the Form S-4 and in the Proxy Statement/Prospectus as promptly as practicable after the date hereof and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement/Prospectus and the preparation and filing of the NYSE listing application. The Parties shall notify each other promptly of the receipt of any comments from the SEC or NYSE and of any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement/Prospectus or from NYSE for amendments or supplements to the NYSE listing application or for additional information. Each Party shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or NYSE, on the other hand, and all written comments with respect to the Proxy Statement/Prospectus or the Form S-4 received from the SEC or with respect to the NYSE listing application received from NYSE and advise the other Party of any oral comments with respect to the Proxy Statement/Prospectus or the Form S-4 received from the SEC or from NYSE with respect to the NYSE listing application. Each of the Company and Parent shall use its commercially reasonable efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 or the Proxy Statement/Prospectus, and to any comments from NYSE with respect to the NYSE listing application. Notwithstanding the foregoing, prior to (1) filing the Form S-4 or the Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC, or (2) submitting the NYSE listing application to NYSE or responding to any comments of NYSE, each of the Company and Parent shall cooperate and provide the other Party a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and shall give reasonable and good faith consideration to any comments thereon made by the other Party or its counsel. Parent shall advise the Company, promptly after it receives notice thereof, (x) of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock issuable in connection with the Company Merger for offering or sale in any jurisdiction, and Parent shall use its commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated and (y) of the time the NYSE listing application is accepted. Parent shall take any other action required to be taken under the Securities Act, the Exchange Act, NYSE rules and regulations, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Stock in the Company Merger, and the Company shall furnish to Parent all information concerning the Company and the Company’s shareholders as may be reasonably requested in connection with any such actions.

(b)            If, at any time prior to the receipt of the Company Shareholder Approval and the Parent Stockholder Approval, any event occurs with respect to the Company, any Company Subsidiary or Parent or any Parent Subsidiary, or any change occurs with respect to other information to be included in the Form S-4 or the Proxy Statement/Prospectus, which is required to be described in an amendment of, or a supplement to, the Form S-4 or the Proxy Statement/Prospectus, the Company or Parent, as the case may be, shall promptly notify the other Party of such event and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement/Prospectus or the Form S-4.

(c)            As promptly as practicable following the date on which the Form S-4 is declared effective under the Securities Act, (i) the Company shall establish a record date for, duly call, give notice of, convene and hold a meeting of the Company’s shareholders for the purpose of seeking the Company Shareholder Approval (together with any adjournments or postponements thereof, the “Company Shareholder Meeting”), and (ii) Parent shall establish a record date for, duly call, give notice of, convene and hold a meeting of Parent’s stockholders for the purpose of seeking the Parent Stockholder Approval (together with any adjournments or postponements thereof, the “Parent Stockholder Meeting”). Each of Parent and the Company shall cooperate and use their reasonable best efforts to cause the Parent Stockholder Meeting and the Company Shareholder Meeting to be held on the same date, or on a date as close together as reasonably practicable, and as soon as reasonably practicable after the date of this Agreement and once the Form S-4 is declared effective under the Securities Act. Each of the Company and Parent shall cause the Proxy Statement/Prospectus to be mailed to the shareholders of the Company entitled to vote at the Company Shareholder Meeting and the stockholders of Parent entitled to vote at the Parent Stockholder Meeting. The Company Recommendation and the Parent Recommendation shall be included in the Proxy Statement/Prospectus and each of the Company and Parent, respectively, shall use its reasonable best efforts to obtain the Company Shareholder Approval and the Parent Stockholder Approval, respectively, unless a Change in Company Recommendation or a Change in Parent Recommendation, respectively, has occurred in compliance with Section 7.4(b)(iv) or Section 7.4(b)(v), as applicable. Notwithstanding the foregoing provisions of this Section 7.1(c), (i) if, on a date for which the Company Shareholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of Company Common Shares to obtain the Company Shareholder Approval, whether or not a quorum is present, the Company shall make one or more successive postponements or adjournments of the Company Shareholder Meeting solely for the purpose of and for the times reasonably necessary to solicit additional proxies and votes in favor of the approval of the Company Merger; provided, however, that the Company Shareholder Meeting is not postponed or adjourned to a date that is more than forty-five (45) days after the date for which the Company Shareholder Meeting was originally scheduled (excluding any postponement or adjournments required by applicable Law) without the consent of Parent and (ii) if, on a date for which the Parent Stockholder Meeting is scheduled, Parent has not received proxies representing a sufficient number of shares of Parent Common Stock to obtain the Parent Stockholder Approval, whether or not a quorum is present, Parent shall make one or more successive postponements or adjournments of the Parent Stockholder Meeting solely for the purpose of and for the times reasonably necessary to solicit additional proxies and votes in favor of the approval of the Parent Common Stock Issuance and the Parent Charter Amendment; provided, however, that the Parent Stockholder Meeting is not postponed or adjourned to a date that is more than forty-five (45) days after the date for which the Parent Stockholder Meeting was originally scheduled (excluding any postponement or adjournments required by applicable Law) without the consent of the Company.

(d)            Notwithstanding any Change in Company Recommendation, unless this Agreement has been validly terminated in accordance with Section 9.1, the Company shall cause the approval of the Company Merger to be submitted to a vote of its shareholders at the Company Shareholder Meeting. Notwithstanding any Change in Parent Recommendation, unless this Agreement has been validly terminated in accordance with Section 9.1, Parent shall cause the approval of the Parent Common Stock Issuance and the Parent Charter Amendment to be submitted to a vote of its stockholders at the Parent Stockholder Meeting.

(e)            Neither Parent nor the Company shall submit to the vote of its stockholders or shareholders, as applicable, any Acquisition Proposal other than the Company Merger, the Parent Common Stock Issuance, the Parent Charter Amendment, and the other transactions contemplated hereby prior to the termination of this Agreement.

Section 7.2      Other Filings. In connection with and without limiting the obligations under Section 7.1, as soon as practicable following the date of this Agreement, the Company Parties and the Parent Parties each shall (or shall cause their applicable Subsidiaries to) use their commercially reasonable efforts to properly prepare and file any other filings required under the Exchange Act or any other Law relating to the Mergers (collectively, the “Other Filings”). Each of the Parties shall (and shall cause their Affiliates to) promptly notify the other Parties of the receipt of any comments on, or any request for amendments or supplements to, any of the Other Filings by the SEC or any other Governmental Authority or official, and each of the Parties shall supply the other Parties with copies of all correspondence between it and each of its Subsidiaries and representatives, on the one hand, and the SEC or the members of its staff or any other appropriate governmental official, on the other hand, with respect to any of the Other Filings, except, in each case, that confidential competitively sensitive business information may be redacted from such exchanges. Each of the Parties shall promptly obtain and furnish the other Parties with (a) the information which may be reasonably required in order to make such Other Filings and (b) any additional information which may be requested by a Governmental Authority and which the applicable producing Party reasonably deems appropriate to produce to such Governmental Authority; provided, however, that the Parties may, as they deem advisable and necessary, designate any sensitive materials provided to the other under this Section 7.2 as “outside counsel only” (in which case such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, trustees or directors of the recipient without the advance written consent of the Party providing such materials). Without limiting the foregoing, each Party shall (i) use its commercially reasonable efforts to respond as promptly as practicable to any request by the SEC or any other Governmental Authority or official for information, documents or other materials in connection with the review of the Other Filings or the transactions contemplated hereby and (ii) provide to the other Party, and permit the other Party to review and comment in advance of submission, all proposed correspondence, filings, and written communications to the SEC or any other Governmental Authority or official with respect to the transactions contemplated hereby. To the extent reasonably practicable, neither the Company nor Parent shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other party the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.

Section 7.3      Additional Agreements.

(a)            Subject to the terms and conditions of this Agreement, each of the Parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Mergers and to cooperate with each other in connection with the foregoing, including (i) to take such actions as are necessary to obtain any necessary or as reasonably determined by Parent and the Company advisable consents, approvals, orders, exemptions, waivers and authorizations by or from (or to give any notice to) any public or private Third Party, including any that are required to be obtained or made under any Law or any Permit, contract, agreement or instrument to which the Company or any Company Subsidiary or Parent, Parent OP or any Parent Subsidiary, as applicable, is a party or by which any of their respective properties or assets are bound, (ii) to promptly furnish the other Party, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants, with such information and reasonable assistance as such other Party and its Subsidiaries may reasonably request in connection with their preparation of necessary filings, registrations and submissions of information to any Governmental Authority, (iii) to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to any applicable Laws or Permits by any Governmental Authority, (iv) to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the Mergers, (v) to effect all necessary registrations, Permit transfers, and Other Filings and submissions of information requested by a Governmental Authority, and (vi) to use its reasonable best efforts to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the Mergers.

(b)            In furtherance and not in limitation of the foregoing, and notwithstanding any other provision of this Agreement to the contrary, each of the Parties hereto shall use its reasonable best efforts to take, or cause to be taken, all such actions as may be necessary to resolve objections, if any, as any Governmental Authority or any other Person may assert under any Law with respect to the Mergers and the other transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Law so as to enable the Closing to occur as promptly as reasonably practicable and, in any event, no later than the Outside Date; provided, however, that Parent, the Company and their respective Subsidiaries and Affiliates shall not be required to (and the Company shall not, and shall cause its Subsidiaries and Affiliates not to, without Parent’s prior written consent), become subject to, consent to, or offer or agree to, take or commit to take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (A) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of the Company, the Company Surviving Entity, the Partnership Surviving Entity, Parent, Alpine Sub, Alpine OP Sub, or any Subsidiary of any of the foregoing or (B) impose any restriction, requirement or limitation on the operation of the business or portion of the business of the Company, the Company Surviving Entity, the Partnership Surviving Entity, Parent, Alpine Sub, Alpine OP Sub, or any Subsidiary of any of the foregoing (unless, with respect to such clause (B), such restriction, requirement or limitation shall have no material impact on the Company, the Company Surviving Entity, the Partnership Surviving Entity, Parent, Alpine Sub, Alpine OP Sub, or any Subsidiary of any of the foregoing or the Mergers); provided, however, that if requested by Parent, the Company or its Subsidiaries will become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement or order so long as such requirement, condition, limitation, understanding, agreement or order is only binding on the Company or the Company Subsidiaries in the event the Closing occurs. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 7.3 shall limit a Party’s right to terminate this Agreement pursuant to Section 9.1 so long as such Party has, prior to such termination, been complying with its obligations under this Section 7.3.

(c)            Each of the Parties hereto shall, in connection with the obligations referenced in Section 7.3(a) and Section 7.3(b), use its reasonable best efforts to: (i) cooperate in all respects with each other in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) promptly notify the other Party of any communication concerning this Agreement or any of the transactions contemplated hereby from or with any Governmental Authority and consider in good faith the views of the other Party and keep the other Party reasonably informed of the status of matters related to the transactions contemplated by this Agreement, including furnishing the other with any written notices or other communications received by such Party from, or given by such Party to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, except that any materials concerning one Party’s valuation of the other Party may be redacted; and (iii) permit the other Party to review in draft any proposed communication to be submitted by it to any Governmental Authority with reasonable time and opportunity to comment, and consult with each other in advance of any in-person or telephonic meeting or conference with any Governmental Authority or, in connection with any proceeding by a private party, with any other Person, and, to the extent permitted by the applicable Governmental Authority or Person, not agree to participate in any meeting or discussion with any Governmental Authority relating to any filings or investigations concerning this Agreement and or any of the transactions contemplated hereby unless it invites the other Party’s Representatives to attend in accordance with applicable Laws. The Parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 7.3 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the Party providing such materials.

Section 7.4      Acquisition Proposals; Changes in Recommendation.

(a)            Except as expressly provided in this Section 7.4, from and after the date hereof, each of Parent and the Company shall not, shall cause its respective Subsidiaries and its and their respective officers, trustees, directors and Representatives, as applicable, not to, directly or indirectly through another Person, (i) solicit, initiate or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information) any inquiries, indications of interest or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (an “Inquiry”), (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide any nonpublic information or data to any Third Party in connection with, an Acquisition Proposal or Inquiry, (iii) approve or execute or enter into any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other similar definitive agreement relating to the consummation of the transactions contemplated by an Acquisition Proposal (any of the foregoing in this clause (iii), other than an Acceptable Confidentiality Agreement, an “Acquisition Agreement”), or (iv) propose or agree to do any of the foregoing. For the avoidance of doubt, this Section 7.4(a) shall not prohibit Parent, the Company or their respective Representatives from informing any Third Party of the terms of this Section 7.4 and referring such Third Party to any publicly-available copy of this Agreement.

(b)           (i)             Notwithstanding anything in this Agreement to the contrary, each of the Parent Board and the Company Board of Trustees shall be permitted, directly or indirectly, through any Representative, to take the following actions, prior to the Parent Stockholder Meeting (in the case of actions by the Parent Board or Parent’s Representatives) or the Company Shareholder Meeting (in the case of actions by the Company Board of Trustees or the Company’s Representatives), in response to an unsolicited bona fide written Acquisition Proposal (as applicable) by a Person made to it after the date of this Agreement (provided, however, that the Acquisition Proposal by such Person did not result from a breach of Section 7.4(a) or Section 7.4(c) by Parent or the Company, as applicable, it being agreed that each of the Company and Parent may correspond in writing with any Person making such a written Acquisition Proposal to request clarification of the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal) if the Parent Board or the Company Board of Trustees, as applicable, concludes in good faith (after consultation with its outside legal counsel and its financial advisors) that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, if the Parent Board or the Company Board of Trustees, as applicable, concludes in good faith (after consultation with its outside legal counsel) that failure to do so would reasonably be expected to be inconsistent with their duties under applicable Law: (A) engage in, enter into or otherwise participate in discussions and negotiations regarding such Acquisition Proposal with the Person who made such Acquisition Proposal (and such Person’s Representatives), and (B) provide any nonpublic information or data concerning the Company or Parent, as applicable, to the Person who made such Acquisition Proposal (and such Person’s Representatives, including potential financing sources) after entering into an Acceptable Confidentiality Agreement with such Person; provided, however, that, any nonpublic information or data concerning the Company or Parent, as applicable, that is provided to such Person who made such Acquisition Proposal (or its Representatives) shall, to the extent not previously provided to the other Party, be provided to the other Party as promptly as practicable after providing it to such Person who made such Acquisition Proposal (or its Representatives) (and in any event within twenty-four (24) hours). For purposes of this Section 7.4(b)(i), an “Acceptable Confidentiality Agreement” means, as applicable, a confidentiality agreement between Parent or the Company, on the one hand, and a counterparty, on the other hand, having confidentiality and use provisions that are no more favorable as a whole to such counterparty than those contained in the Confidentiality Agreement with respect to the Company or Parent, as applicable, and which agreement does not prohibit the Company or Parent, as applicable, from complying with its obligations under this Agreement; provided, however, that such confidentiality agreement shall not be required to contain any “standstill” or similar provision that would prohibit the making or amendment of an Acquisition Proposal to the Company Board of Trustees or Parent Board, as applicable.

(ii)            Each of Parent and the Company shall promptly (but in no event later than twenty-four (24) hours) notify the Company or Parent, respectively and as applicable, orally, and promptly thereafter in writing, of the receipt by Parent, Parent OP, any Parent Subsidiary, the Parent Board or any of their respective Representatives, in the case of Parent, or the Company, the Partnership, any Company Subsidiary, the Company Board of Trustees or any of their respective Representatives, in the case of the Company, of any Acquisition Proposal or any Inquiry from a Person seeking to have discussions or negotiations with the Company or Parent, as applicable, regarding a possible Acquisition Proposal. Such notice shall indicate the identity of the Person making such Acquisition Proposal or Inquiry, and the material terms and conditions of such Acquisition Proposal or Inquiry, to the extent known (including, if applicable, a copy of any written Acquisition Proposal or Inquiry and any proposed agreements related thereto, which may be redacted to the extent necessary to protect confidential information of the business of the Person making such Acquisition Proposal or Inquiry). Each of Parent and the Company shall (A) promptly (but in no event later than twenty-four (24) hours) notify the other Party, as applicable, orally and promptly thereafter in writing, (I) if it enters into discussions or negotiations concerning an Acquisition Proposal pursuant to Section 7.4(b)(i)(A) or provides nonpublic information or data to a Person in accordance with Section 7.4(b)(i)(B), and (II) of any changes or modifications to the financial and other material terms of the Acquisition Proposal and (B) keep the other Party, as applicable, reasonably informed on a reasonably current basis regarding material developments, discussions and negotiations concerning any such Acquisition Proposal, including by providing a copy of all material documentation or material written correspondence relating thereto.

(iii)            Except as provided in Section 7.4(b)(iv) or Section 7.4(b)(v), neither the Parent Board (or any committee thereof) nor the Company Board of Trustees (or any committee thereof) shall (A) withhold or withdraw, or qualify or modify in any manner adverse to the Company Parties, the Parent Recommendation, or in any manner adverse to the Parent Parties, the Company Recommendation, as applicable, (B) adopt, approve or recommend any Acquisition Proposal (or any transaction or series of related transactions that constitute an Acquisition Proposal), (C) fail to include the Parent Recommendation or the Company Recommendation, as applicable, in the Proxy Statement/Prospectus, (D) fail to recommend against any Acquisition Proposal subject to Regulation 14D promulgated under the Exchange Act in any solicitation or recommendation statement made on Schedule 14D-9 within ten (10) Business Days after the other Party so requests in writing, (E) if an Acquisition Proposal or any material modification thereof is made public or is otherwise sent to the holders of shares of Parent Common Stock or Company Common Shares, as applicable, fail to issue a press release or other public communication that reaffirms the Parent Recommendation or the Company Recommendation, as applicable, within ten (10) Business Days after the other Party so requests in writing, or (F) authorize, cause or permit Parent (or any of its respective Affiliates) or the Company (or any of its respective Affiliates), as applicable, to enter into any Acquisition Agreement (other than an Acceptable Confidentiality Agreement in accordance with Section 7.4(b)(i)) (any such action set forth in this Section 7.4(b)(iii) with respect to the Company Recommendation, a “Change in Company Recommendation” and with respect to the Parent Recommendation, a “Change in Parent Recommendation”).

(iv)            Notwithstanding anything in this Agreement to the contrary, with respect to an Acquisition Proposal, (x) at any time prior to the receipt of the Parent Stockholder Approval, the Parent Board may make a Change in Parent Recommendation and (y) at any time prior to the receipt of the Company Shareholder Approval, the Company Board of Trustees may make a Change in Company Recommendation, in each case of clauses (x) and (y) (as applicable), if and only if (A) an unsolicited bona fide written Acquisition Proposal (provided, however, that the Acquisition Proposal did not result from a breach of Section 7.4(a) or Section 7.4(c) by Parent or the Company, respectively) is made to Parent or the Company, as applicable, and is not withdrawn, (B) the Parent Board or the Company Board of Trustees, as applicable, has concluded in good faith (after consultation with its outside legal counsel and its financial advisors) that such Acquisition Proposal constitutes a Superior Proposal, (C) the Parent Board or the Company Board of Trustees, as applicable, has concluded in good faith (after consultation with its outside legal counsel) that failure to take such action would reasonably be expected to be inconsistent with their duties under applicable Law, (D) four (4) Business Days, ending at 11:59 p.m. (New York City time) on such fourth Business Day (the “Notice Period”) shall have elapsed since Parent or the Company, as applicable, has given written notice to the other Party advising the other Party that Parent or the Company, as applicable, intends to take such action, identifying the Person making the Superior Proposal and describing the material terms and conditions of any such Superior Proposal that is the basis of the proposed action (and attaching copies of all agreements or other documents evidencing such Superior Proposal) (a “Superior Proposal Notice”), which Superior Proposal Notice shall not constitute a Change in Parent Recommendation or a Change in Company Recommendation, as applicable, for any purpose of this Agreement, (E) during such Notice Period, Parent or the Company, as applicable, has considered and, if requested by the other Party, engaged and caused its Representatives to engage in good faith discussions with the other Party regarding any adjustment or modification of the terms of this Agreement proposed by the other Party so that the Superior Proposal ceases to constitute a Superior Proposal, and (F) the Parent Board or the Company Board of Trustees, as applicable, following such Notice Period, again concludes in good faith (after consultation with its outside legal counsel and its financial advisors and taking into account any adjustment or modification of the terms of this Agreement proposed in writing by the other Party in response to the Superior Proposal Notice or otherwise) that such Acquisition Proposal giving rise to the Superior Proposal Notice continues to constitute a Superior Proposal and that the failure to take such action would reasonably be expected to be inconsistent with their duties under applicable Law; provided, however, that if any material revisions are made to the Superior Proposal (it being understood that a material revision shall include any change in the purchase price or form of consideration in such Superior Proposal), the Parent Board or the Company Board of Trustees, as applicable, shall give a new Superior Proposal Notice to the other Party and shall comply again with the requirements of this Section 7.4(b)(iv) and the Notice Period shall thereafter expire on the third (3rd) Business Day immediately following the date of the delivery of such new Superior Proposal Notice and ending at 11:59 p.m. (New York City time) on such third Business Day (provided, however, that the delivery of a new Superior Proposal Notice shall in no event shorten the four (4) Business Day duration applicable to the initial Notice Period).

(v)            Notwithstanding anything in this Agreement to the contrary, in circumstances not involving or relating to an Acquisition Proposal, (I) at any time prior to the receipt of the Company Shareholder Approval, the Company Board of Trustees may make a Change in Company Recommendation and (II) at any time prior to the receipt of the Parent Stockholder Approval, the Parent Board may make a Change in Parent Recommendation, if (A) an Intervening Event has occurred with respect to the Company or the Company Subsidiaries or with respect to Parent or the Parent Subsidiaries, respectively and as applicable, (B) the Company Board of Trustees or the Parent Board, as applicable, has concluded in good faith (after consultation with its outside legal counsel) that failure to take such action would reasonably be expected to be inconsistent with their duties under applicable Law, (C) four (4) Business Days, ending at 11:59 p.m. (New York City time) on such fourth Business Day (the “Intervening Event Notice Period”) shall have elapsed since the applicable Party has given written notice (which written notice shall not constitute a Change in Company Recommendation or Change in Parent Recommendation, as applicable, for any purpose of this Agreement) to the other Party advising that such Party intends to take such action and describing in reasonable detail the facts and circumstances that is the basis for the proposed action (an “Intervening Event Notice”), (D) during such Intervening Event Notice Period, such Party has considered and, if requested by the other Party, engaged and caused its Representatives to engage in good faith discussions with such other Party, regarding any adjustment or modification of the terms of this Agreement proposed by such other Party in order to obviate the need to make such Change in Company Recommendation or Change in Parent Recommendation, as applicable, and (E) the Company Board of Trustees or the Parent Board, as applicable, following such Intervening Event Notice Period, again concludes in good faith (after consultation with its outside legal counsel and its financial advisors, and taking into account any adjustment or modification of the terms of this Agreement proposed by the other Party in response to the Intervening Event Notice or otherwise) that failure by the Company Board of Trustees or the Parent Board, as applicable, to effect a Change in Company Recommendation or Change in Parent Recommendation, respectively, would reasonably be expected to be inconsistent with its duties under applicable Law.

(vi)            Nothing contained in this Section 7.4 shall prohibit Parent or the Company, directly or indirectly through its Representatives, from (A) taking and disclosing to its stockholders or shareholders, as applicable, a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act, (B) making any disclosure to its stockholders or shareholders, as applicable, that is required by applicable Law or if the Company Board of Trustees or the Parent Board, as applicable, determines in good faith, after consultation with outside legal counsel, that the failure to make such disclosure would reasonably be expected to be inconsistent with its duties under applicable Law (for the avoidance of doubt, it being agreed that the issuance by the Company or the Company Board of Trustees or Parent or the Parent Board of a “stop, look and listen” or similar statement of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, shall not constitute a Change in Company Recommendation or Change in Parent Recommendation, as applicable); provided, however, that any such disclosure that addresses the approval, recommendation or declaration of advisability by the Parent Board or the Company Board of Trustees, as applicable, with respect to this Agreement or an Acquisition Proposal shall be deemed to be a Change in Parent Recommendation or a Change in Company Recommendation, as applicable, unless the Parent Board or the Company Board of Trustees, as applicable, in connection with such communication publicly states that the Parent Recommendation or the Company Recommendation, as applicable, has not changed or refers to the prior recommendation of Parent or the Company, as applicable, without disclosing any Change in Parent Recommendation or Change in Company Recommendation, as applicable. For the avoidance of doubt, neither the Parent Board nor the Company Board of Trustees may make a Change in Parent Recommendation or a Change in Company Recommendation, as applicable, unless in compliance with Section 7.4(b)(iv) or Section 7.4(b)(v).

(c)            Upon execution of this Agreement, except as expressly permitted by this Section 7.4, each of Parent and the Company agrees that it will and will cause its Subsidiaries and their respective officers, trustees, and directors and its and their respective Representatives to, (i) cease immediately and terminate any solicitations, discussions, negotiations or communications with any Third Party that may be ongoing with respect to any Acquisition Proposal, and (ii) terminate any such Third Party’s access to any physical or electronic data rooms.

(d)            Each of Parent and the Company agrees that it will promptly inform its and its Subsidiaries’ respective Representatives of the obligations undertaken in this Section 7.4. Any action taken in violation of the restrictions set forth in this Section 7.4 by any officer, trustee, director or investment banker of such Party or any of its Subsidiaries shall be deemed to be a breach of this Section 7.4 by such Party for purposes of this Agreement.

Section 7.5      Directors’ and Officers’ Indemnification.

(a)            From and after the Company Merger Effective Time, Parent (the “Indemnifying Party”) shall (or shall cause Parent OP to), for a period of six (6) years from the Company Merger Effective Time: (i) indemnify, defend and hold harmless each person who is at the date hereof, was previously, or is during any of the period from the date hereof until the Company Merger Effective Time, serving as a manager, director, officer, trustee or fiduciary of the Company or any of the Company Subsidiaries and acting in such capacity (collectively, the “Indemnified Parties”) to the fullest extent that a Maryland real estate investment trust, or with respect to the Partnership, a Delaware limited partnership, is permitted to indemnify, defend and hold harmless its own such Persons under the MRL or the DRULPA, as applicable, or any other applicable Laws of the State of Maryland or the State of Delaware, as applicable, as now or hereafter in effect, in connection with any Claim with respect to matters occurring on or before the Company Merger Effective Time and any losses, claims, damages, liabilities, costs, Claim Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such Claim; and (ii) promptly pay on behalf of or advance to each of the Indemnified Parties, to the fullest extent that a Maryland real estate investment trust or a Delaware limited partnership, as applicable, is permitted to indemnify, defend and hold harmless its own such Persons under the MRL or the DRULPA, as applicable, or any other applicable Laws of the State of Maryland or the State of Delaware, as applicable, as now or hereafter in effect, any Claim Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any Claim Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but subject to Parent’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such Claim Expenses if it is ultimately determined under applicable Laws or any of the Company Governing Documents that such Indemnified Party is not entitled to be indemnified; provided, however, that if, at any time prior to the sixth (6th) anniversary of the Company Merger Effective Time, any Indemnified Party delivers to Parent a written notice asserting that indemnification is required in accordance with this Section 7.5 with respect to a Claim, then the provisions for indemnification and advancement of expenses contained in this Section 7.5 with respect to such Claim shall survive the sixth (6th) anniversary of the Company Merger Effective Time and shall continue to apply until such time as such Claim is fully and finally resolved. The Indemnifying Party shall not settle, compromise or consent to the entry of any judgment in, or seek termination with respect to, any actual or threatened Claim in respect of which indemnification may be sought by an Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Parties from all liability arising out of such Claim. No Indemnified Party shall be liable for any amounts paid in any settlement effected without its prior express written consent. No Indemnified Party shall settle, compromise or consent to the entry of any judgment in, or seek termination with respect to, any actual or threatened Claim in respect of which indemnification may be sought by an Indemnified Party hereunder without the prior written consent of the Indemnifying Party (such consent shall not be unreasonably withheld, conditioned, or delayed).

(b)            Without limiting the foregoing, each of the Parent Parties agrees that all rights to indemnification, exculpation from liabilities and advancement of expenses for acts or omissions occurring at or prior to the Company Merger Effective Time now existing in favor of the current or former directors, officers, trustees, agents or fiduciaries of the Company or any of the Company Subsidiaries as provided in the Company Governing Documents and indemnification or similar agreements of the Company shall survive the Company Merger and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or modified in a manner adverse to the Indemnified Parties, for a period of six (6) years following the Company Merger Effective Time; provided, however, that if, at any time prior to the sixth (6th) anniversary of the Company Merger Effective Time, any Indemnified Party delivers to Parent a written notice asserting that indemnification is required in accordance with this Section 7.5 with respect to a Claim, then the provisions for indemnification contained in this Section 7.5 with respect to such Claim shall survive the sixth (6th) anniversary of the Company Merger Effective Time and shall continue to apply until such time as such Claim is fully and finally resolved.

(c)            Prior to the Company Merger Effective Time, the Company shall obtain and fully pay the premium for, and Parent shall maintain in full force and effect (and cause the obligations thereunder to be honored), during the six (6) year period beginning on the date of the Company Merger Effective Time, a “tail” prepaid directors’ and officers’ liability insurance policy or policies (which policy or policies by their respective express terms shall survive the Mergers) from the Company’s current insurance carrier or an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, of at least the same coverage and amounts and containing terms and conditions, retentions and limits of liability that are no less favorable than the Company’s and the Company Subsidiaries’ existing directors’ and officers’ liability policy or policies for the benefit of the Indemnified Parties with respect to directors’ and officers’ liability insurance for Claims arising from facts or events that occurred on or prior to the Company Merger Effective Time; provided, however, that in no event shall the aggregate premium payable for such “tail” insurance policy exceed an amount equal to three hundred percent (300%) of the annual premium paid by the Company for its directors’ and officers’ liability insurance as set forth in Section 7.5(c) of the Company Disclosure Letter (such amount being the “Maximum Premium”). If the Company is unable to obtain the “tail” insurance described in the first sentence of this Section 7.5(c) for an amount equal to or less than the Maximum Premium, the Company shall be entitled to obtain as much comparable “tail” insurance as reasonably available for an aggregate cost equal to the Maximum Premium.

(d)            If any of Parent or its successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving company, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent shall assume the obligations set forth in this Section 7.5.

(e)            Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 7.5; provided, however, that such Indemnified Party provides an undertaking to repay such expenses if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Person is not legally entitled to indemnification under applicable Law.

(f)            The provisions of this Section 7.5 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party referred to in this Section 7.5 (who are intended to be third party beneficiaries of this Section 7.5), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of Parent and the Company, and shall not be amended in a manner that is adverse to the Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of the Indemnified Party (including any such successors, assigns and heirs) affected thereby. The indemnification, exculpation and advancement provided for by this Section 7.5 shall be in addition to, and not in substitution for, any other rights to indemnification, exculpation or advancement which an Indemnified Party and other Person referred to in this Section 7.5 is entitled, whether pursuant to applicable Law, contract or otherwise.

Section 7.6      Access to Information; Confidentiality.

(a)            During the Interim Period, to the extent permitted by applicable Law and contracts, each Party shall, and shall cause each of its Subsidiaries to, (i) furnish the Company or Parent, as applicable, with such financial and operating data and other information with respect to the business, properties, offices, books, contracts, records and personnel of the Company and the Company Subsidiaries or Parent and the Parent Subsidiaries, as applicable, as the Company or Parent, as applicable, may from time to time reasonably request, and (ii) with respect to the Company and the Company Subsidiaries, facilitate reasonable access for Parent and its authorized Representatives during normal business hours, and upon reasonable advance notice, to all facilities and Company Properties, in the case of each of clauses (i) and (ii), for the purpose of transition and integration planning and reviewing the performance and operations of the Company and the Company Subsidiaries or Parent and the Parent Subsidiaries, as applicable, during the Interim Period (and not for the purpose of any actual or potential adverse Action or dispute between the Parties or their Affiliates); provided, however, that no investigation pursuant to this Section 7.6 shall affect or be deemed to modify any of the representations or warranties made by the Company Parties or the Parent Parties, as applicable, hereto and all such access shall be coordinated through the Company or Parent, as applicable, or its respective designated Representatives, in accordance with such reasonable procedures as they may establish. Notwithstanding the foregoing, neither the Company nor Parent shall be required by this Section 7.6 to provide the other Party or the Representatives of such other Party with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a Third Party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice (if the Company or Parent, as applicable, has used commercially reasonable efforts to obtain permission or consent of such Third Party to such disclosure), (B) the disclosure of which would violate any Law or legal duty of the Party or any of its Representatives (provided, however, that the Company or Parent, as applicable, shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Law or legal duty), (C) that is subject to any attorney-client, attorney work product or other legal privilege or would cause a risk of a loss of privilege to the disclosing Party (provided, however, that the Company or Parent, as applicable, shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not result in a loss of such attorney-client, attorney work product or other legal privilege) or (D) if it reasonably determines that such access is reasonably likely to materially disrupt, impair or interfere with its, or its Subsidiaries’, business or operations; provided, however, that the Parties will work in good faith to determine a means to provide access that will not materially disrupt, impair or interfere with such business or operations. Notwithstanding the foregoing, access pursuant to this Section 7.6 shall not include the right to perform environmental testing or sampling of any kind (including any invasive environmental testing). Each of the Company and Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of the other Party that may result from the requests for access, data and information hereunder. Prior to the Company Merger Effective Time, each of the Company Parties and each of the Parent Parties shall not, and shall direct their respective Representatives and Affiliates not to, contact or otherwise communicate (for the avoidance of doubt, other than any public communications otherwise permitted by this Agreement) with parties with which such Party knows the other Party has a business relationship regarding the business of such other Party or this Agreement and the transactions contemplated hereby without the prior written consent of such other Party (such consent not to be unreasonably withheld, conditioned, or delayed); provided, however, that, notwithstanding the foregoing or anything else in this Agreement or in the Confidentiality Agreement to the contrary, a Party and its respective Representatives and Affiliates may contact or otherwise communicate with such parties without any consent of the other Party in pursuing its own business activities (operating in the ordinary course).

(b)            Prior to the Company Merger Effective Time, each of the Company and Parent shall hold, and will cause its respective Representatives and Affiliates to hold any nonpublic information exchanged pursuant to this Section 7.6 in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement, which shall remain in full force and effect pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination thereof.

Section 7.7      Public Announcements. Except with respect to any Change in Company Recommendation, any Change in Parent Recommendation or any action taken by the Company or the Company Board of Trustees or Parent or the Parent Board, as applicable, pursuant to and in accordance with Section 7.4, so long as this Agreement is in effect, the Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement and, except as otherwise permitted or required by this Agreement and except for the initial press release that will be mutually agreed in good faith by the Parties and the filing of this Agreement (and a summary of this Agreement) and the Form S-4 and the Proxy Statement/Prospectus with the SEC, none of the Company or Parent shall issue any such press release or make any such public statement or filing prior to obtaining the consent of the other Party (which consent shall not be unreasonably withheld, conditioned, or delayed); provided, however, that a Party may, without the prior consent of the other Parties, issue any such press release or make any such public statement or filing (a) if the disclosure contained therein is consistent in all material respects with the initial press release referred to above, the summary of this Agreement filed with the SEC, the Form S-4 or the Proxy Statement/Prospectus or (b) as may be required by Law, order or the applicable rules of any stock exchange or quotation system if, in the case of this clause (b), (i) for any reason it is not reasonably practicable to consult with the other Party before making any public statement with respect to this Agreement or any of the transactions contemplated by this Agreement or (ii) the Party issuing such press release or making such public statement has used its commercially reasonable efforts to consult with the other Party and to obtain such Party’s consent but has been unable to do so in a timely manner through no fault of such issuing Party.

Section 7.8      Employment Matters.

(a)            During the period commencing on the Closing and ending on the date that is twelve (12) months after the Closing (or if earlier, the date of the Continuing Employee’s termination of employment with Parent and the Parent Subsidiaries), Parent shall, or shall cause a Parent Subsidiary, as applicable, to take the actions specified in Section 7.8(a) of the Company Disclosure Letter and provide each individual who is an employee of the Company or any Company Subsidiary immediately prior to the Company Merger Effective Time and who continues in employment with Parent or any Parent Subsidiary following the Company Merger Effective Time (each, a “Continuing Employee” and collectively, the “Continuing Employees”) with, unless (A) otherwise mutually agreed between Parent and such Continuing Employee or (B) relating to any Continuing Employee who receives a change in control-related severance benefit pursuant to Section 7.8(c), (i) a base salary or base wage rate that is not less than the base salary or base wage rate, as applicable, provided to such Continuing Employee immediately prior to the Closing, (ii) target annual bonus opportunity that is not less than the target annual bonus opportunity provided to such Continuing Employee as of immediately prior to the Closing, and (iii) benefits that are no less favorable, in the aggregate, than those provided to such Continuing Employee immediately prior to the Closing or to similarly situated employees of Parent or a Parent Subsidiary, provided, however, that no post-retirement medical, equity-based compensation, deferred compensation, or retention, change-in-control or other special or non-recurring compensation or benefits provided prior to the Closing shall be taken into account for purposes of Parent’s obligations under this Section 7.8(a). For the avoidance of doubt, nothing in this Agreement shall require Parent or any Parent Subsidiary to employ any Person, nor shall it alter the at-will employment status of any Continuing Employee.

(b)            Parent shall use, and shall cause the Parent Subsidiaries to use, commercially reasonable efforts to cause each Parent Employee Program in which any Continuing Employee participates that provides health or welfare benefits to (i) waive all limitations as to preexisting conditions, exclusions, waiting periods and service conditions with respect to participation and coverage requirements applicable to Continuing Employees, other than limitations applicable under the corresponding Company Employee Program or to the extent that such preexisting condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Employee Program and (ii) honor any payments, charges and expenses of Continuing Employees (and their eligible dependents) that were applied toward the deductible and out-of-pocket maximums under the corresponding Company Employee Program in satisfying any applicable deductibles, out-of-pocket maximums or co-payments under a corresponding Parent Employee Program during the calendar year in which the Closing occurs.

(c)            Parent acknowledges and agrees that the change in control-related severance benefits payable to certain officers and vice presidents of the Company and its Subsidiaries pursuant to Section 6(c) of the employment agreements and Section 1(c) of the change in control agreements, in each case, as set forth in Section 7.8(c) of the Company Disclosure Letter shall become payable in full as of the Company Merger Effective Time, subject to the terms and conditions thereof (including such officer’s obligation to comply with the covenants described therein and such officer’s execution, timely return and non-revocation of the release of claims described therein (the “Release”)), irrespective of whether the officers or vice presidents party to such agreements are Continuing Employees; provided, however, that such severance benefits shall only become payable if such officer or vice president acknowledges and agrees in writing, in a form reasonably prescribed by Parent (including in the Release if so determined by Parent), that such officer or vice president shall have no further right or entitlement to any additional severance payments or benefits from Parent, the Company or any Subsidiary thereof, and that any provision(s) of such agreements providing for further severance payments or benefits shall cease to have any force or effect.

(d)            Prior to making any broad-based, written communications to the employees of the Company or any Company Subsidiary (other than any communications consistent in all material respects with prior communications made by the Company or Parent) pertaining to compensation or benefits matters that are affected by the transactions contemplated by this Agreement, the Company shall, to the extent not prohibited by applicable Law, (i) provide Parent with a copy of the intended communication, (ii) give Parent a reasonable period of time to review and comment on the communication and (iii) consider any such comments in good faith.

(e)            During the Interim Period, the Parent Parties and the Company and the Company Subsidiaries shall, and agree to cause their applicable Affiliates to, cooperate with each other to accomplish the matters addressed by this Section 7.8.

(f)            Nothing in this Section 7.8 shall (i) confer any rights upon any Person, including any Continuing Employee or former employee of the Company or the Company Subsidiaries, other than the Parties to this Agreement and their respective successors and permitted assigns, (ii) constitute or create an employment agreement or create any right in any Continuing Employee or any other Person to any continued employment or service with or for, or to receive any compensation or benefits from, the Company, the Company Subsidiaries, Parent or the Parent Subsidiaries, (iii) constitute or be treated as an amendment, modification, adoption, suspension or termination of any Company Employee Program or any Parent Employee Program or other benefit plan or program, or (iv) alter or limit the ability of the Company, the Company Subsidiaries, Parent or the Parent Subsidiaries to amend, modify or terminate any benefit plan, program, policy, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, consistent with the terms of such plan, program, policy, agreement or arrangement.

Section 7.9      Certain Tax Matters.

(a)            The Parties intend that for U.S. federal income tax purposes (i) that the Company Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) that this Agreement be, and hereby is, adopted as a plan of reorganization for the Company Merger for purposes of Sections 354 and 361 of the Code.

(b)            Each of Parent and the Company shall use their respective reasonable best efforts (before and, as relevant, after the Company Merger Effective Time) to cause the Company Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. None of Parent or the Company shall take any action, or fail to take any action, that would reasonably be expected to cause the Company Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Provided the Company shall have received the opinion of counsel referred to in Section 8.3(e) and Parent shall have received the opinion of counsel referred to in Section 8.2(e), the Parties shall treat the Company Merger as a “reorganization” under Section 368(a) of the Code and no Party shall take any position for Tax purposes inconsistent therewith, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c)            Parent and the Company shall cooperate in good faith in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. The Parent Parties shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to holders of Company Common Shares or Partnership OP Units, all Transfer Taxes.

(d)            The Company shall cooperate and consult in good faith with Parent with respect to maintenance of the REIT status of the Company (and any of the Company’s Subsidiaries that is a REIT) for the Company’s 2023 and (to the extent the Closing Date occurs in 2024) 2024 taxable years, including by providing Parent information supporting amounts distributed and the calculation of the amount required to be distributed pursuant to Section 857(a) of the Code. Parent and the Company shall cooperate to cause each Taxable REIT Subsidiary of the Company to jointly elect with Parent to be treated as a Taxable REIT Subsidiary of Parent, effective as of the date of the Company Merger Effective Time.

Section 7.10      Notification of Certain Matters; Transaction Litigation.

(a)            The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, the Mergers or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the other transactions contemplated by this Agreement.

(b)            Promptly after becoming aware, the Company shall give written notice to Parent, and Parent shall give written notice to Company, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that, if uncured, it would be reasonably expected to result in any of the applicable closing conditions set forth in Article VIII not being capable of being satisfied by the Outside Date; or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement such that, if uncured, it would result in any of the applicable closing conditions set forth in Article VIII not to be satisfied; provided, however, that no such notification (or failure to give such notification) shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Without limiting the foregoing, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, if, to the Company’s Knowledge or Parent’s Knowledge, as applicable, the occurrence of any state of facts or Event would cause, or would reasonably be expected to cause, any of the conditions to Closing set forth in Article VIII not to be satisfied or satisfaction to be reasonably delayed. Notwithstanding anything to the contrary in this Agreement, the failure by the Company, Parent or their respective Representatives to provide such prompt notice under Section 7.10(a), this Section 7.10(b) or Section 7.10(c) shall not constitute a breach of covenant for purposes of Section 8.2(b) or Section 8.3(b).

(c)            Each of the Company and Parent agrees to give prompt written notice to the other Party upon becoming aware of the occurrence or impending occurrence of any Event relating to it or any of its Subsidiaries, which could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be.

(d)            The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any Action commenced or, to the Company’s Knowledge or Parent’s Knowledge, as applicable, threatened against, relating to or involving such Party or any Company Subsidiary or Parent Subsidiary, respectively, that relates to this Agreement, the Mergers or the other transactions contemplated by this Agreement and each Party shall keep the other Party reasonably informed regarding any such matters. The Company shall give Parent the opportunity to reasonably participate in (but not control) the defense and settlement of any litigation against the Company, its trustees or its officers relating to this Agreement, the Mergers and the transactions contemplated hereby, and no such settlement shall be agreed to without Parent’s prior written consent; provided, however, that, with respect to any such settlement that only requires payment of monetary amounts by the Company and does not impose any non-monetary restriction, obligation or liability on the Company, any Company Subsidiary, Parent or any Parent Subsidiary (other than a customary mutual release of claims, covenant not to sue and confidentiality provision), such consent shall not be unreasonably withheld, conditioned, or delayed. Parent shall give the Company the opportunity to reasonably participate in the defense and settlement of any litigation against Parent, its directors or its officers relating to this Agreement, the Mergers and the transactions contemplated hereby.

Section 7.11      Section 16 Matters. Prior to the Company Merger Effective Time, the Company and Parent shall, as applicable, take all such steps to cause any dispositions of Company Common Shares (including derivative securities with respect thereto) or acquisitions of shares of Parent Common Stock (including derivative securities with respect thereto) resulting from the transactions contemplated by this Agreement by each individual who is, or may become (as a result of the transactions contemplated by this Agreement), subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or Parent, as the case may be, to be exempt under Rule 16b-3 promulgated under the Exchange Act, in each case subject to applicable Law.

Section 7.12      Voting of Company Common Shares and Parent Common Stock. Parent shall vote, or cause to be voted, all Company Common Shares beneficially owned by it, Parent OP or any of the Parent Subsidiaries as of the record date for the Company Shareholder Meeting, if any, in favor of approval of the Company Merger. The Company shall vote, or cause to be voted, all shares of Parent Common Stock beneficially owned by it, the Partnership or any of the Company Subsidiaries as of the record date for the Parent Stockholder Meeting, if any, in favor of approval of the Parent Common Stock Issuance and the Parent Charter Amendment.

Section 7.13      Amendment and Termination of Company Equity Incentive Plan and Certain Company Employee Programs.

(a)            Prior to the Company Merger Effective Time, the Company Board of Trustees or a committee thereof shall adopt such resolutions or take such other actions as may be required by the Company Equity Incentive Plan or applicable Law no later than immediately prior to the Company Merger Effective Time to terminate the Company Equity Incentive Plan effective as of the Company Merger Effective Time.

(b)            Prior to the Company Merger Effective Time, the Company shall take or cause to be taken, and shall cause HealCo Properties, LLC to take, all actions (including obtaining the consent of award holders) necessary to terminate and cancel the HealCo Properties, LLC Phantom Plan and all awards granted thereunder without the payment of any consideration therefor, effective no later than the day prior to the Company Merger Effective Time.

(c)            If requested in writing by Parent no later than ten (10) Business Days prior to the Closing Date, the Company Board of Trustees (or the appropriate governing body) shall adopt such resolutions or take such other actions as may be required to terminate each Company 401(k) Plan, effective as of the day immediately prior to the Closing Date. The form and substance of such resolutions and any other actions taken in connection with the foregoing termination shall be subject to the review and approval of Parent (which approval is not to be unreasonably withheld, conditioned, or delayed).

Section 7.14      Takeover Statutes. The Parties shall use their reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Mergers or any of the other transactions contemplated by this Agreement, and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Mergers and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Mergers and the other transactions contemplated by this Agreement.

Section 7.15      Tax Representation Letters.

(a)            The Company Parties shall (i) use their reasonable best efforts to obtain or cause to be provided, as appropriate, the opinions of counsel referred to in Section 8.2(d) and Section 8.3(e), (ii) deliver to Baker & McKenzie LLP, counsel to the Company, and Latham & Watkins LLP, counsel to Parent, respectively, a tax representation letter, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4) and signed by an officer of the Company Parties, containing customary representations of the Company Parties as shall be reasonably necessary or appropriate to enable Baker & McKenzie LLP and Latham & Watkins LLP, respectively, to render the opinions described in Section 8.2(d) and Section 8.3(d), respectively, on the date of the Company Merger Effective Time (and, if required, on the effective date of the Form S-4) and (iii) deliver to Latham & Watkins LLP, counsel to Parent, and Baker & McKenzie LLP, counsel to the Company, respectively, tax representation letters, dated as of the effective date of the Form S-4 and the date of the Company Merger Effective Time, respectively, and signed by an officer of the Company Parties, containing customary representations of the Company Parties as shall be reasonably necessary or appropriate to enable Latham & Watkins LLP to render an opinion on the effective date of the Form S-4 and on the date of the Company Merger Effective Time, respectively, as described in Section 8.2(e), and Baker & McKenzie LLP to render an opinion on the effective date of the Form S-4 and on the date of the Company Merger Effective Time, respectively, as described in Section 8.3(e).

(b)            The Parent Parties shall (i) use their reasonable best efforts to obtain or cause to be provided, as appropriate, the opinions of counsel referred to in Section 8.2(e) and Section 8.3(d), (ii) deliver to Latham & Watkins LLP, counsel to Parent, a tax representation letter, dated as of the date of the Company Merger Effective Time (and, if required, as of the effective date of the Form S-4) and signed by an officer of the Parent Parties, containing customary representations of the Parent Parties as shall be reasonably necessary or appropriate to enable Latham & Watkins LLP to render the opinion described in Section 8.3(d) on the date of the Company Merger Effective Time (and, if required, on the effective date of the Form S-4), and (iii) deliver to Baker & McKenzie LLP, counsel to the Company, and Latham & Watkins LLP, counsel to Parent, respectively, tax representation letters, dated as of the effective date of the Form S-4 and the date of the Company Merger Effective Time, respectively, and signed by an officer of the Parent Parties, containing representations of the Parent Parties as shall be reasonably necessary or appropriate to enable Latham & Watkins LLP to render an opinion on the effective date of the Form S-4 and on the date of the Company Merger Effective Time, as described in Section 8.2(e), and Baker & McKenzie LLP to render an opinion on the effective date of the Form S-4 and on the date of the Company Merger Effective Time, as described in Section 8.3(e).

Section 7.16      Accrued Dividends. In the event that a distribution with respect to Company Common Shares permitted under the terms of this Agreement has (a) a record date prior to the Company Merger Effective Time and (b) has not been paid as of the Company Merger Effective Time, the holders of Company Common Shares and Partnership OP Units shall be entitled to receive such distribution from the Company (or the Partnership, as applicable) as of immediately prior to the time such shares or units are exchanged pursuant to Article III.

Section 7.17      Dividends and Distributions.

(a)            From and after the date of this Agreement until the earlier of the Company Merger Effective Time and termination of this Agreement pursuant to Section 9.1, none of Parent or the Company shall make, declare or set aside any dividend or other distribution to its stockholders or shareholders, as applicable, without the prior written consent of Parent (in the case of the Company) or the Company (in the case of Parent); provided, however, that the written consent of the other Party shall not be required (but written notice shall be given) for (i) in the case of the Company, subject to the terms of this Section 7.17(a), (x) the authorization and payment of regular quarterly dividends on Company Common Shares at a rate not in excess of $0.23 per share, per quarter in accordance with past practice and (y) the regular distributions that are required to be made in respect of the Partnership OP Units in connection with any dividends paid on Company Common Shares in accordance with the terms of the Partnership Agreement, and (ii) in the case of Parent, subject to the terms of this Section 7.17(a), (x) the authorization and payment of regular quarterly dividends on shares of Parent Common Stock at a rate not in excess of $0.30 per share, per quarter in accordance with past practice and (y) the regular distributions that are required to be made in respect of the Parent OP Units in connection with any dividends paid on the shares of the Parent Common Stock in accordance with the Parent OP Operating Agreement (any dividend permitted under the preceding clauses (i) and (ii), a “Permitted REIT Dividend”); provided, further, that (A) it is agreed that the Parties shall take such actions as are necessary to ensure that if either the holders of Company Common Shares or the holders of Parent Common Stock receive a dividend for a particular quarter prior to the Closing Date, then the holders of Company Common Shares and the holders of Parent Common Stock, respectively, shall also receive a dividend for such quarter, whether in full or pro-rated for the applicable quarter, as necessary to result in the holders of Company Common Shares and the holders of Parent Common Stock receiving dividends covering the same periods prior to the Closing Date and (B) the Parties will cooperate such that, and the Company and the Partnership will ensure that, any such quarterly dividend or distribution (or dividends or distributions) by the Company (and the Partnership) will have the same record date and the same payment date as Parent’s in order to ensure that the stockholders of the Company and Parent (and the limited partners of the Partnership and the Parent OP) receive the same number of such dividends and distributions between September 30, 2023 and the Partnership Merger Effective Time.

(b)            Notwithstanding the foregoing or anything else to the contrary in this Agreement, each of the Company and Parent, as applicable, shall be permitted to declare and pay a dividend to its stockholders or shareholders, as applicable, the record date for which shall be the close of business on the last Business Day prior to the Closing Date and the payment date shall be as soon as practicable following the Closing Date, distributing any amounts determined by such Party (in each case in consultation with the other Party) to be the minimum dividend required to be distributed in order for such Party to qualify as a REIT and to avoid to the extent reasonably possible the incurrence of income or excise Tax (any dividend paid pursuant to this paragraph, a “REIT Dividend”).

(c)            If either Party determines that it is necessary to declare a REIT Dividend, it shall notify the other Party at least twenty (20) days prior to the date of the Company Shareholder Meeting and the Parent Stockholder Meeting, as applicable, and such other Party shall be entitled to declare a dividend per share payable (i) in the case of the Company, to holders of Company Common Shares, in an amount per Company Common Share equal to the product of (A) the REIT Dividend declared by Parent with respect to each share of Parent Common Stock multiplied by (B) the Exchange Ratio, and (ii) in the case of Parent, to holders of Parent Common Stock, in an amount per share of Parent Common Stock equal to the quotient obtained by dividing (x) the REIT Dividend declared by the Company with respect to each Company Common Share by (y) the Exchange Ratio. The record date for any dividend payable pursuant to this Section 7.17(c) shall be the close of business on the last Business Day prior to the Closing Date and the payment date for such dividend shall be as soon as practicable following the Closing Date.

Section 7.18      Registration Rights Agreements. Parent will use its reasonable best efforts to cause the resale of any Parent Common Stock that may become issuable upon redemption of the Partnership OP Units in accordance with the A&R Partnership Operating Agreement, including by any pledgees of the Partnership OP Units, to be included on its existing registration statement or registered on a new registration statement promptly following the Closing (but, in any event, on or prior to the sixtieth (60th) day after the Closing Date).

Section 7.19      Financing Cooperation.

(a)            During the Interim Period, the Company shall, and shall cause the Company Subsidiaries to, and shall cause its and their Representatives to, use reasonable best efforts to provide such cooperation as is reasonably requested by Parent in connection with the Company Debt Agreements (including assumptions, guarantees, amendments and restatements, supplements, modifications, refinancings, waivers, reaffirmations, replacements, repayments, terminations or prepayments of the Company Debt Agreements, an amendment or the amendment and restatement of the Company Credit Facility by the Term Lenders (as defined in the Company Credit Facility), the Administrative Agent (as defined in the Company Credit Facility) and any other applicable parties, to permit the Mergers and the other transactions contemplated hereby and make any other changes to the Company Credit Facility then in effect that Parent reasonably determines necessary or advisable in connection with the completion of the Mergers and the other transactions contemplated hereby, including an amendment to permit the transfer of the rights and obligations of the Borrower (as defined in the Company Credit Facility) under the Company Credit Facility in connection with the Mergers (such amendment or amendment and restatement, the “Company Credit Facility Amendment”)) as Parent may reasonably determine necessary or advisable in connection with the completion of the Mergers or the other transactions contemplated hereby, including timely taking all corporate action reasonably necessary to authorize the execution and delivery of any documents to be entered into prior to or in connection with Closing in respect of the Company Debt Agreements and delivering all officer’s certificates, solvency certificates, legal opinions and any other agreements, documents, instruments or certificates required to be delivered or reasonably necessary or desirable in connection thereof; provided, however, that Parent shall use reasonable best efforts to provide the Company with notice of any such needed information or action as soon as reasonably practicable; provided, further, that any arrangements, guarantees, amendments, amendment and restatements, supplements, modifications, refinancings, replacements, repayments, terminations, prepayments or other transactions or documents entered into pursuant to this Section 7.19(a) shall only be effective at or immediately prior to the Company Merger Effective Time (other than any (i) notices required to be given in advance of such time in order for any such financing arrangements or documents to be effective at or immediately prior to the Company Merger Effective Time, including, for the avoidance of doubt, any notice of prepayment and/or commitment reduction, as applicable, with respect to the Revolving Commitments (as defined in the Company Credit Facility, as may be amended, restated, amended and restated, supplemented or otherwise modified from time to time) and/or the Company Private Placement Notes or (ii) any amendment to the Company Private Placement Notes relating to notice of prepayment of the debt issued thereunder).

(b)            During the Interim Period, Parent or one or more of its Subsidiaries may (i) commence any of the following: (A) one or more offers to purchase any or all of the outstanding debt issued under the Company Notes Indentures and the Company Private Placement Notes for cash (the “Offers to Purchase”); or (B) one or more offers to exchange any or all of the outstanding debt issued under the Company Notes Indentures and the Company Private Placement Notes for securities issued by the Partnership or any of its Affiliates (the “Offers to Exchange”); and (ii) solicit the consent of the holders of debt issued under the Company Notes Indentures and the Company Private Placement Notes regarding certain proposed amendments thereto or certain transactions described therein (the “Consent Solicitations” and, together with the Offers to Purchase and Offers to Exchange, if any, the “Note Offers and Consent Solicitations”); provided, however, that any such notice or offer shall expressly reflect that, and it shall be the case that, the closing of any such transaction shall not be consummated until the Closing and such transaction shall be funded using consideration provided by Parent or any of its Subsidiaries (or by the Company or any of the Company Subsidiaries if the payment thereof is to be made after the Closing). Any Note Offers and Consent Solicitations shall be made on such terms and conditions (including price to be paid and conditionality) as are proposed by Parent and which are permitted by the terms of the applicable Company Notes Indenture and the Company Private Placement Notes and applicable Laws, including SEC rules and regulations. Parent shall consult with the Company regarding the material terms and conditions of any Note Offers and Consent Solicitations, including the timing and commencement of any Note Offers and Consent Solicitations and any tender deadlines. Parent shall have provided the Company with the necessary offer to purchase, offer to exchange, consent solicitation statement, letter of transmittal, press release, if any, in connection therewith, and each other document relevant to the transaction that will be distributed by Parent in the applicable Note Offers and Consent Solicitations (collectively, the “Debt Offer Documents”) a reasonable period of time in advance of commencing the applicable Note Offers and Consent Solicitations to allow the Company and its counsel to review and comment on such Debt Offer Documents, and Parent shall give reasonable and good faith consideration to any comments made or input provided by the Company and its legal counsel. Subject to the receipt of the requisite holder consents, in connection with any or all of the Consent Solicitations, the Company shall execute a supplemental indenture to each of the Company Notes Indentures or amendment to each of the Company Private Placement Notes, as applicable, in accordance with the terms thereof amending the terms and provisions thereof as described in the applicable Debt Offer Documents in a form as reasonably requested by Parent; provided, however, that the amendments effected by such supplemental indentures and amendments shall not become operative until the Closing. During the Interim Period, at Parent’s sole expense, the Company shall and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause its and their Representatives to, provide all cooperation reasonably requested by Parent to assist Parent in connection with any Note Offers and Consent Solicitations (including (i) using reasonable best efforts to cause the Company’s independent accountants to provide customary consents for use of their reports, and to provide customary “comfort letters”, in each case to the extent required in connection with any Note Offers and Consent Solicitations and (ii) providing assistance with a customary “due diligence” investigation in connection with any Note Offers and Consent Solicitations). The dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with any Note Offers and Consent Solicitations will be selected and retained by Parent. If, at any time prior to the completion of Note Offers and Consent Solicitations, the Company or any of its Subsidiaries, on the one hand, or Parent or any of its Subsidiaries, on the other hand, discovers any information that should be set forth in an amendment or supplement to the Debt Offer Documents, so that the Debt Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, such party that discovers such information shall use reasonable best efforts to promptly notify the other Party, and an appropriate amendment or supplement prepared by Parent describing such information shall be disseminated to the applicable holders of the notes outstanding under the Company Notes Indentures and the Company Private Placement Notes.

(c)            Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses paid to Third Parties (including advisor’s fees and expenses) incurred by the Company or any Company Subsidiary in connection with the cooperation provided or other action taken by Company or any Company Subsidiary pursuant to this Section 7.19 and indemnify and hold harmless the Company, the Company Subsidiaries and their respective officers, directors and other Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties (collectively, “Losses”) suffered or incurred by them in connection with any such financing transaction or Note Offers and Consent Solicitations, any information utilized in connection therewith or any action taken by the Company or any Company Subsidiary pursuant to this Section 7.19, in each case, whether or not the Mergers are consummated or this Agreement is terminated; provided, however, that the foregoing indemnity shall not apply with respect to any Losses resulting from the gross negligence or Willful Breach of the Company or any Company Subsidiaries under this Agreement.

(d)            All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Agreement shall be kept confidential in accordance with the Confidentiality Agreement; provided, however, that Parent shall be permitted to disclose such information to any Third Party financing sources or prospective Third Party financing sources and other financial institutions and investors (including the parties to, lenders with respect to and/or holders of notes under the Parent Credit Facility, the Company Credit Facility, the Company Notes Indentures or the Company Private Placement Notes, as applicable) and to their respective counsel and auditors subject to customary confidentiality arrangements for use by any of them of such information in connection with providing the financing contemplated by this Section 7.19 in connection with the Mergers.

(e)            Notwithstanding anything to the contrary in this Section 7.19, (i) any requested cooperation pursuant to this Section 7.19 shall not unreasonably interfere with the business or operations of the Company or any Company Subsidiary, (ii) neither the Company nor any Company Subsidiary shall be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with any financing arrangement prior to the Closing Date, (iii) none of the Company, any Company Subsidiary or any of their respective officers, directors, or employees shall be required to pass resolutions or consents to approve or authorize the execution of, or execute or enter into any agreement, certificate, instrument or other document with respect to, in each case, the financing arrangement contemplated by this Section 7.19 that is not contingent upon the Closing or that would be effective prior to the Closing Date, other than as necessary, advisable or reasonably requested by Parent to effectuate the Company Credit Facility Amendment, and (iv) the Company shall not be required to provide, or cause any Company Subsidiary to provide, cooperation that (A) causes any covenant, representation or warranty of the Company in this Agreement to be breached (unless Parent provides a written waiver of such breach), (B) causes any closing condition set forth in Article VIII to fail to be satisfied or otherwise causes the material breach of this Agreement or an event of default (after giving effect to any applicable cure or grace periods) under any material contract to which the Company or any Company Subsidiary is a party, (C) requires the Company or any Company Subsidiary to provide any legal opinion or other opinion of counsel, or any information that would, in each case, in its good faith opinion, result in a violation of applicable Laws or loss of attorney-client privilege, (D) could reasonably be expected to conflict with the organizational documents of the Company or any Company Subsidiary then in effect, (E) could reasonably be expected to cause the Company or any Company Subsidiary to fail to qualify as a REIT for federal income tax purposes or (F) requires preparation or delivery of any pro forma financial information, including pro forma costs savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information that is not prepared in the ordinary course by the Company or any Company Subsidiary or otherwise reasonably available to the Company or any Company Subsidiary.

(f)            Prior to Closing, the Company shall use reasonable best efforts to amend, replace or otherwise modify those certain hedging agreements set forth in Section 7.19(g) of the Company Disclosure Letter, if and to the extent necessary to permit such existing hedging agreements to survive post-Closing; provided, however, that such amendments, replacements and/or modifications must be in a form reasonably acceptable to the Parent Parties.

(g)            Notwithstanding the foregoing provisions of this Section 7.19, the Parent Parties acknowledge and agree that the consummation of Company Credit Facility Amendment, Note Offers, the Consent Solicitations, any amendment, waiver or consent for any other Company Debt Agreement and other transactions contemplated by this Section 7.19 is not a condition precedent to the consummation of the Mergers or any of the other transactions contemplated by this Agreement.

Section 7.20      Company Credit Facility. At or prior to the Company Merger Effective Time, the Company, or the applicable Company Subsidiary, shall deliver to Parent evidence reasonably satisfactory to Parent that (a) all Revolving Commitments (as defined in the Company Credit Facility) have been or will be permanently reduced and terminated in full as of the Company Merger Effective Time, which evidence shall include a copy of any executed notice of prepayment and/or commitment reduction and an executed payoff letter, each of which shall be in form and substance satisfactory to Parent and (b) to the extent amendments to the Company Credit Facility contemplated by the Company Credit Facility Amendment are not effective as of the Company Merger Effective Time, all Obligations (as defined in the Company Credit Facility) with respect to the Term Loans (as defined in the Company Credit Facility) have been or will be paid in full as of the Company Merger Effective Time, which evidence shall include a copy of any executed notice of prepayment and/or commitment reduction and an executed payoff letter, each of which shall be in form and substance reasonably satisfactory to Parent.

Section 7.21      Parent Board; Trading Symbol.

(a)            Prior to, and conditioned upon the occurrence of, the Company Merger Effective Time, Parent shall take all actions necessary in order to, upon the Company Merger Effective Time, add the five members of the Company Board of Trustees as set forth on Section 7.21(a) of the Company Disclosure Letter (“Company Board Designees”) to the Parent Board, to serve, together with the then members of the Parent Board, until the next annual meeting of stockholders of Parent and until their successors are elected and qualify. If one or more Company Board Designee(s) is unwilling or unable to serve on the Parent Board as of the Company Merger Effective Time, Parent and Company shall mutually agree to identify one or more replacement individual(s) to serve on the Parent Board as a Company Board Designee. In connection with such next annual meeting of stockholders of Parent, the Nominating and Corporate Governance Committee of the Parent Board shall recommend to the Parent Board the Company Board Designees for election to the Parent Board at such annual meeting of stockholders; provided, however, that at such time each such Company Board Designee satisfies the qualifications to serve on the Parent Board applicable generally to members of the Parent Board.

(b)            As of the Company Merger Effective Time or as soon thereafter as practicable, Parent shall cause its trading symbol on the NYSE to be changed to “DOC.” The Company shall cooperate with Parent in effecting the change in its trading symbol.

Section 7.22      Potential Property Management Agreements. Following the date of this Agreement and prior to the Company Merger Effective Time, Parent and the Company shall continue to discuss, evaluate and consider entering into new property management arrangements between Parent and the Company, to be effective prior to and irrespective of the consummation of the Mergers.

Article VIII

CONDITIONS TO THE MERGERs

Section 8.1      Conditions to the Obligations of Each Party to Effect the Mergers. The obligations of the Parties to effect the Mergers are subject to the satisfaction or, to the extent allowed by applicable Law, waiver by the Parties, at or prior to the Closing, of each of the following conditions:

(a)            Stockholder Approvals. Each of the Company Shareholder Approval and the Parent Stockholder Approval shall have been obtained.

(b)            No Prohibitive Laws. No Law shall have been enacted, issued, entered, promulgated or enforced by any Governmental Authority and be in effect which would have the effect of enjoining, preventing, restraining, making illegal or otherwise prohibiting the consummation of the Mergers.

(c)            No Injunctions, Orders or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order, decree or judgment issued by a Governmental Authority shall be in effect which would have the effect of making illegal or otherwise enjoining, preventing, restraining or prohibiting the consummation of the Mergers.

(d)            Registration Statement. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced by the SEC and not withdrawn.

(e)            Listing. The shares of Parent Common Stock to be issued in the Mergers shall have been approved for listing on NYSE, subject to official notice of issuance.

Section 8.2      Conditions to Obligations of the Parent Parties. The obligations of the Parent Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are further subject to the satisfaction or waiver by Parent, at or prior to the Closing, of each of the following additional conditions:

(a)            Representations and Warranties. (i) The representations and warranties of the Company contained in Section 4.1 (Existence, Good Standing; Compliance with Law), Section 4.2 (Authority), Section 4.3 (Capitalization) (other than the first and second sentences of Section 4.3(a)), Section 4.4 (Subsidiary Interests), Section 4.16 (No Brokers), Section 4.17 (Opinion of Financial Advisor), Section 4.18 (Vote Required) and Section 4.25 (Investment Company Act) shall be true and correct in all material respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct in all material respects at and as of such time), (ii) the representations and warranties of the Company Parties contained in the first and second sentences of Section 4.3(a) (Capitalization) shall be true and correct in all but de minimis respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct in all but de minimis respects at and as of such time), (iii) the representations and warranties of the Company Parties contained in Section 4.10(c) (Absence of Certain Changes) shall be true and correct in all respects as of the date hereof and as of the Closing as if made at and as of such time and (iv) each of the other representations and warranties of the Company Parties contained in this Agreement shall be true and correct as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct at and as of such time), except, in the case of this clause (iv), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that, with respect to this clause (iv), any exceptions and qualifications with regard to materiality or Company Material Adverse Effect contained therein shall be disregarded for purposes of this Section 8.2(a).

(b)            Performance of Obligations of the Company Parties. Each of the Company Parties shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing.

(c)            Absence of Material Adverse Change. Since the date of this Agreement, there shall not have been an Event that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)            REIT Qualification Opinion. Parent shall have received a written tax opinion of Baker & McKenzie LLP, substantially in the form of Exhibit B to this Agreement, dated as of the Closing Date, to the effect that, commencing with its taxable year ended December 31, 2015 and through the Company Merger Effective Time, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code (which opinion shall be based upon the representation letters described in Section 7.15(a)(ii) and subject to customary exceptions, assumptions and qualifications).

(e)            Section 368 Opinion. Parent shall have received the written opinion of Latham & Watkins LLP, substantially in the form of Exhibit C to this Agreement, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Company Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, counsel shall rely upon the tax representation letters described in Section 7.15(a)(iii) and Section 7.15(b)(iii).

(f)            Closing Certificate. Parent shall have received a certificate signed on behalf of the Chief Executive Officer or Chief Financial Officer of the Company, dated as of the Closing Date, to the effect that each of the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

Section 8.3      Conditions to Obligations of the Company Parties. The obligations of the Company Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are further subject to the satisfaction or waiver by the Company, at or prior to the Closing, of each of the following additional conditions:

(a)            Representations and Warranties. (i) The representations and warranties of Parent contained in Section 5.1 (Existence, Good Standing; Compliance with Law), Section 5.2 (Authority), Section 5.3 (Capitalization) (other than the first and second sentences of Section 5.3(a)), Section 5.4 (Subsidiary Interests), Section 5.12 (No Brokers), Section 5.13 (Opinion of Financial Advisor), Section 5.14 (Vote Required), and Section 5.16 (Investment Company Act) shall be true and correct in all material respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct in all material respects at and as of such time), (ii) the representations and warranties of Parent Parties contained in the first and second sentences of Section 5.3(a) (Capitalization) shall be true and correct in all but de minimis respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct in all but de minimis respects at and as of such time), (iii) the representations and warranties of the Parent Parties contained in Section 5.10(c) (Absence of Certain Changes) shall be true and correct in all respects as of the date hereof and as of the Closing as if made at and as of such time, and (iv) each of the other representations and warranties of the Parent Parties contained in this Agreement shall be true and correct as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct at and as of such time), except, in the case of this clause (iv), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; provided, however, that, with respect to this clause (iv), any exceptions and qualifications with regard to materiality or Parent Material Adverse Effect contained therein shall be disregarded for purposes of this Section 8.3(a).

(b)            Performance of Obligations of the Parent Parties. Each of the Parent Parties shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing.

(c)            Absence of Material Adverse Change. Since the date of this Agreement, there shall not have been an Event that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)            REIT Qualification Opinion. The Company shall have received a tax opinion of Latham & Watkins LLP, substantially in the form of Exhibit D to this Agreement, dated as of the Closing Date, to the effect that commencing with Parent’s taxable year ended December 31, 2015, Parent has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and Parent’s proposed method of operation will enable Parent to continue to meet the requirements for qualification and taxation as a REIT under the Code for its taxable year that includes the Company Merger Effective Time and future taxable years (which opinion shall be based upon the representation letters described in Section 7.15(a)(ii) and Section 7.15(b)(ii) and subject to customary exceptions, assumptions and qualifications).

(e)            Section 368 Opinion. The Company shall have received the written opinion of Baker & McKenzie LLP, substantially in the form of Exhibit E to this Agreement, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, counsel shall rely upon the tax representation letters described in Section 7.15(a)(iii) and Section 7.15(b)(iii).

(f)            Closing Certificate. The Company shall have received a certificate signed on behalf of the Chief Executive Officer or Chief Financial Officer of Parent, dated as of the Closing Date, to the effect that each of the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c) have been satisfied.

Article IX

TERMINATION

Section 9.1      Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Company Merger Effective Time, whether before or after the receipt of Company Shareholder Approval and the Parent Stockholder Approval (in each case, unless otherwise specified in this Section 9.1), by action taken or authorized by the Parent Board or the Company Board of Trustees, as applicable, as follows:

(a)            by the mutual written consent of Parent and the Company;

(b)            by either the Company or Parent, by written notice to the other Party:

(i)            if, upon the completion of the voting at the Company Shareholder Meeting, the Company Shareholder Approval is not obtained; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to the Company if the failure to obtain the Company Shareholder Approval was primarily caused by any action or failure to act of any of the Company Parties that constitutes a material breach of their respective obligations under Section 7.1 or Section 7.4;

(ii)            if, upon the completion of the voting at the Parent Stockholder Meeting, the Parent Stockholder Approval is not obtained; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to Parent if the failure to obtain the Parent Stockholder Approval was primarily caused by any action or failure to act of any of the Parent Parties that constitutes a material breach of their respective obligations under Section 7.1 or Section 7.4;

(iii)            if any Governmental Authority of competent jurisdiction shall have issued an order, decree, judgment, injunction or other Law or taken any other action, which permanently restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Mergers, and such order, decree, judgment, injunction, Law or other action shall have become final and non-appealable; or

(iv)            if the consummation of the Mergers shall not have occurred on or before 5:00 p.m. (New York time) on July 31, 2024 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(iv) shall not be available to any Party whose material breach of any provision of this Agreement has been the primary cause of, or resulted in, the failure of the Mergers to occur on or before the Outside Date;

(c)            by Parent upon written notice from Parent to the Company, if any of the Company Parties breaches or fails to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure to be satisfied of a condition set forth in Section 8.2(a) or Section 8.2(b) and such breach or failure to perform is incapable of being cured by the earlier of (i) thirty (30) days after such notice is given or (ii) the Outside Date or, if capable of being cured by the earlier of such dates, is not cured by the Company Parties before the earlier of such dates; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(c) if Parent is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied;

(d)            by the Company upon written notice from the Company to Parent, if any of the Parent Parties breaches or fails to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure to be satisfied of a condition set forth in Section 8.3(a) or Section 8.3(b) and such breach or failure to perform is incapable of being cured by the earlier of (i) thirty (30) days after such notice is given or (ii) the Outside Date or, if capable of being cured by the earlier of such dates, is not cured by the Parent Parties before the earlier of such dates; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if the Company or the Partnership is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied;

(e)            by Parent upon written notice from Parent to the Company, (i) if a Change in Company Recommendation shall have occurred (provided, however, that Parent’s right to terminate this Agreement pursuant to this Section 9.1(e)(i) in respect of a Change in Company Recommendation shall expire if and when the Company Shareholder Approval is obtained), or (ii) upon a Willful Breach of Section 7.4 by the Company (it being understood that nothing in this Section 9.1(e)(ii) is intended to modify the rights of Parent and obligations of the Company with respect to a Willful Breach of this Agreement by the Company as provided in Section 9.2 or Section 9.3); or

(f)            by the Company upon written notice from the Company to Parent, (i) if a Change in Parent Recommendation shall have occurred (provided, however, that the Company’s right to terminate this Agreement pursuant to this Section 9.1(f)(i) shall expire if and when the Parent Stockholder Approval is obtained), or (ii) upon a Willful Breach of Section 7.4 by Parent (it being understood that nothing in this Section 9.1(f)(ii) is intended to modify the rights of the Company and obligations of Parent with respect to a Willful Breach of this Agreement by Parent as provided in Section 9.2 or Section 9.3).

Section 9.2      Effect of Termination. Subject to Section 9.3, in the event of the termination of this Agreement pursuant to Section 9.1, written notice thereof shall be given to the other Party or Parties, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of any of the Parties hereto, or any of their respective Representatives, and all rights and obligations of any Party shall cease, except for the Confidentiality Agreement and the agreements contained in Section 7.6(b) (Access to Information; Confidentiality), this Section 9.2 (Effect of Termination), Section 9.3 (Termination Fees and Expense Amount), Section 9.4 (Payment of Expense Amount or Termination Fee) and Article X (General Provisions) and the definitions of all defined terms appearing in such sections shall survive any termination of this Agreement pursuant to Section 9.1; provided, however, that nothing shall relieve any Party from liabilities or damages arising out of any fraud or Willful Breach by such Party of this Agreement. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the Governmental Authority or other Person to which they were made.

Section 9.3      Termination Fees and Expense Amount.

(a)            If this Agreement is terminated by either the Company or Parent pursuant to Section 9.1(b)(i) or Section 9.1(b)(iv) or by Parent pursuant to Section 9.1(c), and, after the date hereof and prior to the termination of this Agreement (or, in the case of Section 9.1(c), prior to the breach giving rise to such right of termination), the Company (i) receives or has received an Acquisition Proposal with respect to the Company or any Company Subsidiary that has been publicly announced prior to the time of the Company Shareholder Meeting (with respect to a termination under Section 9.1(b)(i)) or that has been publicly announced or otherwise communicated to the Company Board of Trustees prior to the date of termination of this Agreement (with respect to a termination under Section 9.1(b)(iv) or Section 9.1(c), and in the case of Section 9.1(c), prior to the breach giving rise to such right of termination), and (ii) before the date that is twelve (12) months after the date of termination of this Agreement, any transaction or series of related transactions that constitutes an Acquisition Proposal is consummated by the Company or a Company Subsidiary or the Company or a Company Subsidiary enters into an Acquisition Agreement, then the Company shall pay, or cause to be paid, to Parent, subject to the provisions of Section 9.4(a), the Termination Fee, by wire transfer of same day funds to an account designated by Parent, not later than the earlier of consummation of such transaction arising from such Acquisition Proposal or the execution of such Acquisition Agreement; provided, however, that for purposes of this Section 9.3(a), the references to “fifteen percent (15%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%).”

(b)            If this Agreement is terminated by either the Company or Parent pursuant to Section 9.1(b)(ii) or Section 9.1(b)(iv) or by the Company pursuant to Section 9.1(d), and, after the date hereof and prior to the termination of this Agreement (or, in the case of Section 9.1(d), prior to the breach giving rise to such right of termination), Parent (i) receives or has received an Acquisition Proposal with respect to Parent or any Parent Subsidiary that has been publicly announced prior to the time of the Parent Stockholder Meeting (with respect to a termination under Section 9.1(b)(ii)) or that has been publicly announced or otherwise communicated to the Parent Board prior to the date of termination of this Agreement (with respect to a termination under Section 9.1(b)(iv) or Section 9.1(d), and in the case of Section 9.1(d), prior to the breach giving rise to such right of termination), and (ii) before the date that is twelve (12) months after the date of termination of this Agreement, any transaction or series of related transactions that constitutes an Acquisition Proposal is consummated by Parent or a Parent Subsidiary or Parent or a Parent Subsidiary enters into an Acquisition Agreement, then Parent shall pay, or cause to be paid, to the Company, subject to the provisions of Section 9.4(a), the Termination Fee, by wire transfer of same day funds to an account designated by the Company, not later than the earlier of consummation of such transaction arising from such Acquisition Proposal or the execution of such Acquisition Agreement; provided, however, that for purposes of this Section 9.3(b), the references to “fifteen percent (15%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%).”

(c)            If this Agreement is terminated by Parent pursuant to Section 9.1(e), then the Company shall pay, or cause to be paid, to Parent, subject to the provisions of Section 9.4(a), the Termination Fee by wire transfer of same day funds to an account designated by Parent, within two (2) Business Days after the date of such termination.

(d)            If this Agreement is terminated by the Company pursuant to Section 9.1(f), then Parent shall pay, or cause to be paid, to the Company, subject to the provisions of Section 9.4(a), the Termination Fee by wire transfer of same day funds to an account designated by the Company, within two (2) Business Days after the date of such termination.

(e)            If this Agreement is terminated by either the Company or Parent pursuant to Section 9.1(b)(i), the Company shall pay, or cause to be paid, to Parent the Expense Amount of the Parent Parties, by wire transfer of same day funds to an account designated by Parent, within two (2) Business Days after the date of such termination.

(f)            If this Agreement is terminated by either the Company or Parent pursuant to Section 9.1(b)(ii), Parent shall pay, or cause to be paid, to the Company the Expense Amount of the Company Parties, by wire transfer of same day funds to an account designated by the Company, within two (2) Business Days after the date of such termination.

(g)            Notwithstanding anything to the contrary set forth in this Agreement, the Parties agree that:

(i)            under no circumstances shall either Parent or the Company be required to pay the Termination Fee on more than one occasion;

(ii)            under no circumstances shall either Parent or the Company be required to pay the Expense Amount on more than one occasion;

(iii)            if this Agreement is terminated under circumstances in which the Company is required to pay the Termination Fee pursuant to Section 9.3(a) or Section 9.3(c) and the Termination Fee is paid to Parent (or its designee), the payment of the Termination Fee will be the Parent Parties’ sole and exclusive remedy against the Company Parties arising out of or relating to this Agreement, except in the case of fraud or a Willful Breach of this Agreement by any of the Company Parties;

(iv)            if this Agreement is terminated under circumstances in which Parent is required to pay the Termination Fee pursuant to Section 9.3(b) or Section 9.3(d) and the Termination Fee is paid to the Company (or its designee), the payment of the Termination Fee will be the Company Parties’ sole and exclusive remedy against the Parent Parties arising out of or relating to this Agreement, except in the case of fraud or a Willful Breach of this Agreement by any of the Parent Parties;

(v)            if this Agreement is terminated under circumstances in which Parent is required to pay the Expense Amount pursuant to Section 9.3(f), and the Expense Amount is paid to the Company (or its designee), the payment of the Expense Amount will be the Company Parties’ sole and exclusive remedy against the Parent Parties arising out of or relating to this Agreement, except (i) in the case of fraud or a Willful Breach of this Agreement by any of the Parent Parties or (ii) in the event the Termination Fee is also payable pursuant to the terms of this Section 9.3, the additional payment of the Termination Fee;

(vi)            if this Agreement is terminated under circumstances in which the Company is required to pay the Expense Amount pursuant to Section 9.3(e), and the Expense Amount is paid to Parent (or its designee), the payment of the Expense Amount will be the Parent Parties’ sole and exclusive remedy against the Company Parties arising out of or relating to this Agreement, except (i) in the case of fraud or a Willful Breach of this Agreement by any of the Parent Parties or (ii) in the event the Termination Fee is also payable pursuant to the terms of this Section 9.3, the additional payment of the Termination Fee; and

(vii)            in the event that this Agreement is terminated by either the Company or Parent pursuant to Section 9.1(b)(i) when either the Company or Parent could have terminated the Agreement pursuant to Section 9.1(b)(ii), or this Agreement is terminated by either the Company or Parent pursuant to Section 9.1(b)(ii) when either the Company or Parent could have terminated the Agreement pursuant to Section 9.1(b)(i), then no Termination Fee, Expense Amount or any other amounts shall be payable by either Parent or the Company pursuant to this Section 9.3.

(h)            Each of the Parties hereto acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, (ii) neither the Termination Fee nor the Expense Amount is a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent or the Company, as applicable, in the circumstances in which such amounts are due and payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amounts would otherwise be impossible to calculate with precision, and (iii) without these agreements, neither Parent nor the Company would enter into this Agreement. Accordingly, if either Parent or the Company fails to timely pay any amount due pursuant to this Section 9.3 and, in order to obtain such payment, the other Party commences a suit that results in a judgment against Parent or the Company, as applicable, for the payment of any amount set forth in this Section 9.3, Parent or the Company, as applicable, shall pay the other Party its costs and Expenses in connection with such suit, together with interest on such amount at the annual rate of the prime rate as published in The Wall Street Journal, Eastern Edition on the date of payment for the period from the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

Section 9.4      Payment of Expense Amount or Termination Fee.

(a)            In the event that Parent or the Company (as applicable, the “Termination Payor”) is obligated to pay the other Party (the “Termination Payee”) the Expense Amount and/or Termination Fee, the Termination Payor shall pay to the Termination Payee from the Expense Amount and/or Termination Fee deposited into escrow in accordance with the next sentence, an amount equal to the lesser of (i) the Expense Amount and/or Termination Fee, as applicable, and (ii) the sum of (A) the maximum amount that can be paid to the Termination Payee (or its designee) without causing the Termination Payee (or its designee) to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Section 856(c)(2)(A) through (I) or 856(c)(3)(A) through (I) of the Code (“Qualifying Income”), as determined by the Termination Payee’s independent certified public accountants (taking into account any known or anticipated income of the Termination Payee which is not Qualifying Income and any appropriate “cushion” as determined by such accountants), plus (B) in the event the Termination Payee receives either (1) a letter from the Termination Payee’s counsel indicating that the Termination Payee has received a ruling from the IRS described in Section 9.4(b)(ii), or (2) an opinion from the Termination Payee’s outside counsel as described in Section 9.4(b)(ii), an amount equal to the excess of the Expense Amount and/or Termination Fee, as applicable, less the amount payable under clause (A) above. To secure the Termination Payor’s obligation to pay these amounts, the Termination Payor shall deposit into escrow an amount in cash equal to the Expense Amount and/or the Termination Fee, as applicable, with an escrow agent selected by the Termination Payor (that is reasonably satisfactory to the Termination Payee) and on such terms (subject to Section 9.4(b)) as shall be mutually agreed in good faith upon by the Company, Parent and the escrow agent. The payment or deposit into escrow of the Expense Amount or the Termination Fee, as applicable, pursuant to this Section 9.4(a) shall be made, at the time the Termination Payor is obligated to pay the Termination Payee such amount pursuant to Section 9.3, by wire transfer of immediately available funds.

(b)            The escrow agreement shall provide that the Expense Amount and/or the Termination Fee, as applicable, in escrow or any portion thereof shall not be released to the Termination Payee (or its designee) unless the escrow agent receives any one or combination of the following: (i) a letter from the Termination Payee’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to the Termination Payee (or its designee) without causing the Termination Payee (or its designee) to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income or a subsequent letter from the Termination Payee’s accountants revising that amount, in which case the escrow agent shall release such amount to the Termination Payee (or its designee), or (ii) a letter from the Termination Payee’s counsel indicating that the Termination Payee received a ruling from the IRS holding that the receipt by the Termination Payee (or its designee) of the Expense Amount and/or the Termination Fee, as applicable, would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (or alternatively, indicating that the Termination Payee’s outside counsel has rendered a legal opinion to the effect that the receipt by the Termination Payee (or its designee) of the Expense Amount and/or the Termination Fee, as applicable, should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code), in which case the escrow agent shall release the remainder of the Expense Amount and/or the Termination Fee, as applicable, to the Termination Payee (or its designee). The escrow agreement shall also provide that any portion of the Expense Amount and/or Termination Fee, as applicable, that remains unpaid as of the end of the taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 9.4; provided, however, that the obligation of the Termination Payor to pay the unpaid portion of the Expense Amount and/or Termination Fee, as applicable, shall terminate on the December 31 following the date which is three (3) years from the date of this Agreement and any such unpaid portion shall be released by the escrow agent to the Termination Payor. Parent (in the case of Expense Amount and/or Termination Fee, as applicable, payable by Parent) or the Company (in the case of Expense Amount and/or Termination Fee, as applicable, payable by the Company) shall not be a party to such escrow agreement and shall not bear any cost of or have liability resulting from the escrow agreement.

(c)            Except as set forth in Section 9.3 and this Section 9.4, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fees and expenses whether or not the Mergers are consummated.

Article X

GENERAL PROVISIONS

Section 10.1      Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by electronic mail (providing confirmation of transmission) or sent by prepaid overnight carrier (providing proof of delivery) to the Parties at the following addresses (or at such other addresses as shall be specified by the Parties by like notice):

(a)            if to any of the Parent Parties:

Healthpeak Properties, Inc.

4600 South Syracuse Street, Suite 500

Denver, CO 80237

Attention:	Scott M. Brinker, President and Chief Executive Officer
Jeffrey H. Miller, General Counsel

Email:	sbrinker@healthpeak.com
jhmiller@healthpeak.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Attention:	Charles K. Ruck

Andrew C. Elken

Darren J. Guttenberg

Email:	Charles.Ruck@lw.com

Andrew.Elken@lw.com

Darren.Guttenberg@lw.com

(b)            if to any of the Company Parties:

Physicians Realty Trust
309 N. Water Street, Suite 500

Milwaukee, Wisconsin 53202

Attention:	John T. Thomas, President and Chief Executive Officer

Email:	jtt@docreit.com

with a copy (which shall not constitute notice) to:

Baker & McKenzie LLP

300 East Randolph Street

Chicago, Illinois 60601

Attention:	Christopher M. Bartoli

Craig A. Roeder

Kathryn R. Strong

Email:	christopher.bartoli@bakermckenzie.com

craig.roeder@bakermckenzie.com

kathryn.strong@bakermckenzie.com

Section 10.2      Interpretation. The table of contents and the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever used herein, a pronoun in the masculine gender shall be considered as including the feminine gender unless the context clearly indicates otherwise. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference shall be to an Article or a Section of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. When a reference is made in this Agreement, to the Company Disclosure Letter or the Parent Disclosure Letter, to information or documents being “provided,” “made available” or “disclosed” by a Party to another Party or its Affiliates, such information or documents shall include any information or documents (a) included in the Company SEC Reports or the Parent SEC Reports, as the case may be, which are publicly available at least one (1) Business Day prior to the date of this Agreement, (b) furnished by 10:00 a.m. New York City time on October 28, 2023 in the Company Datasite or the Parent Datasite and to which access has been granted to the other party and its Representatives, or (c) otherwise provided in writing (including electronically) to the other Party or any of its Affiliates or Representatives at least one (1) day prior to the date of this Agreement. Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. References to a Person are also to its permitted successors and permitted assigns. Where this Agreement states that a Party “shall,” “will” or “must” perform in some manner, it means that the Party is legally obligated to do so under this Agreement.

Section 10.3      Amendment. To the extent permitted by applicable Law, this Agreement may be amended by the Parties by an instrument in writing signed on behalf of each of the Parties, at any time before or after the Company Shareholder Approval or the Parent Stockholder Approval is obtained; provided, however, that after the Company Shareholder Approval or after the Parent Stockholder Approval is obtained, as applicable, no amendment shall be made which by Law requires further approval by such shareholders or stockholders, as applicable, without obtaining such approval.

Section 10.4      Extension; Waiver. At any time prior to the Partnership Merger Effective Time, the Company Parties, on the one hand, and the Parent Parties, on the other hand, may to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained herein or in any document delivered pursuant hereto, and (c) waive compliance by the other Parties with any of the agreements or conditions contained herein. Any agreement on the part of the Company Parties, on the one hand, and the Parent Parties, on the other hand, to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Parties against which such waiver or extension is to be enforced. The failure of a Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

Section 10.5      Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Company Merger Effective Time. This Section 10.5 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Company Merger Effective Time.

Section 10.6      Entire Agreement. This Agreement constitutes, together with the Confidentiality Agreement, the Company Disclosure Letter and the Parent Disclosure Letter, the entire agreement and supersedes all of the prior agreements and understandings, both written and oral, among the Parties, or between any of them, with respect to the subject matter hereof.

Section 10.7      Assignment; Third-Party Beneficiaries. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties without the prior written consent of the other Parties. Except for (a) Article II and Article III, which shall inure to the benefit of the stockholders of the Company who are expressly intended to be third-party beneficiaries thereof and who may enforce the covenants contained therein, and (b) Section 7.5, which shall inure to the benefit of the Persons benefiting therefrom who are expressly intended to be third-party beneficiaries thereof and who may enforce the covenants contained therein, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 10.8      Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

Section 10.9      Choice of Law/Consent to Jurisdiction.

(a)            All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the internal Laws of the State of Maryland without regard to its rules of conflict of laws.

(b)            Each Party hereby irrevocably and unconditionally agrees to submit to the exclusive jurisdiction and forum of the Circuit Court for Baltimore City, Maryland or, if that Court does not have jurisdiction, the U.S. District Court for the District of Maryland, Northern Division (as applicable, the “Chosen Court”), for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby (and each Party agrees not to commence any action, suit or proceeding relating thereto, except in such court, and further agrees that service of any process, summons, notice or document by registered mail to such Party’s address set forth above shall be effective service of process for any action, suit or proceeding brought against it in any such court and further agrees, in the case of any action relating to this Agreement or the transactions contemplated hereby in the Circuit Court for Baltimore City, Maryland, to request and consent to the assignment of such action to the Business and Technology Case Management Program of the Circuit Court for Baltimore City, Maryland). Each Party hereby irrevocably and unconditionally waives any objection that it may now or hereafter have to the laying of venue of any action, suit or proceeding arising out of this agreement or the transactions contemplated hereby in the Chosen Court, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Notwithstanding the foregoing, actions or proceedings may be commenced in any jurisdiction, if necessary, to enforce or satisfy orders or judgments of such courts.

Section 10.10      Remedies.

(a)            Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)            The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Except as set forth in this Section 10.10, it is agreed that prior to the termination of this Agreement pursuant to Article IX the non-breaching Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by any other Party and to specifically enforce the terms and provisions of this Agreement.

(c)            The Parties’ right of specific enforcement and to an injunction is an integral part of this Agreement, the Mergers and the other transactions contemplated hereby and each Party hereby waives any objections to the grant of the equitable remedy of specific performance or to an injunction to prevent or restrain breaches of this Agreement by any other Party (including any objection on the basis that there is an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity), and each Party shall be entitled to specifically enforce compliance by the other Party with the terms and provisions of, and such other Party’s obligations under, this Agreement and to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement or the covenants and obligations of such other Party under this Agreement, all in accordance with the terms of this Section 10.10(c). In the event any Party seeks an injunction or injunctions to prevent breaches or threatened breaches of this Agreement (or the covenants and obligations of the other Party under this Agreement) or to enforce specifically the terms and provisions of, or the other Party’s obligations under, this Agreement, such Party shall not be required to provide any bond or other security in connection with such order or injunction all in accordance with the terms of this Section 10.10(c).

Section 10.11      Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery). Facsimile and electronic .pdf transmission of any signed original document shall be deemed the same as delivery of an original.

Section 10.12      WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.12.

Section 10.13      Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

HEALTHPEAK PROPERTIES, INC.

By:	/s/ Scott Brinker
Name: Scott Brinker
Title: President & Chief Executive Officer

ALPINE SUB, LLC

By:	HEALTHPEAK PROPERTIES, INC., its Sole Member

By:	/s/ Jeffrey Miller
Name: Jeffrey Miller
Title: General Counsel

ALPINE OP SUB, LLC

By:	HEALTHPEAK OP, LLC, its Sole Member

By:	Healthpeak Properties, Inc., its Sole Managing Member

By:	/s/ Jeffrey Miller
Name: Jeffrey Miller
Title: General Counsel

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

PHYSICIANS REALTY TRUST

By:	/s/ John T. Thomas
Name: John T. Thomas
Title: President and Chief Executive Officer

PHYSICIANS REALTY L.P.
By: Physicians Realty Trust, its General Partner

By:	/s/ John T. Thomas
Name: John T. Thomas
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]